TO: SECURITIES EXCHANGE COMMISSION

82-34

04036488

RECEIVED
2004 AUG 25 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

www.santos.com

newsrelease

SUPPL

24 August 2004

Santos Capital Management Initiative

Santos Limited today announced an offer of Franked Unsecured Equity Listed Securities (FUELS) and the redemption and buyback of its existing Reset Convertible Preference Shares (Resets).

The offer of FUELS which are non-cumulative, redeemable and convertible preference shares, is for $500 million. The redemption and buyback of Resets will be for all outstanding Resets with a total Face Value of $350 million.

"The offer of FUELS and the redemption and buyback of Resets is consistent with Santos' ongoing commitment to capital management", said Santos Chairman, Mr. Stephen Gerlach.

"FUELS have more equity like features than Resets and will achieve a more efficient capital structure for Santos.

"The Company has decided to use some of the proceeds from the issue of FUELS to fund a redemption of Resets. The remaining funds will be used to partially fund Santos' growth development program, which will deliver increased production in the future," he said.

FUELS Offer

Under the offer made through a public prospectus, Santos is proposing to issue 5.0 million FUELS at a Face Value of $100 each, to raise $500 million. Santos may accept oversubscriptions for additional FUELS and reserves the right to issue less than $500 million. The key features of FUELS are:

- a non-cumulative floating rate dividend set at a margin above the 180 day Bank Bill Swap Rate;
- the margin will be determined via an institutional bookbuild and is expected to be announced on 31 August 2004. The initial margin will, unless the FUELS are exchanged or converted by Santos, step-up by 2.25% on 30 September 2009;
- dividends are expected to be fully franked and payable half-yearly subject to certain conditions;
- Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares at a 2.5% discount, or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter. Santos has the right to convert or exchange FUELS prior to 30 September 2009 under certain circumstances; and

dle 8/25

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

- FUELS have been given a BBB- rating by Standard & Poor's Ratings Services. Securities rated BBB- or above by Standard & Poor's Rating Services are generally considered to be investment grade.

FUELS will be offered to institutional and retail investors with a registered Australian address. The minimum investment for Applicants is $5,000 or 50 FUELS. However, Eligible Reset Holders (holders of Resets as at 5.00pm (Melbourne Time) on 2 September 2004 with a registered Australian address) will receive a guaranteed entitlement to participate in the issue of FUELS using the proceeds of the sale or redemption of their Resets even if that equates to less than 50 FUELS.

Santos Eligible Reset Holders and Eligible Ordinary Shareholders (holders of Ordinary Shares as at 5.00pm (Melbourne Time) on 2 September with a registered Australian address) will receive a priority allocation over general Applicants.

The ASX has granted the Company a waiver from listing rule 10.11 that allows all of the Directors of the Company (and their related parties) to participate in the issue of FUELS, provided that the extent of the participation for all of the Directors (and their related parties) combined is limited to no more than 0.2% of the total issue of the FUELS, without obtaining shareholder approval for the issue.

Full details of the Offer of FUELS and the Redemption of Resets will be contained in the Prospectus which investors should read in full.

Redemption and Buyback of Reset Convertible Preference Shares

Under announced changes to accounting standards, Santos' Resets will not be classified as equity in the Company's statement of financial position after 1 January 2005. In these circumstances, the terms of issue permit a redemption of the Resets. On this basis, the Directors intend to redeem all Resets that remain on issue on 30 September 2004, in accordance with their terms of issue, provided that the new issue of FUELS is made on or before that date.

The redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly fully franked dividend of $3.294 per share will also be paid to Eligible Reset Holders on that date.

Whilst the Company can only redeem the Resets for $100 each, it recognises that the market value of Resets has generally exceeded $100 each and is therefore offering a number of options intended to provide a fair outcome to all Reset holders. All Reset holders are urged to carefully consider their available options to maximise the value of their investment.

Eligible Reset Holders who elect to have their Resets redeemed by Santos and the proceeds reinvested in FUELS will also be entitled to a $5.00 Special Dividend for those FUELS issued out of the redemption proceeds. This dividend is expected to be fully franked. This Special Dividend, payable shortly after the allotment of the FUELS, will not be paid to other FUELS investors.

Reset holders will also have the option to sell their Resets on-market for cash. Santos will offer to purchase Resets in an on-market buyback at $105 per Reset.

If the options being made available are not exercised, the Resets will be redeemed at Face Value of $100 each on 30 September 2004.

Santos has made an application to the ASX for trading in Resets on the ASX to cease on or about 24 September 2004.

Summary of Key Dates

Below is a summary of the key dates relating to the offer of FUELS and the redemption and buyback of Resets.

Issue of FUELS

Resets ex-dividend and ex-entitlement date	27 August 2004
Roadshow marketing	25 - 30 August 2004
Bookbuild	27 - 30 August 2004
Margin announced	31 August 2004
Opening date	1 September 2004
Record date (for Resets final dividend, FUELS reinvestment and Special Dividend entitlement and priority offer eligibility)	2 September 2004
Closing date	24 September 2004
Allotment date	30 September 2004
Commencement of trading of FUELS on the ASX on a deferred settlement basis	5 October 2004
Dispatch of holding statements	7 October 2004
Special Dividend payment date for Eligible Reset Holders	7 October 2004
Commencement of trading of FUELS on the ASX on a normal settlement basis	8 October 2004

Resets Redemption and Buyback

Announcement of redemption and buyback	24 August 2004
Opening date for redemption, buyback and reinvestment election	1 September 2004
Opening date of on-market buyback	8 September 2004
Last date for lodging sell and reinvest elections	16 September 2004
Closing date of on-market buyback	17 September 2004
Closing date for redemption and reinvestment election	24 September 2004
Redemption of Resets and final dividend payment date	30 September 2004

Merrill Lynch has been appointed Arranger, Underwriter and Sole Manager for the Offer of FUELS and as financial adviser for the redemption and buyback of Resets.

Additional Information

1. Dates in this document are indicative only and are subject to change.
2. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Santos Limited

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of securities issued or to be issued	**Non-cumulative, convertible preference shares, called FUELS (Franked Unsecured Equity Listed Securities).**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**Up to 5,000,000**

+ See chapter 19 for defined terms.

Freehills Melbourne ASX00003B\004522174

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FUELS are non-cumulative convertible preference shares.** **The face value is $100 per FUELS and will be fully paid.** **A preferred non-cumulative floating rate Dividend will be payable at the Director's discretion and is subject to a number of conditions. Dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until the FUELS is converted or exchanged.** **FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for ordinary shares or $100 in cash for each FUELS on 30 September 2009, or any subsequent dividend payment date, or on the occurrence of certain tax or regulatory events.** **The ratio at which FUELS will convert into ordinary shares will be calculated by reference to the volume weighted average price of ordinary shares during the 20 business days immediately preceding, but not including, the conversion date, less a discount of 2.5%, subject to a maximum conversion number which cannot exceed 400 ordinary shares.** **FUELS do not carry a right to participate in issues of securities in Santos or to participate in any bonus issues.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No. FUELS rank equally amongst themselves in all respects and are subordinated to all creditors but rank in priority to ordinary shares. FUELS rank in priority to ordinary shares for the payment of dividends.**
5	Issue price or consideration	**$100.00 per FUELS**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The offer of FUELS forms part of Santos' ongoing capital management program. Part of the proceeds will be used to fund a buy-back and redemption of 3,500,000 existing reset convertible preference shares.** **The balance will be used to partially fund Santos' growth development program which will deliver increased hydrocarbon production in the future.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**It is expected that holding statements will be dispatched on 7 October 2004.**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
584,921,283	**Fully paid ordinary shares.**
3,500,000	**Reset convertible preference shares**
5,000,000	**FUELS**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
15,400	**(i) held by eligible employees; and**
194,578	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
103,250	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
77,750	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
5,713,462	**Executive options issued pursuant to the Santos Executive Share Option Plan.**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Each FUELS entitles its holder to receive a preferred, non-cumulative floating rate dividend equal to the 90 day bank bill swap rate plus margin (which is to be determined by a bookbuild process). The payment of Dividends is at the Director's discretion. **The Dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until the FUELS is converted or exchanged. If Santos does not convert or exchange on or before 30 September 2009, the Margin will be increased by a one-time Step-Up of 2.25% per annum.**

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 August 2004.
Company secretary

Print name: WESLEY JON GLANVILLE

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Santos Limited	**80 007 550 923**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Reset convertible preference shares (RESETS)**
3	Voting rights *(eg, one for one)*	**No right to vote at general meetings except in limited circumstances.**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully paid**
5	Number of shares in the +class on issue	**3,500,000**
6	Whether shareholder approval is required for buy-back	**No**

+ See chapter 19 for defined terms.

7	Reason for buy-back	**The buy-back is being offered as part of Santos' ongoing capital management program. Santos has decided to raise new capital through a new issue of non-cumulative, convertible preference shares called Franked Unsecured Equity Listed Securities (FUELS). FUELS have more equity-like features than RESETS and will achieve a more efficient capital structure for Santos. Accordingly, Santos has decided to use some of the proceeds from the issue of FUELS to fund the buy-back and redemption of RESETS.** **The buy-back offers RESET shareholders with an alternative choice in dealing with their RESETS prior to the proposed redemption.**
8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	

On-market buy-back

9	Name of broker who will act on the company's behalf	**Merrill Lynch**
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**3,500,000**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**8 September 2004 – 17 September 2004**
13	If the company intends to buy back shares if conditions are met - those conditions	

+ See chapter 19 for defined terms.

Employee share scheme buy-back

14	Number of shares proposed to be bought back	**N/A**
15	Price to be offered for shares	**N/A**

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	**N/A**
17	Number of shares proposed to be bought back	**N/A**
18	Price to be offered for shares	**N/A**

Equal access scheme

19	Percentage of shares proposed to be bought back	**N/A**
20	Total number of shares proposed to be bought back if all offers are accepted	**N/A**
21	Price to be offered for shares	**N/A**
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	**N/A**

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 August 2004
Company secretary

Print name: WESLEY JON GLANVILLE

== == == == ==

ASIC registered agent number	1585
lodging party or agent name	Freehills
Office, level, building name or PO Box No.	Level 43
street number & name	101 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	+61 3 9288 1234
facsimile	+61 3 9288 1567
DX Number	240 Melbourne suburb/city Melbourne
Reference	Lindsay Mackay

ASS. ☐ NEW-A ☐ CASH ☐ PROP ☐ PROC ☐

Australian Securities & Investments Commission

form **281**

Notice of

intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name **Santos Limited**
A.C.N. **007 550 923**

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back **8/09/04** to **17/09/04 (unless extended)** **Unlimited buy back of Reset Convertible Preference Shares as per ASX Appendix 3B announcement dated 24 August 2004**	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   - (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - (b) if it is not the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that the information in this form is true and correct and the attached documents marked ( ) are true copies

print name **Wesley Glanville** capacity **Company Secretary**

sign here date **24/8/2004**

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explains what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **'minimum holding buy-back'**, **'employee share scheme buy-back'** and **'selective buy-back'**.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

Slide 1 Meeting the challenge – Interim results
Graeme Bethune:

Good morning everyone and welcome to the 2004 Santos interim results presentation.

For those I haven't met my name is Graeme Bethune and I am Santos Group Executive, Investor Relations.

The speakers we have today are John Ellice-Flint, Santos Managing Director, Jon Young, Executive Vice-President, Operations and Peter Wasow, Chief Financial Officer.

In Sydney we have Bruce Wood, Vice President, Strategic Projects.

In Melbourne we also have Mike Hanzalik and Mark Kozned from Investor Relations and Kathryn Mitchell from Media.

The pictures you see on the screen at the top of the slide are as follows

- On the left we have the Jack Bates semi-submersible drilling rig leaving Norway to drill Amrit and Callister
- The centre picture shows some of the engineering team working on Mutineer Exeter
- The right hand slide shows the flare on Exeter 4AH which has the capacity to produce up to 25,000 barrels of oil a day.

Slide 2

Here we have the customary disclaimer slide.

Slide 3

This is the program for today. John Ellice-Flint will provide an overview.

Jon Young will talk about harvesting value from our existing assets. Peter Wasow will address financial performance and John Ellice-Flint will conclude by addressing how we are creating value from new assets through development and exploration.

We will take questions at the end of the presentation.

If you would like to ask a question:

In Melbourne, please indicate and wait to receive the microphone, and

In Sydney please go to the podium where Bruce Wood will facilitate questions being asked.

If you would like to ask a question via this option, please state your name and organisation.

We will also take questions over the internet.

If you are using the internet option please get your questions in before the end of the presentation section.

Following the presentation we invite you to join us for refreshments in both Melbourne and Sydney.

I would now like to ask John Ellice-Flint to give an overview of the first half of 2004.

Slide 4 Meeting the challenge – Overview

John Ellice-Flint

- Ladies and gentlemen....good morning.
- Well, what a challenging opening half - in this our 51st year of operations!
- New Year's Day...Moomba...the fire... we'll update you on that shortly.
- But, beyond that incident, Santos in August 2004, is no longer a story about a company with one or two prime domestic assets.
- We've become a company with a number of growth-building cornerstones.
- If anything, I see the past six months as the period in which we cemented those cornerstones in place....and more importantly......went looking for more.
- As I said....quite an amazing and challenging six months....now let's look at the detail.
- Our vision at Santos has been, and remains, to grow the company into an internationally respected performer in the oil and gas industry.
- We are implementing our clear strategy to:
    - Harvest value from existing assets
    - Build a first-class organisation, and
    - Create value from new assets
- We're now at the stage in the journey where the new projects are taking shape.
- At the same time we're maximising value from our existing assets and dealing with the unexpected, such as the Moomba incident.
- 2004 was always going to be a tough year from a production perspective and the Moomba incident made it that much tougher.
- In the second half we also have the challenges of East Spar and Stag.
- However we haven't allowed ourselves to become distracted.
- We've maintained our focus on reshaping and streamlining the Company.
- We're putting Moomba behind us and the new Santos is taking shape.

Slide 5 Safety – recordable injuries reducing

- Good companies are safe companies.
- As always, our people are the major focus for Santos.
- We are building a better safety culture. This requires a comprehensive range of programs to improve safety performance.
- We measure many indicators of our safety performance. This slide shows that our continued focus is paying dividends in the form of decreasing injuries and importantly the severity of any injuries also shows a similar decreasing trend.

Slide 6 Positioned for higher oil prices

- Of course, the big news for the sector as a whole this year has been continuing high oil prices and from next year we will be in an even better position to capitalise on higher prices.
- You know the story and all the factors contributing to higher prices. I have spoken about this before and won't dwell on it here.
- The bottom line is that demand and supply are very finely balanced, in the short to medium term, with more downside than upside in capacity.
- Surprisingly, in Australian dollar terms, the oil price we obtained in the first half 2004 was similar to the corresponding 2003 period. However, since June 30th the Australian dollar price has increased to over A$65 a barrel.

Slide 7 Results Reflect Moomba

- The first half results, however, were dominated by the Moomba incident.
- Production overall was down by 21% compared with the first half 2003. Seventy percent of this was due to Moomba and the remaining decrease was spread across fields in the Otway, Timor, Carnarvon and Gulf of Mexico basins.
- Earnings were down by 47% before exploration write-downs and 36% thereafter.
- Operating cash flow was also affected by Moomba, working capital changes and restructuring costs.
- Gearing has increased but is still well within our target levels.
- The Board has retained a steady 15 cent fully-franked dividend, in anticipation of increased production and earnings in 2005.
- It is important to note that the lower first half result does not include any recovery of losses expected from insurance policies covering business interruption and property damage caused by the incident.
- The estimated adverse impact of the incident on Santos' full-year 2004 after-tax profit, following insurance recoveries, remains $25 to 30 million, as previously advised.
- The result also includes after tax restructuring costs of $14 million, which are on track to deliver significant profit improvements in 2005.
- If we strip out the Moomba impact our results would be ahead of last year

Slide 8 Reshaping the Organisation

- We also haven't let the short-term Moomba issues distract us from the bigger picture of growing the company.
- One of the major achievements during 2004 has been reshaping the organisation as part of our continuous improvement process.
- Senior management has been halved from 120 to 62.
- We can now fit all the top level executives on one slide, as you can see here.
- The company is now structured along functional lines rather than Business Units.
- This enables a much more streamlined decision-making process and better reflects the value chain for the company.

Slide 9 Value from new assets

- We have also made tangible progress in creating value from new assets:
  - Bayu-Undan, the first of our major new development projects, commenced production ahead of schedule, the Minerva gas field will shortly begin producing and Mutineer-Exeter is now 60% complete.
  - The John Brookes, Casino and Maleo gas projects all made good progress.
  - We have entered into strategic exploration alliances in northern Australia, Indonesia and Egypt, increased the US portfolio and started drilling our high-impact wells.
  - We are now in the process of completing the Novus acquisition and divested non-core onshore and corporate assets.
- While 2004 has posed more challenges than we expected, our focus on our long term targets has remained strong and we've continued to make good progress.

Slide 10 Harvesting value from existing assets

- Jon Young, Executive Vice-President Operations, will now provide an update on what we're doing to maximise value from our existing assets.

Jon Young

- Thanks John. Good morning.

- As John indicated, the operations team that I lead is responsible for harvesting value from our producing assets. We currently generate around $500-$600 million per annum of EBIT which is used to support Santos' growth strategy.

- The reality of operating mature assets, which are at or beyond their peak plateau, is one of constantly declining production. This decline occurs at various rates and is dependent on the reservoir characteristics and the level of ongoing development activity. For Santos, we typically see slower declines in the Cooper Basin and faster declines in our offshore assets.

- Effective harvesting of value means that we must not only deal with the inevitable production decline but also manage the numerous risks and uncertainties that are always present in producing from underground reservoirs and complex plants.

- The good news is that there are also opportunities for upside value creation through cost reductions, application of improved technologies and commercial initiatives such as the Moomba Hub. .

Slide 11 1H 2004 Production

- As indicated in this slide, first half production was down by 5.6 million barrels of oil equivalent (boe) over prior corresponding period (pcp). This was made up of :
    - 1.6 million boe of natural decline primarily in our Cooper, Otway, US and Carnarvon assets including East Spar
    - 0.3 million boe of field performance issues caused by cyclone impacts on our offshore Carnarvon/Timor assets and Stag reservoir management issues.

  These declines were partly offset by:
    - 0.3 million boe of production from the start up of the Bayu-Undan project to produce a net reduction of 1.6 million boe to 25.2 million boe.
    - the first half impact of the Moomba incident was 4.0 million boe and this resulted in a final first half production of 21.2 million boe.

Slide 12 Moomba Incident

- The Moomba recovery is nearing completion with the final recommissioning of the Liquids Recovery Plant B train planned to occur this coming weekend.
- This will complete the 6 stage recovery process which saw gas deliveries resumed within days of the incident and the restoration of gas liquids recovery to about 70% of capacity in May.
- As per the previous slide, the first half production impact of the incident was significant. There will also be an impact in the second half but it will be relatively minor by comparison.
- We do not expect any material increases in ongoing operating or capital costs to result from the incident and there is no reserves impact.

Slide 13 East Spar

- The East Spar field, where Santos has a 45% non operated interest, is experiencing earlier water breakthrough than was expected. This is resulting in a significant production impact which is unlikely to be turned around as the field is approaching the end of its productive life.

- Although the field showed only minor decline in the first half compared with the previous corresponding period, the onset of water breakthrough in key wells in the first half is earlier than was expected in the P50 case.

- Additional wells were drilled in the first half of 2004 but these were not completed due to insufficient net pay caused by water sweep. There is still some remaining potential for an additional well to access reserves that may not be drained by the existing producing wells and this is being evaluated.

- As a result of these issues at East Spar, the development of John Brookes has been accelerated to both help meet the existing East Spar contracts and to provide opportunities for further sales such as the recently announced Newcrest gas sales agreement.

- The combined impacts of the East Spar decline and John Brookes startup is expected to result in a reduction of around 2 million boe in 2005 production compared to what was previously anticipated.

Slide 14 Stag

- The Stag oil field, where Santos has a 67% non-operated interest, has experienced unanticipated decreases in well performance. As a result, production declined by nearly 25% between the first and second quarters of this year. (652,000 bbls in 1Q 2004 to 502,000 bbls in 2Q 2004)

- Santos is working hard with the operator to identify remedial options such as optimisation of the water flood system which is critical to reservoir pressure support.

- Additional workover and infill drilling projects have also commenced. The results of this program will not be known for some time. There is a possibility that notwithstanding these remedial efforts, 2005 production could be up to 2 million barrels lower than previously anticipated.

- These 2004-05 production difficulties are not expected to impact on the 2P reserves of the Stag field.

Slide 15 Cost management

- Effective cost management is a critical component of margin enhancement and value creation.

- We have been aggressively pursuing cost reductions in recent years with the Business Improvement Programme delivering over $180 million in like for like cost savings in the 2001-03 period.

- The Business Improvement Program put in place the building blocks that enabled a comprehensive redesign of our core work processes. In May this year we commenced the Santos Continuous Improvement Program which undertook a detailed process review. This review confirmed that whilst we had made substantial progress since 2001, further opportunities remained to improve the business.

- Key focus areas include:

  - improving our buying of goods and services
  - reliability centred maintenance strategy
  - reducing our drilling and completion costs
  - maximising asset up time
  - implementing fit for purpose engineering.

- All of this will mean we can do more for less and this will result in reduced staffing requirements with approximately 150 people having left the organisation since May 3 with a further 150 expected to leave by end 2005.

Slide 16 Technology

- Applying new technology to our assets remains a key improvement opportunity to drive recovery volumes up and costs down. To this end we have numerous initiatives underway:

  - Pin point fraccing is a relatively new technology which allows much more targeted stimulation of reservoirs in a rapid execution manner. This photo was shot at Nephrite South and records the placement of the first pin point frac in the Cooper Basin.

  - Later this quarter we will also be trialling under-balanced drilling with a Coiled Tubing Unit. This technology may allow us to more effectively access reserves and to minimise formation damage during the drilling operation.

  - More effective data capture and the conversion of data into insight is also a priority for us and we have a number of projects reaching completion. Real time production data on every desktop is becoming part of our employees' routine toolkit and the 2 year, $70 million (gross) Moomba plant control systems project is currently being commissioned.

  - The photos at the bottom capture the before and after of our project to retrofit remote telemetry on our Cooper gas wells. This has been standard for our new wells for some years but many of our older wells did not benefit from this technology. With the completion of the project we now have over 90% of our wells wired up. This allows real time data capture, remote well cycling, better reservoir management and also improves our field operators' productivity as they no longer have to physically visit wellheads to understand well performance or to collect round charts.

Slide 17 Moomba Hub

- The Moomba Hub's commercial and infrastructure position in the east coast energy market is unique. Leveraging this position to create value is an emerging opportunity as the structure of the south east Australia market continues to mature.

Opportunities that are currently being pursued include:

  - The recently announced gas swap deal will provide Origin with access for up to 200 PJ of gas at the Moomba Hub. The Moomba Hub's involvement in this arrangement enables a more cost effective market supply arrangement and an increase in the reliability of supply. In doing so, the Moomba Hub fee income is supplemented by increased liquids recovery.

  - As the gas market evolves, more customers are interested in a wider range of gas products and options in order to better manage their market risk. The Moomba Hub is uniquely placed to supply spot and short term gas with a wide range of service or capacity options. In the last year the Moomba Hub has entered into several such arrangements with price premiums to longer term arrangements.

  - Third party processing is also growing rapidly. At present the Moomba Hub is processing around 1 million barrels of third party oil per annum with emerging opportunities for gas processing.

  - Our major gas contracts contain periodic price review clauses. The realised premium prices for shorter term gas contracts at Moomba Hub are encouraging signs that market prices are improving, and that Moomba is well placed to provide high value gas to Eastern Australia. In the last few years we have successfully increased the price of Moomba Hub gas and believe that the market will continue to highly value this supply source.

- All in all, the Moomba Hub story is off and running with about $100 million STO NPV10 having been already created. The outlook for future opportunities is bright and we will continue to aggressively pursue these.

- In conclusion, we continue to have a strong production base, generating a lot of free cash.

- The business of operations is more than just the production numbers. Actual value creation is also largely dependent on our cost management, the application of new technologies and how we commercially leverage our position in the market. We are also working these areas hard and will continue to see substantial improvements and value add.

Peter Wasow will now give you an overview of the financial results in the first half.

Slide 18 Meeting the challenge – Financial Performance

Peter Wasow

Thanks Jon. The financial result for the first half reflects our key messages very well.

- **First, we are effectively harvesting value from our producing assets.** Obviously any account of the first half will be dominated by the Moomba incident.
- In the absence of this event our profits would have been higher than in the previous corresponding period and, perhaps surprisingly, price is only a small part of that story.
- We have worked hard on a number of fronts to largely counteract the effects of the production decline we've been forecasting, and are now realising.
- We've also flagged some further production shortfalls from East Spar and Stag but we will continue to do what we can to deliver higher profits, notwithstanding these reservoir performance issues.
- **Secondly, we are creating value from our new assets.** 2004 is a year of record development spending which, together with exploration and acquisition expenditure, will see investment top $1 billion.
- I have shown the impact of the Moomba incident on all the financial slides. This should help those of you who are modelling our result to separate out the various impacts of the Moomba incident from our underlying result.
- At the end of the presentation I will cover two further topics.
- First the redemption of our existing hybrids and the new and larger preference share offer which we announced today.
- Second, the pending adoption of international accounting standards will be of interest to many of you.
- So in summary, we have made good progress in the first half of 2004 with the obvious exception of the Moomba incident.

Slide 19 - Sales Revenue

Here we see the overall message borne out.

- Sales revenue, before the effect of the Moomba incident, was almost flat when compared with the previous corresponding period.

- Overall sales volumes were down by 4.5 million barrels equivalent, or almost 1 million barrels less than our production shortfall. Most of this reduction was in gas. We drew down heavily on stocks to minimize the effects of the fire on our customers, notwithstanding the fact that we normally lay down stocks in summer to provide for the peak winter demand. We are meeting our sales commitments with lower storage levels, but will be accelerating some capital spending from 2005 to the second half to make good this inventory shortfall.

- Crude volumes were very close to last year; in fact within 100,000 barrels. Total liquids were also quite close due to the start up of Bayu-Undan.

- The surprise on this chart is how small the net price effect is. The 6 to 7 US dollar increase in oil prices is largely offset by the currency movement. We see also on this slide the continuing unfolding of our Australian gas story which Jon Young spoke about.

- So in summary, after Moomba, sales are very much where we said they would be.

Slide 20 – Production Costs

Costs are also better before the Moomba effect.

- Production costs are down by $8 million or more than 5% period on period. Before the effects of the Moomba fire, production costs were almost flat at $4.88 per barrel from $4.78 in the previous period.

- This reflects the realisation of our strategic goal of keeping operating costs flat as volume declines.

- Major savings were driven from cost management efforts in the Cooper and savings in US field management costs. Insurance premium increases offset some of these gains.

- The main Moomba incident related cost was associated with getting the dew point control unit mode of gas production on stream to restore gas supplies to customers.

- So in summary, very much on track with cost performance, although this relatively small improvement masks a lot of effort, as we continue to add fields on production, and volumes reduce.

Slide 21 – Net Back

- Bringing these elements together, we see net back climb to $19.13 per barrel which is 47 cents per barrel higher than the previous period, before the Moomba effect.

- We can see the minor effect from commodity price movements, and the effect of our predicted decline, being offset by items under the control of management: a benefit resulting from higher Australian gas prices, cost savings and the start up of Bayu-Undan in April.

- The message is that we continue to work on increasing the harvest from our producing assets: that is, improving our netback in line with our strategic target of $22 per barrel or better.

Slide 22 – DD&A

- DD&A is about flat year on year, somewhat lower after Moomba, although this result reflects a higher rate per barrel.

- Let me explain the two effects which are causing the DD&A rate to climb in the period.

- The first is an issue of production mix, where normally we would have produced more lower rate barrels of central Australian gas in favour of higher rate barrels from other fields. The Moomba fire therefore had the effect of increasing the average rate of depletion over the portfolio.

- The second effect is due to reserve movements. The revisions that we had in 2003 caused a $24 million pre tax increase in DD&A however that was offset by a $14 million positive as a result of successful appraisal of the John Brookes and Casino fields.

- The East Spar production issues that Jon spoke about may result in further reserve downgrades at this field, and if so, this will result in an increase in depreciation. A worst case scenario is for the full year's DD&A to increase by as much as $24 million over last year. I stress that this result will only be determined as the remaining East Spar reserves are produced, and may be offset by reserve movements elsewhere.

Slide 23 – NPAT

Rebuilding Moomba has obviously been a major challenge for us.

- Apart from that, our ongoing and everyday challenge is to manage the effects of decline in our producing profit centres.

- We can see on this chart, the cost of that decline: a $28 million reduction in net profit after tax. Part of managing the decline is the necessity of restructuring and we see here the once off effects of the SCIP program as a charge of $14 million after tax.

- We have fought back with cost savings, higher domestic gas prices, the start up of Bayu-Undan, and importantly lower exploration write-downs. Together we were able to offset the effects of the decline completely, giving us a net profit after tax that would have been higher in 2004 than in 2003 if not for the Moomba incident.

- Just one quick word on the write-downs. The actual variance year-on-year is $17 million positive, including not only the $31 million shown on this chart but also the $14 million SCIP restructuring cost which is a significant item included in the result.

- Another important point is that following two years of write-downs and rationalisation in our portfolio, we now have much lower dry hole cost remaining in our non producing areas and our housekeeping is largely done.

- The results presented today, which exclude insurance recoveries, show a net reduction of approximately $60 million associated with first half revenue losses and higher operating costs as a result of the Moomba incident. Reductions in the second half year will be minimal. A relatively small additional liquids production loss will be offset by the effects of rebuilding our gas inventory.

- Our Business Interruption policies cover lost revenue and higher operating costs beyond the first 45 days. Future recoveries under these policies will be credited to the profit statement. Capital expenditure to replace damaged equipment is covered by our Material Damage policies and future recoveries will be credited against capital expenditure.

- In a recent development, the Industry mutual that Santos joined in 2002 and which provides cover for a part of the property damage, has advised us that it is not aware of any issue discovered to date which could put the claim under its policy in doubt. We are now progressing to conclude quantum and subsequent payment within the terms of the policy. The value to Santos of this portion of the loss is in the range of $25-35 million net of deductibles. The ultimate amount is not yet known as the cost of repairs is yet to be finalised.

- A further claim is being progressed with other insurers, which includes the residual property damage claim and business interruption.

- Our full year NPAT impact, assuming insurance recoveries, is forecast to be approximately $25m-$30 million which is consistent with previous guidance.

- So in summary, we are suffering from Moomba, but otherwise fighting the effects of decline in our producing profit centres successfully.

Slide 24 – Capital Expenditure

We are in a record year as far as our investment for the future is concerned.

- The overall spend in the first half of 2004 of $390 million is not all that much higher than that which we spent in the first half of 2003, if you take out the effect of the Moomba LRP rebuild.

- If you look at the elements of our 2004 first half spending you see a relatively lower exploration spend as we have been building and managing our acreage portfolio and commenced our drilling program in earnest in the second half.

- As far as Bayu-Undan is concerned we see the liquids project being completed and the emphasis now changing to LNG. Between these projects the spending in the first half of both years is approximately $100 million.

- We also see on this chart the emergence of Mutineer-Exeter as a significant project.

- Cooper spending is significantly lower because of our continued focus on reducing the cost of gas development.

- For the full year we are forecasting total capital spending of around $925 million plus a further $150 million for the acquisition of the Novus assets. This compares with our previous guidance of $780 million. Of the total increase, around $60 million relates to Moomba, either by way of rebuilding the LRP, or by accelerating gas development. We are seeking recovery from insurers for both expenditures. The remaining increase accommodates a Casino sanction this year, a number of rapid payback projects we have accelerated to capture the benefit of current high oil prices, an increase in Cooper oil spending as we try to increase the recovery of crude in our onshore acreage, plus an increase in exploration of around $18 million to drill our new Gulf of Suez prospects.

- To summarise, we continue to be disciplined in our capital program, but the quality and scale of our development opportunities is enhancing our scope to invest: evidence that we are in fact creating value from new assets.

Slide 25 – Cash flow and Net Debt

- And while we spend, we can still afford to, even including the effects of the Moomba incident.

- Cash flows are down year on year for the reasons shown on the chart. The major variance that we haven't discussed up to now is the working capital variance which includes higher payments to suppliers, lower receipts from customers and tax payments. These are temporary differences only.

- The gearing level at the end of the first half stood at 29%. The two main features in the movement in our net debt are: the higher capital spending we just discussed and the lower operating cash flow for the period. We also see a reversal of the Australian dollar's fortunes having the effect of increasing the reported value of our US dollar debt.

- Debt will continue to rise for the remainder of the year as we fund our development program. By the close of 2004, we expect that gearing will reach the low 30's, prior to recoveries from insurance. This is still well within our target ceiling.

Slide 26 – Capital management

- As a result of increasing development opportunities, and the current attractive pricing in the hybrid market, we have decided to increase our funding from this source.
- Today we announced the redemption of our existing preference shares, and the offer of $500 million of FUELS, which stands for Franked Unsecured Equity Listed Securities.
- We have all seen good pricing and strong demand in this market for some time, and at the level of issue of the current security, we are just not taking full advantage of this fact. Rather than issue some more of the current pref's with a short reset, or issue a further security, we have decided to roll it all into a new and bigger program.
- This is an innovative new product in the hybrid market, and the first issue by a non-bank institution. The issue will be earnings accretive, as its higher equity component ensures treatment for tax and accounting as equity, and not debt as most current hybrids would be considered under international accounting standards.
- The FUELS are a good use of franking credits for our ordinary shareholders because, as a franked instrument they will enjoy the benefits of a lower coupon.

Slide 27 – International accounting standards

- Speaking of which, the new International Accounting Standards will be adopted in a "Big Bang" approach next year, as depicted on this slide.

- But wait, what's wrong with this picture? Even though we will adopt 47 new standards there is, as yet, no new extractive industry standard. So what will resource companies do?

- An exposure draft, ED6, was issued at the start of this year, and is scheduled to be issued as an International Financial Reporting Standard in the fourth quarter. While it deals with Exploration and Evaluation expenditure, it is expected to do so by offering two options.

- The first would be the continuation of the Area-of-Interest methodology of accounting for exploration and evaluation under temporary grandfathering provisions. Alternatively, Australian companies may elect to adopt a type of "successful efforts" accounting which more closely meets the conceptual framework of the international accounting standards.

- Once the new standard is issued later in the year, we will be evaluating the options, if any, the standard offers. We will also consider the option of moving to a "successful efforts" methodology. It is unlikely that a decision will be made before year end. Either way, any adjustments required will be to opening retained earnings, and will therefore not impact profit.

- So on that heady note; I will pass the baton back to John to take us through the growth elements of the morning's presentation.

Slide 28 Value for New Projects

John Ellice-Flint

- Thanks, Peter. I'd now like to look at the future of the Company and how we are creating value from new assets.

Slide 29 Development Timeline 2004 to 2006

- This chart summarises the status of projects that are due to come on line over the next couple of years.
- There has been good progress, with Bayu-Undan liquids having come on line ahead of schedule and a further seven new projects sanctioned or close to sanction, four of which we are operating.
- All of these projects have commercial or technical risks that can affect timing of first production.
- However our aim is the same, to get all this new production on quickly, safely and on budget.

Slide 30 Development Timeline 2007 to 2010+

- This slide shows a series of potential development projects for existing fields or possible fields that could be available in the event of exploration success.
- The aim of our exploration and gas commercialisation programs is to provide new growth projects beyond 2006
- I will now discuss each of our major projects.

Slide 31 Bayu-Undan

- The Bayu-Undan liquids phase was completed ahead of schedule and on budget. In this slide you can see the Ensco 104 jack up rig positioned over the Bayu-Undan production platform as it drills the development wells. The wells drilled so far have better than expected productivity. The project is currently producing 900 million standard cubic feet of gas per day for re-injection, with extracted liquids production of up to 88,000 barrels a day, of which Santos share is around 9,000 barrels.

- The other phases of the Bayu-Undan project are progressing well. The second photo on this slide shows the LNG plant at Wickham Point under construction with the Semac 1 pipelaying vessel installing the pipeline in Darwin harbour.

- The construction of the LNG plant is now more than 50% complete. To date the LNG project has achieved more than 1.1 million work hours without a lost time incident and over 400 consecutive safe work days.

Slide 32 Mutineer-Exeter

- The Mutineer-Exeter oil field development is over 60% complete.
- Recent progress includes commencement of the topsides construction and installation onto the Floating Production Storage and Offtake vessel.
- In this photo you can see the heavy lift barge installing the 400 tonne moonpool structure into the hull of the MT Airway, in Singapore.
- The FPSO conversion process is in full swing and the vessel will sail-away in early 2005.
- Total Santos production in 2005 is sensitive to the precise start-up time and production rate of the Mutineer-Exeter development.
- In the subsurface, the structure and reservoir distribution is proving to be more complicated than originally anticipated.
- We have drilled and completed Exeter 4AH which tested with a production capacity of 25,000 bopd.
- We have drilled and confirmed the north eastern Mutineer 5 development well. The pilot hole on Mutineer 8 which was recently drilled, indicated that we need to revise this development location.
- A further pilot hole, Mutineer 7, was unsuccessful in confirming the development location in the southwest of the field.
- We will update investors on the impact of these drilling results once the initial drilling program has been completed.
- These results lead to increased uncertainty on the ultimate recoverable volumes in the area of the fields so far drilled.
- We are currently drilling a development location to the north and up to three further development wells are planned during this phase of drilling.
- Results to date indicate that we should be able to meet the anticipated start up timing of mid 2005.

I will now turn to three gas commercialisation projects that have all achieved material progress this year.

Slide 33 John Brookes – Varanus hub

- Two weeks ago we announced the signing of a Gas Sales Agreement for the sale of John Brookes gas to Newcrest Mining.
- The development of John Brookes has been accelerated and this, together with third party gas, allows the Joint Venture to meet East Spar shortfalls.
- The alignment of interests between Santos and Apache facilitates this type of commercial arrangement and further enhances the use of Varanus Island processing facilities as a gas producing hub. This can be clearly seen in the schematic shown here.
- Construction of the platform jacket has already commenced at Batam Island Indonesia and several major contracts have been awarded.
- We are aiming at a start up of production from John Brookes in mid 2005.

Slide 34 Casino

- The development of the Casino field in the Otway Basin offshore Victoria is close to sanction with a target for first gas production of first quarter 2006.
- The development will have minimal environmental impact in this sensitive area through the use of subsea wellheads and a directionally drilled shore crossing under the beach.
- The utilisation of existing onshore production facilities and easements will provide added benefits.
- The innovative commercial arrangements that allowed the fast development of the Casino field have facilitated further exploration drilling, which will take place in the fourth quarter.

Slide 35 Indonesia Gas

Indonesia is a focus area for Santos. The risk profiles for oil and domestic gas differ, reflecting the fact that oil is sold on world markets but gas is sold to local companies. With domestic gas it is prudent to ensure that the buyers are providing appropriate credit indemnities and these are important preconditions for both Maleo and Oyong.

Maleo

- As the schematic shows, the current Maleo development plan involves the use of a Mobile Offshore Production Unit or MOPU, which is likely to be a converted jack-up.
- Development plans are progressing and we are close to finalising the Gas Sales Agreement.
- The GSA was delayed as a result of the need to confirm satisfactory credit arrangements for the buyer.
- This delay pushes the timing for first production to the beginning of 2006.
- Altogether the delay in Maleo is likely to impact the previous 2005 forecast production by about 2 million boe.
- While there has been a delay, the extended negotiation has improved the overall value of the project.

Oyong

- Oyong development planning is continuing. Oyong is subject to the same credit risks as Maleo so we are looking at ways of commencing early oil production.
- It is hoped that reserve studies underway will lead to an improvement in the value of the project through an increase in the volume of recoverable oil.

Slide 36 Novus Acquisition

- I will now turn to the Novus acquisition, which is a good fit with our existing interests as can be seen from this map.
- The final sale and purchase agreement is currently being negotiated with Medco, the ultimate successful bidder.
- Following the Medco bid late last year, we quickly moved to position ourselves to acquire the Novus interests in Indonesia and Australia.
- By being adroit and flexible we were able to back the successful bidder.
- The acquisition will cost US$110 million and provides reserves of about 22 million boe that will produce around 2 million boe in 2005.
- The effective date of the purchase remains 1 January 2004.

Slide 37 Meeting the challenge – Creating value from new assets

- I'd now like to summarise the production outlook before proceeding to exploration.
- The Company continues to expect 2004 production to be 45-46 million boe.
- We expect production to rebound in 2005. The magnitude of the 2005 increase will become clearer towards the end of 2004 when we have greater clarity on the year end exit production of East Spar and Stag and the precise start up timing of the Mutineer-Exeter and John Brookes projects.
- The delay on Maleo will reduce production by around two million boe and reduced performance from the Stag and East Spar fields could reduce production by around two million boe for each field, a total possible impact of 6 million boe.
- Subject to satisfactory conclusion, the Novus transaction could add around two million boe to Santos' 2005 production.
- I will now turn to our upcoming exploration program.

Slide 38 Exploration - The Journey So Far

- We are probably the most leveraged to exploration of any of the major Australian E&P companies and the program has the potential to provide a substantial boost to oil and gas reserves in the event of success.

- While our journey since 2001 has had its ups and downs our strategy has remained consistent. Our task of building a portfolio of material opportunities can be described in three steps.

- Our first step during 2001 to 2003 was to maximise value from our existing portfolio.

- Building from this, our next step was to expand our interests within our core areas.

- The last step in this strategy is to access new international growth opportunities.

- We are now at an exciting stage of our journey. We are testing significant opportunities in six different hydrocarbon basins and our acreage position will allow us to rapidly build on any success.

Slide 39 Basin Excellence

- Our exploration strategy is focused on basin excellence. We begin by identifying basins where we can build competitive advantages.

- The key to this is understanding the basin from its basic building blocks, the rocks.

    - Once focus areas have been identified, we set about becoming a leader in technical understanding.
    - Then we seek to establish substantial acreage positions.
    - Ideally we seek to do this as an early entrant at low cost.
    - To achieve maximum value we must understand and balance the technical and commercial risks.
    - Finally, we seek quality partners.

- Some examples of where we have successfully applied this strategy are:
    - East Java, with Total and Mitsui, the Kutei basin with Unocal, the Gulf of Suez with Devon, offshore southern Australia with Unocal and Inpex and the Timor Sea with ConocoPhillips.

- Clearly the high quality of the exploration portfolio is attracting partners of equal quality.

Slide 40 First Half Exploration

- The exploration story for 2004 is in two parts. During the first half the focus was on building and optimising our portfolio as preparation for the high-impact drilling stage, which has now begun.

- The most important drilling result was the Jeruk 1 well, seen here flaring during open hole testing.

- Jeruk 1 provided sufficient encouragement to rapidly follow up with a second well that is currently drilling.

- We also had a very active half for portfolio management. In East Java we successfully concluded a farm out of the Nth Bali 1 licence to major partners Total and Mitsui.

- In Australia, we brought in a major partner via the farm out of NT/P61 offshore Darwin to ConocoPhillips.

- In the US, we substantially increased our acreage position both onshore and offshore, in the shallow waters of the Gulf of Mexico.

- Santos also realised its first new country entry for some time with a farmin to three Devon Energy blocks in the Gulf of Suez, Egypt. The first well under this farm in is currently in progress with the drilling of Khefren 1 on the South East July block.

- Having successfully balanced the technical and commercial risks of our portfolio the second half of 2004 will see a lot of drilling activity in our focus areas.

Slide 41 Exploration focus – Indonesia: East Java

- In Indonesia, we have built a substantial acreage position in East Java, close to recent large discoveries and on trend with major existing fields.
- Significant wells to be drilled in 2004 are Jeruk 2 and Agung 1.

Slide 42 Jeruk 2

- The Jeruk 2 well now drilling in the Sampang licence follows the encouraging Jeruk 1 result 1.6 km to the west. The map shown here is a contour map at the level of the top of the Kujung limestone reservoir and indicates a trap area of about $30km^2$.

- The reef build-up is clearly evident on this seismic line that also shows the path of the Jeruk 1 well.

- Due to drilling difficulty, the bottom section of the Jeruk 1 well, seen here as a dashed line, was unable to be logged. The open hole drill stem test included the unlogged section and flowed oil and water, hence providing an inconclusive but encouraging result.

Slide 43 Agung 1

- The Agung prospect in the Nth Bali 1 licence will be drilled immediately after Jeruk 2 using the same rig.
- This slide clearly shows the seismic expression of a reef build-up of the same Kujung limestone reservoir typical of several nearby discoveries. Many of the giant fields in Java and Sumatra are found in similar geologic settings.
- The structure contour map shows the large closure of approximately 44 square kilometres.

Slide 44 Exploration Focus – Indonesia: Kutei

- In the Kutei Basin we have taken interests in a deep water trend outboard of several recent discoveries that are under development planning. With our upcoming wells, one in each licence area as shown on the map, we are seeking to confirm that this proven, prolific petroleum system extends into the deep water trend. We are targeting oil in substantial traps well imaged by 3D seismic.

Slide 45 Exploration Focus - Australia

- Another area of exploration focus is the southern margin of Australia where we have a strong position in the offshore Otway and the Sorell Basin.
- The focus of this area is the deep water frontier play to be evaluated by the Amrit well.

Slide 46 Amrit 1

- Amrit is the first test of a high risk frontier exploration play which could significantly change the landscape for the company if successful. The Amrit prospect will be drilled in the fourth quarter.

- This will be Santos' first deep water operated well and will test a new play concept .

- Amrit will test a thick section of deltaic reservoir sands within a very large tilted fault block that is clearly visible on the seismic section.

Slide 47 Exploration Focus - Egypt

- The Gulf of Suez. is one of the world's major hydrocarbon provinces with existing discoveries totalling over 9 billion barrels of oil. A number of giant oil fields surround the blocks in which Santos has taken an interest.

Slide 48 Khefren 1

- The Khefren 1 well is the first of 8 planned wells to be drilled under the Devon farmin completed last month. The seismic section shows the prospect as a large tilted fault block below a thick section of salt and evaporite sediments.
- The 80 million barrel Saqqara field discovered in 2003 by BP lies just 6 km to the northwest, and on trend with the Khefren 1 well currently being drilled.
- The reservoir target is the thick, high quality Nubia sandstone which produces prolifically in many existing fields in the Gulf of Suez.
- The well is expected to take around 90 days to drill due to slow drilling through the thick evaporite seal section.

I have given you a good flavour of our portfolio which indicates that our prospectivity is increasing and becoming oilier. There is further information in the back-up slides about other wells planned for second half drilling.

Slide 49 Meeting the Challenge

Thank you ladies and gentlemen...

In closing, let me leave you with this thought:

Success for any oil and gas company is embedded in where and how it explores.

The new production cornerstones we've outlined today have only resulted from the fact we have jumped out of our historic comfort zone to build a **"higher value"** business.

Today, we have also provided you with an outline of the aggressive and geographically diverse exploration program we are now undertaking – a program unprecedented in Santos' history.

We are tapping opportunities in some of the richest oil and gas provinces in the world... and in our home base of Australia.

It is the only route to balancing risk, endeavour and outcome to achieve "**sustainable value**".

This is all part of the changing face of Santos.

Clearly – in its 51st year – it is a bigger business, an expanding business, a more focused business and an increasingly borderless Australian oil and gas company.

Slide 50 Meeting the Challenge

Q&A

TO: SECURITIES EXCHANGE COMMISSION

Appendix 4D

SANTOS LTD

Half-Year Report under Listing Rule 4.2A

For the period ended 30 June 2004

ABN	Previous corresponding period
80 007 550 923	30 June 2003

Results for announcement to the market

				$A million
Revenue from ordinary activities	Down	19.0%	to	620.1
Profit from ordinary activities after tax attributable to members	Down	36.2%	to	86.5
Net profit for the period attributable to members	Down	36.2%	to	86.5

Interim Dividends	Amount per security	Franked amount per security at 30% tax
Ordinary securities	15.0¢	15.0¢
Preference securities	$3.294	$3.294

Record date for determining entitlements to the dividends	2 September 2004

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

The operating results for the half-year 2004 reflect the impact of reduced production and sales resulting from a gas leak and fire which occurred at the Moomba Gas Plant in Central Australia on 1 January 2004. The first half-year results do not include any expected recovery of losses from claims on business interruption and property damages insurance policies.

The results for the first half-year 2004 include the following significant expense items: organisation restructure costs of $21.8 million and additional operating costs associated with the Moomba plant fire of $8.3 million. The results for the first half-year 2003 included the following significant expense items: write-down of exploration expenditure of $30.4 million and write-down of investments in listed shares of $4.4 million.

Refer to attached media release for further commentary regarding the first half-year 2004 result.

This half-year report is to be read in conjunction with the December 2003 annual financial report.

newsrelease

Santos

www.santos.com

24 August 2004

Moomba incident affects Santos first half profit

Santos Limited's after-tax net profit was $86.5 million in the six months ended 30 June 2004 compared with $135.6 million in the previous corresponding period.

As expected, the profit downturn was due to the loss of production caused by the Moomba incident in January this year.

Net profit for the first half would have been around $62 million higher or approximately $149 million without loss of earnings from the incident. The estimated adverse impact of the incident on Santos' full-year 2004 after-tax profit, after insurance recoveries, remains $25-30 million, as previously advised.

The lower first half result does not include any recovery of losses expected from insurance polices covering business interruption or property damage caused by the Moomba incident.

The result also includes one-off after-tax restructuring costs of $14 million, which are on track to deliver significant profit improvements from 2005.

"Improvement expected" - Chairman

Directors have declared a steady fully franked interim dividend at 15 cents per ordinary share for the third successive year.

Santos' Chairman, Mr Stephen Gerlach, said the Board had decided to maintain the interim dividend in light of the significant production and profit improvements expected in the second half of 2004 and further in 2005.

The dividend will be paid on 30 September 2004 to shareholders registered in the books of the Company at the close of business on the record date of 2 September 2004.

Santos' Managing Director, Mr John Ellice-Flint, said that the Company's key projects, especially production from the Bayu-Undan liquids project and development of the Mutineer-Exeter oil field, would play a major role in the improved 2005 results.

Further projects, including development of the John Brookes and Casino gas fields, Bayu-Undan LNG project and Indonesian gas developments, would likely further supplement the production portfolio.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The impact of the 1 January 2004 Moomba incident, combined with declining field performance from producing fields in Western Australia and Victoria, resulted in Santos achieving total production of 21.2 million barrels of oil equivalent (mmboe) in the latest June half year compared with 26.8 mmboe in the previous corresponding period. The Moomba incident resulted in the loss of 4.0 mmboe compared with the 2003 first half.

Sales volume for the six months fell by 4.5 mmboe from 26.5 mmboe to 22.0 mmboe, primarily reflecting lower gas volumes. Accordingly, revenue declined from $716.0 million to $590.5 million, partly offset by higher average oil and gas prices.

Earnings before interest and tax (EBIT) for the latest half year totalled $142.5 million compared with $237.7 million in the previous corresponding period.

Operating cash flow fell from $421.7 million to $192.6 million, due to the Moomba incident and the timing of payments and receipts.

Net debt increased from $898 million at 31 December 2003 to $1,239 million reflecting the lower operating cash flow, higher capital expenditure and the weakening of the Australian dollar. Gearing at 30 June was 29%, well within the Company's target gearing range.

Capital expenditure for the half year was a record $390 million ($344 million in the previous corresponding period), reflecting progress with major projects to expand and diversify Santos' portfolio, including the Bayu-Undan LNG development in the Timor Sea and the new Mutineer-Exeter oil field development off Western Australia. Spending on the rebuilding of the Liquids Recovery Plant at Moomba ($36 million Santos share), which is subject to insurance recoveries, is also included in expenditure for the latest first half.

Full year capital expenditure is expected to increase to around $925 million, reflecting new exploration and development projects and additional spending on projects with expected rapid pay-back from onshore Australian and the US in an environment of high oil prices and high US gas prices.

Progress on key projects

Mutineer-Exeter, Carnarvon Basin, offshore Western Australia

Further progress was made during the June half year on this new $480 million oil field development.

Santos is operator for the Mutineer-Exeter project which is more than 60% complete.

In the sub-surface, the structure and reservoir distribution is proving to be more complicated than originally anticipated.

Exeter 4AH has been drilled and completed, with an initial production capacity of 25,000 barrels of oil per day.

The north eastern Mutineer 5 development well has been drilled and confirmed. The pilot hole at Mutineer 8 was drilled recently and indicated that the Company needs to revise this development location. A further pilot hole, Mutineer 7, was unsuccessful in confirming the development location in the south west of the field.

These results led to increased uncertainty on the ultimate recoverable volumes in the area of the fields so far drilled.

The impact of these drilling results will be updated once the current drilling program has been completed.

A development location to the north is currently being drilled and up to three further development wells are planned during this phase of drilling.

Results to date indicate that the project should be able to meet the anticipated start up timing of mid 2005.

Bayu-Undan, Timor Sea

Santos, with a 10.6% interest, is the only Australian participant in the world-class Bayu-Undan gas and liquids project.

The first phase of this project, the Gas Recycle (Liquids) phase, is now complete and producing an average of 88,000 barrels of liquids per day (Santos share 9,000 barrels).

The full rate liquids production was achieved ahead of schedule and the wells drilled so far have generated better than expected productivity.

Phase two, the Liquefied Natural Gas (LNG) phase, is also progressing on schedule. The installation of the pipeline to Darwin and the construction of the LNG plant at Wickham Point are both approximately 50% complete.

More than 1.1 million hours have been worked without a lost time accident and the Bayu-Undan project has exceeded a total of 400 safe days worked.

Casino, Otway Basin, offshore Victoria

The development of the Casino gas field in the Otway Basin offshore Victoria is progressing towards sanction.

John Brookes, Carnarvon Basin, offshore Western Australia

Santos and its Joint Venturers earlier this month announced the go-ahead for this $220 million gas project being developed off Western Australia.

Project approval includes a signed contract with Newcrest Mining to supply 120 petajoules of gas over 15 years to the Telfer gold mine in WA.

The development of the John Brookes field has been accelerated, with first production expected to commence around mid 2005.

Progress on the John Brookes development has been rapid with construction of the platform jacket having already started.

Maleo, East Java Basin, offshore Indonesia

In January 2004, Santos signed a Heads of Agreement with PT Peruahaan Gas Negara (PGN) for the entire gas reserves of the Maleo field in East Java. Negotiations are proceeding towards the signing of a gas sales agreement, once satisfactory credit arrangements are established by PGN. Resolution of satisfactory credit arrangements will enhance the value of the project. Production is now likely to commence in 2006.

Production Outlook

In line with previous advice, Santos continues to expect total 2004 production of 45-46 mmboe.

Significantly higher production is forecast for 2005. The magnitude of the 2005 production increase will become clearer towards the end of 2004 when there is greater clarity on the year-end exit production of East Spar and Stag and the precise start-up timing of the Mutineer-Exeter and John Brookes projects.

The delay on Maleo will reduce the previous 2005 forecast production by around 2 mmboe. The previously announced difficulties in the Carnarvon Basin from reduced performance from the Stag and East Spar fields is expected to reduce production by around 2 mmboe for each field, a total possible impact of 6 mmboe.

Subject to satisfactory conclusion, the acquisition of Novus Petroleum's Indonesian and Australian assets in the PT Medco–Novus takeover, could add around 2 mmboe to Santos' 2005 production.

Other significant developments

Mr Ellice-Flint said that as well as progress on key projects such as Bayu-Undan, Mutineer-Exeter and John Brookes, the opening six months of 2004 included several other significant developments within Santos.

"Activity has continued in July and August, with the announcement of additional new projects and the commencement of drilling some of the Group's prime exploration prospects," he said.

Other 2004 Santos developments to date include:

- Being awarded a new exploration licence in the Sorell Basin, offshore Tasmania, giving Santos seven exploration blocks in the Sorell and nearby offshore Otway Basin.

- Divesting a non-core shareholding in Magellan Petroleum Australia Limited.

- Implementing a major restructure to improve the Company's key business processes and simplify the organisational structure. The restructure is expected to achieve improvements in one-off after-tax earnings in the order of $22 million in 2005 and $30 million in 2006.

- Farming out 16.67% equity in the exploration permit WA-264-P, containing the Corowa 1 discovery, to Beach Petroleum. Under the agreement, Santos retains 50% equity and operatorship of the permit.

- Entering into a major agreement to swap 150 petajoules (PJ) Cooper Basin gas with Origin Energy - further cementing the Moomba Hub's role for eastern Australia gas needs.

- Agreeing to acquire some of Novus Petroleum's Indonesian and Australian assets in the PT Medco–Novus takeover, adding Indonesian exploration acreage, 2 mmboe of production in 2005 and 22 mmboe of 2P reserves. This is subject to negotiations and execution of formal detailed documentation.

- Significantly expanding and diversifying US acreage adding two new venture areas in the shallow waters of the Gulf of Mexico and onshore east Texas.

- Farming out 60% interest in the NT/P61 permit in the Timor Sea to ConocoPhillips, ahead of drilling the Caldita prospect, a major gas prospect in the Timor Sea. This is Santos' second venture with ConocoPhillips in the region. The companies are already in joint venture in the massive Bayu-Undan development.

- Divesting non-core onshore Otway assets for $25.8 million to Origin Energy Resources.

- Expanding into North Africa, with plans to invest approximately A$70 million in a joint eight-well exploration venture over three years in the Gulf of Suez, Egypt, with major US petroleum group, Devon Energy Corporation. Drilling of the first exploration well under this agreement commenced within a matter of days of the Santos-Devon JV announcement.

- Further expanding offshore Victorian gas interests with agreement to increase to 50% Santos' equity interests in both the Patricia Baleen and the Sole gas fields.

Exploration

Santos drilled four exploration wells in the first half, of which three were successful in discovering hydrocarbons: Jeruk 1, offshore East Java; Torres 1, onshore South Texas and Hebe 1, south west Queensland.

Mr Ellice-Flint said the second half of the current financial year would see Santos involved in one of the most active and intense periods of exploration in the Company's history.

A total of 17 wells are scheduled to be drilled at a total cost of around $90 million.

"Two of these high-potential wells – Khefren 1 and Jeruk 2 – are currently being drilled in Egypt and Indonesia respectively," he said.

FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Tel: 0407 979 982

Investor enquiries:
Graeme Bethune
Tel: 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

SANTOS 2004 HALF YEAR RESULTS

	Half Year Ended 30/06/04	Half Year Ended 30/06/03	% Increase (Decrease)
FINANCIAL PERFORMANCE *($million)*			
Product sales	590.5	716.0	(17.5)
Cash costs - cost of sales	(217.2)	(212.0)	2.4
- selling and corporate administration	(35.6)	(16.6)	114.5
Other revenue from ordinary activities	29.6	49.9	(40.7)
Book value of non-current assets sold	(11.7)	(33.9)	(65.5)
Earnings before interest, tax, depreciation and amortisation (EBITDA)	355.6	503.4	(29.4)
Write-down of non-current assets – exploration expenditure	(3.6)	(30.4)	(88.2)
listed investment	-	(4.4)	n/a
Depreciation, depletion and amortisation	(209.5)	(230.9)	(9.3)
Earnings before interest and tax	142.5	237.7	(40.0)
Borrowing costs	(13.9)	(20.5)	(32.2)
Profit from ordinary activities before income tax expense	128.6	217.2	(40.8)
Income tax expense relating to ordinary activities	(42.1)	(81.6)	(48.4)
Net profit after income tax attributable to shareholders	86.5	135.6	(36.2)
Basic earnings per share *(cents)*	12.8	21.3	(39.9)
Ordinary dividend per share *(cents, fully franked)*	12.8	21.1	(39.3)
CASH FLOW *($million)*			
Net cash provided by operating activities	192.6	421.7	(54.3)
- per share *(cents)*	32.9	72.3	(54.4)
FINANCIAL POSITION *($million)*			
Total equity	3,077.3	2,989.2	2.9
Total assets	5,524.3	5,263.5	5.0
Net debt	1,239.4	1,013.7	22.3
CAPITAL EXPENDITURE *($million)*			
Exploration expenditure	41.1	60.9	(32.5)
Delineation expenditure	44.2	16.1	174.5
Development expenditure (includes construction and fixed assets)	304.8	266.7	14.3
Total	390.1	343.7	13.5
RATIOS			
Leverage (Net debt/Net debt plus equity) *(%)*	28.7	25.3	
Net interest cover *(times)*	4.9	8.1	
Return on average ordinary shareholders' equity (%) *(annualised)*	6.4	10.7	
Return on average capital employed *(%) (annualised)*	4.9	7.5	

2004 FIRST HALF FINANCIAL PERFORMANCE

Sales Volumes

Sales volumes decreased by 4.5 million barrels of oil equivalent (mmboe) to 22.0 mmboe in the six months to 30 June 2004.

Product Sales

First half sales revenue of $590.5 million was $125.5 million (or 17.5%) below the 2003 first half, primarily due to the Moomba incident.

Cost of Sales

The cost of sales fell by $15.6 million to $426.0 million reflecting lower depletion charges.

Half Year 30 June 2004

	2004 $million	2003 $million	Variance
Cash Costs:			
Production costs	131.4	128.0	(3.4)
Gas purchase costs – third party	2.7	1.9	(0.8)
Pipeline tariffs	17.4	17.4	-
Royalties	39.2	45.6	6.4
PRRT	26.4	25.2	(1.2)
Movement in product stock	0.1	(6.1)	(6.2)
	217.2	212.0	(5.2)
Non-Cash Costs:			
Depreciation	64.5	68.3	3.8
Depletion	131.5	148.7	17.2
Amortisation	3.6	4.5	0.9
Restoration provision	9.2	8.1	(1.1)
	208.8	229.6	20.8
Total Cost of Sales	**426.0**	**441.6**	**15.6**

Production costs were $3.4 million higher, primarily due to the Moomba incident.

Cash costs were $217.2 million, or $5.2 million higher than the previous corresponding period due principally to inventory drawdowns as a result of the Moomba incident.

Non-cash cost of sales was $208.8 million, a reduction of $20.8 million, primarily due to lower depletion.

Write-downs

Total write-downs of non-current assets before tax were $3.6 million ($34.8 million in the 2003 first half).

Earnings Before Interest Expense, Tax, Depreciation and Amortisation (EBITDA)

Earnings before interest, tax, depreciation and amortisation and before write-downs of non current assets were $355.6 million compared with $503.4 million in the first half of 2003.

Earnings Before Interest Expense and Tax

Earnings before interest expense and tax (EBIT) were $142.5 million, down by $95.2 million. Net interest expense decreased by $6.6 million to $13.9 million as a result of higher capitalised interest on major development projects. Net interest cover was 4.9 times.

Net Profit After Income Tax Attributable To Shareholders

A net operating profit after tax of $86.5 million was achieved, with earnings per share of 12.8 cents.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operating activities before interest and tax fell by $260.3 million to $288.2 million while cash flow from operating activities after interest and tax fell to $192.6 million ($421.7 million in 2003) largely due to the Moomba incident ($106 million) and timing of receipts and payments ($103 million). The 2003 first half included cash receipts of $60 million related to liquids sales in the last half of 2002 and the first half of 2004 includes $43 million (net) of additional cash outflows to third-party suppliers.

Operating cash flow per share was 32.9 cents per share compared with 72.3 cents in 2003.

Dividends paid to shareholders on ordinary and reset convertible preference shares totalled $99.2 million in the 2004 first half.

The net debt to net debt plus equity ratio (leverage) at the end of the 2004 first half was 28.7%, up from 22.5% at the end of December 2003 as a result of lower operating cash flow, heavy reinvestment and exchange rate changes.

CAPITAL EXPENDITURE OUTLOOK

Total capital expenditure for 2004 is expected to be approximately $925 million, prior to any recoveries for Moomba property damage. The increase also reflects pre-development spending on Casino and accelerated Cooper Basin development.

Total exploration spending will be approximately $150 million.

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

HALF-YEAR CONSOLIDATED FINANCIAL REPORT
30 JUNE 2004

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 30 JUNE 2004

		CONSOLIDATED	
	Note	30 June 2004 $million	30 June 2003 $million
Product sales	2	590.5	716.0
Cost of sales	3	(426.0)	(441.6)
Gross profit		164.5	274.4
Other revenue from ordinary activities	2	29.6	49.9
Book value of non-current assets sold		(11.7)	(33.9)
Write-down of non-current assets	3	(3.6)	(34.8)
Selling, general and administrative expenses	3	(36.3)	(17.9)
Borrowing costs	4	(13.9)	(20.5)
Profit from ordinary activities before income tax expense		128.6	217.2
Income tax expense relating to ordinary activities		(42.1)	(81.6)
Net profit after income tax attributable to the shareholders of Santos Ltd		86.5	135.6
Net exchange difference relating to self-sustaining foreign operations		0.5	(7.2)
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		87.0	128.4
Earnings per share (cents):			
Basic		12.8	21.3
Diluted		12.8	21.1

The statement of financial performance is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2004

	Note	CONSOLIDATED 30 June 2004 $million	31 December 2003 $million
Current assets			
Cash		169.2	111.1
Receivables		195.7	171.7
Inventories		111.6	112.4
Other		28.5	14.3
Total current assets		505.0	409.5
Non-current assets			
Exploration and development expenditure		3,000.1	2,945.3
Land and buildings, plant and equipment		2,002.7	1,840.8
Other financial assets		1.2	11.7
Intangibles		4.9	8.5
Deferred tax assets		3.0	1.4
Other		7.4	1.1
Total non-current assets		5,019.3	4,808.8
Total assets		5,524.3	5,218.3
Current liabilities			
Payables		255.4	291.3
Deferred income		10.9	8.9
Interest-bearing liabilities		49.3	45.4
Current tax liabilities		0.4	29.3
Provisions		64.3	55.3
Other		36.1	10.6
Total current liabilities		416.4	440.8
Non-current liabilities			
Deferred income		17.0	18.8
Interest-bearing liabilities		1,359.3	963.3
Deferred tax liabilities		526.5	535.8
Provisions		125.0	116.0
Other		2.8	55.7
Total non-current liabilities		2,030.6	1,689.6
Total liabilities		2,447.0	2,130.4
Net assets		3,077.3	3,087.9
Equity			
Contributed equity	6	1,894.7	1,893.1
Reserves		(8.3)	(8.8)
Retained profits	7	1,190.9	1,203.6
Total equity		3,077.3	3,087.9

The statement of financial position is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

		CONSOLIDATED	
	Note	30 June 2004 $million	30 June 2003 $million
Cash flows from operating activities			
Receipts from customers		638.4	821.2
Interest received		1.7	1.3
Overriding royalties received		5.8	7.9
Pipeline tariffs and other receipts		14.3	19.3
Payments to suppliers and employees		(303.1)	(228.6)
Royalty, excise and PRRT payments		(68.9)	(72.6)
Borrowing costs paid		(30.3)	(32.8)
Income taxes paid		(65.3)	(94.0)
Net cash provided by operating activities		192.6	421.7
Cash flows from investing activities			
Payments for:			
Exploration		(62.5)	(76.8)
Delineation and development		(104.9)	(131.8)
Land and buildings, plant and equipment		(208.0)	(127.1)
Acquisitions of oil and gas assets		1.3	-
Restoration		(1.9)	(0.8)
Proceeds from sale of non-current assets		11.3	38.7
Net cash used in investing activities		(364.7)	(297.8)
Cash flows from financing activities			
Dividends paid	5	(99.2)	(98.9)
Proceeds from issues of ordinary shares		1.6	2.5
Net drawdown of borrowings		325.7	27.8
Net cash provided by/(used in) financing activities		228.1	(68.6)
Net increase in cash		56.0	55.3
Cash at the beginning of the period		111.1	84.8
Effects of exchange rate changes on the balances of cash held in foreign currencies		2.1	(4.8)
Cash at the end of the period		169.2	135.3

The statement of cash flows is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

1. Basis of Preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable Australian Accounting Standard Board ("AASB") standards, other authoritative pronouncements of the AASB and Urgent Issues Group Consensus Views collectively referred to as Australian Generally Accepted Accounting Principles ("Australian GAAP").

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Half-Year Financial Report should be read in conjunction with the 31 December 2003 Annual Financial Report and any public announcements made by Santos Ltd and its Controlled Entities ("consolidated entity") during the half-year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and consistent with those applied in the 31 December 2003 Annual Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

<u>International Financial Reporting Standards</u>

Following implementation by the AASB of the Financial Reporting Council's policy of adopting the standards of the International Accounting Standards Board ("IASB") for application to reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with the Australian equivalents to International Financial Reporting Standards ("IFRS").

The differences between current Australian GAAP and the Australian equivalents to IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between current Australian GAAP and the Australian equivalents to IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Under current Australian GAAP the financial report is generally prepared on the basis of historical cost while under the Australian equivalents to IFRS framework there is an emphasis on recording assets and liabilities at their fair values. The transition to Australian equivalents to IFRS will lead to the derecognition of some assets and the recognition of additional assets and liabilities and accordingly will increase volatility in reported results. Additionally, the transition will lead to increased disclosures in the notes to the financial statements.

The AASB and IASB have significant ongoing projects that could affect the differences between current Australian GAAP and the Australian equivalents to IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impacts of the transition to Australian equivalents to IFRS include accounting process and system changes and other changes in business practices.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

1. Basis of Preparation (continued)

Transition to Australian equivalents to IFRS is a key current financial reporting project and the consolidated entity has established an IFRS team to achieve smooth transition to Australian equivalents to IFRS reporting beginning with the half-year ending 30 June 2005.

The broad transition plan is as follows:

- Formation of the IFRS team;
- For each Australian equivalent IFRS standard:
  - Identification of the key differences between the Australian equivalent to IFRS and current Australian GAAP and evaluation of alternatives;
  - Documentation and quantification of the potential impact on transition and/or going forward;
  - Development of the revised accounting policies and disclosure requirements under the Australian equivalents to IFRS;
  - Identification and documentation of business impacts including effects on key performance indicators, key ratios, debt governance, tax planning, treasury management and investor relations;
  - Identification and documentation of accounting system and process changes required under the Australian equivalents to IFRS; and
  - Identification and documentation of training requirements;
- Communication of findings of standard reviews to the consolidated entity's auditors;
- Preparation of an opening statement of financial position under the Australian equivalents to IFRS as at 1 January 2004 to facilitate first year comparatives;
- Implementation and testing of changes to the accounting system and processes;
- Provision of training on final standards; and
- Communication of the financial impacts on transition to the Board, Audit Committee, and Executive Committee.

Currently the IFRS team is reviewing the Australian equivalents to IFRS using this standard process. The consolidated entity expects to meet the timetable for transition to reporting under the Australian equivalents to IFRS with the preparation of the 30 June 2005 Half-Year Financial Report.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

1. Basis of Preparation (continued)

The key potential implications of the transition to the Australian equivalents to IFRS on the consolidated entity are as follows:

Financial Instruments	All financial instruments including derivatives will be recognised in the statement of financial position and all derivatives will be carried at fair value. Changes in the fair value of certain financial instruments will be recorded in the statement of financial performance. Where financial instruments satisfy strict hedge criteria, changes in the fair value will be recognised in equity, or will offset the hedged exposure in the statement of financial performance.
Impairment Test	Testing for impairment of non-current assets will be undertaken on the smallest grouping of assets generating cash flows, called cash generating units, and will be determined on a discounted future net cash flow basis. Upon initial application of the new accounting standard, such testing is likely to result in write-downs of carrying amounts to their recoverable amounts of some non-current assets including exploration, evaluation and development expenditure. Any initial impairment write-down may reverse in subsequent periods if there were an increase in recoverable amount resulting from a change in estimates used to determine the initial write-down.
Exploration and Evaluation Expenditure	Exploration and evaluation expenditure may continue to be accounted for under existing accounting policies under a proposed "grandfather option" or, alternatively, the Santos group of companies may adopt a methodology which is compatible with the IFRS conceptual accounting framework where exploration costs would be expensed unless they lead to a successful discovery of economic value. No decision has been made at this time as to which accounting option may be elected by Santos as the applicable accounting standard entitled "Exploration for and Evaluation of Mineral Resources" is not likely to be issued by the International Accounting Standards Board until fourth quarter 2004.
Deferred Tax Assets and Liabilities	Deferred tax assets and liabilities will generally be based on the differences between the accounting and tax basis of assets and liabilities under the "balance sheet" approach which may result in the recognition of more deferred tax assets and liabilities.
Defined Benefit Superannuation Surplus and Deficits	Defined benefit superannuation surpluses and deficits will be recognised in the statement of financial position and the changes in these values each period will be recognised in the statement of financial performance.
Restoration Liabilities	Restoration liabilities will be discounted to present value and capitalised as a component part of capitalised exploration and development expenditure and plant and equipment.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	CONSOLIDATED	
	30 June 2004 $million	30 June 2003 $million
2. Revenue from Ordinary Activities		
Product sales:		
Gas and ethane	229.5	357.9
Crude oil	296.8	227.8
Condensate/naphtha	51.2	73.2
Liquefied petroleum gas	13.0	57.1
	590.5	716.0
Other:		
Overriding royalties	5.8	4.4
Interest revenue	2.2	1.3
Equipment rentals, pipeline tariffs and other	10.3	5.5
Proceeds from sale of non-current assets	11.3	38.7
	29.6	49.9
3. Individually Significant Items		
Individually significant items included in profit from ordinary activities before income tax:		
Organisation restructure costs included in selling, general and administrative expenses	21.8	-
Costs associated with Moomba liquids recovery plant fire included in cost of sales	8.3	-
Write-down of non-current assets:		
Exploration expenditure	-	30.4
Investments in listed shares	-	4.4
	30.1	34.8
4. Borrowing Costs		
Interest expense	30.7	30.5
Less interest capitalised	(16.8)	(10.0)
	13.9	20.5

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	CONSOLIDATED	
	30 June 2004 $million	30 June 2003 $million
5. Dividends		
Dividends paid by Santos Ltd		
Preferential, non-cumulative dividend of $3.294 per reset convertible preference share paid on 31 March 2004, fully franked	11.5	-
Final 2003 dividend of 15.0 cents per ordinary share paid on 31 March 2004, fully franked	87.7	-
Preferential, non-cumulative dividend of $3.276 per reset convertible preference share paid on 31 March 2003, fully franked	-	11.5
Final 2002 dividend of 15.0 cents per ordinary share paid on 31 March 2003, fully franked	-	87.4
	99.2	98.9

On 24 August 2004, the Directors declared the following interim 2004 dividends:

Preferential, non-cumulative dividend of $3.294 per reset convertible preference share, fully franked payable on 30 September 2004	11.5
Interim 2004 dividend of 15.0 cents per ordinary share, fully franked payable on 30 September 2004	87.7
	99.2

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

		CONSOLIDATED	
		30 June 2004 $million	**31 December 2003 $million**
6.	**Contributed Equity**		
	584,803,410 (31 December 2003: 584,475,013) fully paid ordinary shares	1,552.4	1,550.8
	221,000 (31 December 2003: 231,000) ordinary shares paid to one cent	-	-
	3,500,000 (31 December 2003: 3,500,000) reset convertible preference shares	342.3	342.3
		1,894.7	1,893.1

Increase in contributed equity during the half-year ended 30 June 2004

On 27 January 2004, the Company issued 3,397 ordinary shares to 1 selected senior executive at a subscription price of $6.38. The market value of those shares on the issue date was $6.62.

On 26 May 2004 a call was made in respect of 5,000 Plan "2" shares and 5,000 Plan "O" shares at an average price of $3.30. The average market price of the issued shares was $6.71.

During the period 315,000 options were exercised at an average price of $4.74. The average market price of the issued shares was $6.44.

		CONSOLIDATED	
		30 June 2004 $million	**31 December 2003 $million**
7.	**Retained Profits**		
	Movements in first half-year:		
	Retained profits at the beginning of the first half-year	1,203.6	983.2
	Effect of initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	93.3
	Net profit after income tax attributable to the shareholders of Santos Ltd	86.5	135.6
	Dividends paid	(99.2)	(98.9)
	Retained profits at the end of the first half-year	1,190.9	1,113.2
	Movements in second half-year 2003:		
	Effect of initial adoption of AASB 1028 "Employee Benefits"		(1.9)
	Net profit after income tax attributable to the shareholders of Santos Ltd		191.4
	Dividends paid		(99.1)
	Retained profits at the end of the financial year 2003		1,203.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

8. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Geographic Segments

The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea and Indonesia.

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	2004 $million	2003 $million	2004 $million	2003 $million	2004 $million	2003 $million
Revenue						
Total segment revenue	559.5	704.0	46.1	58.1	605.6	762.1
Other unallocated revenue					14.5	3.8
Total revenue					620.1	765.9
Results						
Earnings before interest, tax and significant items	184.0	257.7	2.8	23.3	186.8	281.0
Significant items:						
Organisation restructure costs	(21.1)	-	(0.7)	-	(21.8)	-
Costs associated with Moomba liquids recovery plant fire	(8.3)	-	-	-	(8.3)	-
Write-down of non-current assets	-	(5.7)	-	(29.1)	-	(34.8)
	154.6	252.0	2.1	(5.8)	156.7	246.2
Unallocated corporate expenses					(14.2)	(8.5)
Earnings before interest and tax					142.5	237.7
Unallocated borrowing costs					(13.9)	(20.5)
Profit from ordinary activities before income tax expense					128.6	217.2
Income tax expense					(42.1)	(81.6)
Net profit after income tax attributable to the shareholders of Santos Ltd					86.5	135.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2004

9. Acquisition / Disposal of Controlled Entities

(a) Acquisitions of controlled entities

On 12 February 2004 the consolidated entity acquired 100% beneficial interest in SESAP Pty Ltd for $2. The fair value of the net assets at time of acquisition was $2.

Santos Direct Pty Ltd and Santos Egypt Pty Ltd were registered during the half-year ended 30 June 2004.

(b) Disposals of controlled entities

Santos Petroleum (NZ) Limited was deregistered during the half-year ended 30 June 2004.

Alliance Minerals Australia Pty Ltd was liquidated during the half-year ended 30 June 2003.

10. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

11. Post Balance Date Events

The following events occurred subsequent to 30 June 2004, the financial effect of which have not been brought to account in the financial statements for the half-year ended 30 June 2004:

(a) On 19 July 2004 the consolidated entity sold its operated interests in the onshore Otway Basin for $25.8 million. The sale includes a 90% interest in EP 154 and a 100% interest in EP 153 and commensurate interests in several production permits, all pipeline infrastructure and the Heytesbury processing facility. The profit after tax of the sale is approximately $18 million.

(b) On 24 August 2004 the Board announced Santos Ltd's intention to redeem or buy back the entire 3,500,000 reset convertible preference shares on issue. At the same time, the Board announced Santos Ltd's intention to issue 5,000,000 perpetual callable step-up preference shares with a face value of $100.00 per share.

(c) For dividends declared after 30 June 2004 refer Note 5.

Directors' Declaration
for the half-year ended 30 June 2004

In the opinion of the Directors of Santos Ltd:

1. the financial statements and notes, set out on pages 1 to 11 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 24th day of August 2004.

Signed in accordance with a resolution of the Directors:

Director　　　　　　　　Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SANTOS LTD

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Santos Ltd Consolidated Entity ("the Consolidated Entity"), for the half-year ended 30 June 2004. The Consolidated Entity comprises Santos Ltd ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Santos Ltd is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2004 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

Peter A Jovic
Partner

Adelaide
24 August 2004

SANTOS LTD
A.B.N. 80 007 550 923

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the consolidated financial report of the consolidated entity, being Santos Ltd ("the Company") and its controlled entities, for the half-year ended 30 June 2004 and the auditors' review report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volumes for the 2004 first half of 21.2 million boe were 5.6 million boe lower than the 2003 first half. The lower production volumes are principally attributable to the fire at the Moomba Liquids Recovery Plant (4.0 mmboe) and declining field performance from fields in Western Australia and Victoria.

Sales volumes for the 2004 first half of 22.0 million boe were 4.5 million boe lower than the 2003 first half. Sales volumes were impacted by lower production partially offset by drawdowns of gas inventory in the Cooper Basin and the timing of liquids liftings.

In US dollar terms, the average oil price realised by the Company was 14% higher in the first half of 2004 compared to the first half of 2003 and the average US dollar condensate price was 15% higher. The Australian dollar was stronger against the US dollar in the first half-year 2004 (average 0.7192) as compared to first half-year 2003 (average 0.6272). In Australian dollar terms, the average oil price realised by the Company was 3% higher than in the first half of 2003 and the average condensate price was 4% higher. The LPG price realised in Australian dollars was 6% lower. The average gas and ethane price realised was unchanged.

Product sales revenue for the first half of 2004 decreased by 18% to $590.5 million. The $125.5 million decrease in revenue reflects lower volumes for all products partially offset by slightly higher average realised prices.

Significant Items of Expense

The results for the first half-year 2004 include the following significant expense items: organisation restructure costs of $21.8 million and additional operating costs associated with the Moomba plant fire of $8.3 million. The results for the first half-year 2003 included the following significant expense items: write-down of exploration expenditure of $30.4 million and write-down of investments in listed shares of $4.4 million.

Net Profit and Earnings Per Share

The 2004 first half-year net profit attributable to shareholders of $86.5 million is $49.1 million lower than in 2003. The lower net profit is principally attributable to lower production and sales volumes described above. The 2004 first half-year profit results do not include any expected recovery of losses from claims on business interruption and property damage insurance policies which are expected to be lodged in the second half-year 2004.

Earnings per share were 12.8 cents, compared with the corresponding result of 21.3 cents in 2003.

Shareholders' Equity / Dividends

Shareholders' equity at 30 June 2004 was $3,077.3 million.

On 24 August 2004, Directors declared:-

(i) that a fully franked interim dividend of 15 cents per fully paid ordinary share be paid on 30 September 2004 to shareholders registered in the books of the Company at the close of business on 2 September 2004; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $3.294 per reset convertible preference share be paid on 30 September 2004 to holders registered in the books of the Company at the close of business on 2 September 2004.

The 2004 interim dividend of 15 cents per fully paid ordinary share compares with the 2003 interim dividend of 15 cents per share, fully franked, declared and paid in 2003.

Cash Flow

The net cash outflow from operating and investing activities was $172.1 million or $296.0 million lower than the 2003 first half inflow of $123.9 million. The lower cash flows are principally

attributable to lower sales volumes and increased spending on major development projects such as Mutineer-Exeter and Bayu-Undan.

Net Debt / Leverage Ratio

Net debt stood at $1,239.4 million at 30 June 2004, which was $341.8 million higher than at the beginning of the year due principally to the ongoing major project development activity and lower sales volumes.

At 30 June 2004, the leverage ratio was 28.7% compared to 22.5% at the beginning of 2004.

Exploration

Expenditure on exploration in the first half of 2004 was $41.1 million, compared with $60.9 million for the corresponding period in 2003.

During the first half of 2004, 3 exploration wells were drilled and the drilling of 2 wells spudded in December 2003 was completed. One well (Torres 1A in South Texas) discovered gas in commercial quantities.

Development

Expenditure on delineation and development, including plant and equipment and appraisal wells, in the first half of 2004 was $349.0 million, compared with $282.8 million for the corresponding period in 2003. The first half of 2004 development programme included expenditure on the major Mutineer-Exeter and Bayu-Undan field development projects in addition to the ongoing development of the Cooper Basin and other producing assets. Some 24 development wells were drilled during the first half: 16 wells were cased and suspended as future production wells; 1 well was suspended for re-entry; 6 wells were drilling at the end of the first half; and 1 well was plugged and abandoned. In addition, 25 appraisal wells were drilled of which 12 were successful, including 1 Exeter well, 6 Cooper Basin oil wells, 3 Cooper Basin gas wells and 2 USA gas wells.

Business Development

During the first half of 2004 approval was given to enter into an agreement to acquire some of Novus Petroleum Limited's group assets located in Indonesia and the Cooper Basin, conditional on the success of PT Medco Energi Internasional Tbk's ("Medco") takeover offer for Novus Petroleum Limited. That takeover has now reached the compulsory acquisition stage. Medco and the Company are in the process of finalising the terms of the relevant sale and purchase agreements to give effect to the Heads of Agreement executed on 4 June 2004.

During the first half of 2004 the Company also divested its remaining shareholding in Magellan Petroleum Australia Limited.

In May 2004 the Company announced that it and the other South West Queensland Gas Producers had agreed a Heads of Agreement with Origin Energy Retail Limited for the swapping of up to 200 PJ of gas between Queensland and the Moomba Gas Hub commencing in 2004 through to 2011.

Post Balance Date Event

On 19 July 2004 the consolidated entity sold its operated interests in the onshore Otway Basin for $25.8 million. The sale includes a 90% interest in EP 154 and a 100% interest in EP 153 and commensurate interests in several production permits, all pipeline infrastructure and the Heytesbury processing facility. The profit after tax of the sale is approximately $18 million.

On 24 August 2004 the Board announced the Company's intention to redeem or buy back the entire 3,500,000 reset convertible preference shares on issue. At the same time, the Board announced the Company's intention to issue 5,000,000 perpetual callable step-up preference shares with a face value of $100.00 per share.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names	
Barnett	Peter Charles	
Conroy	Francis John	
Ellice-Flint	John Charles (Managing Director)	
Gerlach	Stephen (Chairman)	
Harding	Richard Michael	Appointed 1 March 2004
McGregor	Graeme William	
O'Leary	Michael Anthony	
Sloan	Judith	

Each of the above named Directors held office during and since the end of the half year.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts in this report and the consolidated financial report have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made out on 24 August 2004 in accordance with a resolution of the Directors.

Director **Director**

24 August 2004

TO: SECURITIES EXCHANGE COMMISSION

Santos

FUELS PROSPECTUS AND RESETS REDEMPTION AND BUYBACK INFORMATION

Relating to an offer of Franked Unsecured Equity Listed Securities (FUELS) to raise A$500 Million

This Prospectus is an important document and requires your immediate attention. This document contains information on the offer of FUELS and the Redemption and Buyback of existing Reset Convertible Preference Shares (Resets). It should be read in its entirety. If you do not understand any part of this Prospectus, or you are in any doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser.

If you are a Reset holder and decide not to reinvest the proceeds of Redemption or Buyback of your Resets in FUELS, you are advised to deal with your Resets (which carry valuable rights) before 4.00pm (Melbourne Time) on 17 September 2004 to optimise your alternatives.

Arranger, Underwriter and Sole Manager

Merrill Lynch

SANTOS LIMITED ABN 80 007 550 923

Table of Contents

Important Information

This Prospectus was lodged with ASIC on 24 August 2004 and is dated 24 August 2004. ASIC and the ASX take no responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than its expiry date, which is 31 December 2004.

Due to regulatory requirements, the invitation to apply for FUELS is not extended to persons located or resident outside Australia.

The distribution of this Prospectus in jurisdictions outside Australia might be restricted by law and does not constitute an offer to any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons who come into possession of this Prospectus should seek advice on and observe any restrictions on distributing the Prospectus. Any failure to comply with such restrictions might constitute a violation of applicable securities laws.

No action has been taken in any jurisdiction outside Australia to permit the offer of FUELS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with FUELS. If you are located or resident in the United States you should refer to Section 9.7.

Some words used in this Prospectus have defined meanings. The Glossary in Appendix 2 to this Prospectus defines those words.

The information in this Prospectus is not financial product advice and does not take into account your individual investment objectives, financial situation or needs. Applicants should read this Prospectus in its entirety before deciding to participate in the Offer, and, in particular, the risk factors that could affect the performance of FUELS or Santos, some of which are outlined in Section 7. If, after reading this Prospectus, you are unclear in relation to any matter or if you have any questions about the Offer, you should contact your accountant, stockbroker, solicitor or other professional adviser.

Applications for FUELS received under this Prospectus will not be accepted by Santos until after the expiry of the exposure period, being a period of seven (7) days from the lodgement of this Prospectus with ASIC, which may be extended by ASIC to a period of fourteen (14) days. This Prospectus will be made available during the exposure period by being posted on the Santos website at **www.santos.com**. You may obtain a copy of this Prospectus by requesting a copy from the **Santos Information Line on 1300 733 636**. No preference will be conferred on Applications received in the exposure period. The purpose of the exposure period is to enable this Prospectus to be examined by market participants. If after such examination, any deficiencies are identified in the Prospectus, any Application that has been received may need to be dealt with in accordance with section 724 of the Corporations Act.

If you have any questions in relation to the Offer, please call the **Santos Information Line on 1300 733 636.**

Disclaimer

Except as required by law and only to the extent so required, neither Santos nor any other person warrants the future performance of Santos or any return on any investment made pursuant to this Prospectus. No person is authorised to give any information, or to make any representation, in connection with FUELS for which Offers and Applications are invited under this Prospectus, which is not contained in this Prospectus. Any information or representation not contained or referred to in this Prospectus may not be relied on as having been authorised by Santos or its Directors. Neither Merrill Lynch International (Australia) Limited nor any of its officers, employees, agents or advisers make any representation or warranty (express or implied) as to the accuracy, completeness or fairness of the information contained in this document or any other written or oral communication in connection with the Offer. The FUELS Offer is being made by Santos alone and no other person. Merrill Lynch is not making the Offer.

This Prospectus is dated as at the date given above and speaks as at that date. As a disclosing entity under the Corporations Act and subject to regular reporting and disclosure obligations, Santos may disclose information to the ASX after the date of this Prospectus which may be relevant to the Offer or which qualifies statements made in this Prospectus. However, except to the extent required by law, Santos does not assume any obligation to supply further information or to amend any statements in connection with the Offer.

SUMMARY OF KEY DATES

These dates are indicative only and are subject to change. Santos has the right in its absolute discretion to close any part of the Offer early or to extend the Closing Date for any part of the Offer without notice. If the Closing Date for any part of the Offer is extended, the subsequent dates may also be extended accordingly. Investors are encouraged to submit their Application Forms as soon as possible after the Offer opens.

Issue of FUELS	
Announcement of Offer and Prospectus lodged with ASIC	24 August 2004
Bookbuild	27 - 30 August 2004
Margin announced	31 August 2004
Opening Date	1 September 2004
Record Date (for Resets final Dividend, FUELS entitlement and Special Dividend entitlement and Priority Offer eligibility)	2 September 2004
Closing Date	24 September 2004
Allotment Date	30 September 2004
Commencement of trading of FUELS on the ASX on a deferred settlement basis	6 October 2004
Dispatch of Holding Statements and refunds	7 October 2004
Special Dividend Payment Date for Eligible Reset Holders	7 October 2004
Commencement of trading of FUELS on the ASX on a normal settlement basis	8 October 2004
First Dividend Payment Date	31 March 2005
First fixed exchange date	30 September 2009

Resets Redemption and Buyback	
Announcement of Redemption and Buyback	24 August 2004
Opening Date for Redemption and Buyback and reinvestment elections	1 September 2004
Opening Date of On-market Buyback	8 September 2004
Last date for lodging sell and reinvest elections	16 September 2004
Closing Date of On-market Buyback	17 September 2004
Closing Date for Redemption and reinvestment election	21 September 2004
Redemption of Resets and final Dividend Payment Date	30 September 2004

CHAIRMAN'S LETTER

24 August 2004

Dear Investor,

On behalf of the Board of Directors, I am pleased to offer you this opportunity to invest in Santos through the issue of a new class of preference shares called FUELS (Franked Unsecured Equity Listed Securities).

The offer of FUELS (the Offer) is consistent with the Company's ongoing commitment to capital management. FUELS offer a floating rate dividend and have more equity-like features than the Reset Convertible Preference Shares (Resets) currently on issue which offer a fixed rate dividend. Santos will achieve a more efficient capital structure through the issue of FUELS. Therefore the Company has decided to use some of the proceeds from the issue of FUELS to fund a Redemption of Resets. The balance will be used to partially fund Santos' growth development program, which will deliver increased production in the future.

In accordance with the terms of issue, the Redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. Santos is unable to redeem the Resets on any other terms. However, in order to facilitate an optimal outcome for Eligible Reset Holders (being Australian holders of Resets as at 2 September 2004), there are a number of Options for these holders to consider. These Options are intended to provide outcomes for holders in line with the current market value of Resets and are described in Section 2 of this Prospectus.

Under the Offer, Santos is proposing to issue 5.0 million FUELS at a Face Value of $100 each, to raise $500 million and may accept oversubscriptions for additional FUELS. The minimum investment for Applicants is $5,000 or 50 FUELS. Eligible Reset Holders will receive a guaranteed entitlement to participate in the issue of FUELS even if that equates to less than 50 FUELS. Eligible Reset Holders and Eligible Ordinary Shareholders (being Australian Ordinary Shareholders as at 2 September 2004) will receive priority over general Applicants in the allocation of FUELS in the event that scaling back of Applications is necessary.

FUELS offer investors a non-cumulative floating rate preferred dividend which is expected to be fully franked.

FUELS are perpetual and have no maturity date. Santos may require conversion or exchange of FUELS on or after 30 September 2009 or under certain specified circumstances. Should Santos not convert or exchange FUELS by 30 September 2009, the Margin will be increased by a one-time step-up of 2.25% per annum.

Santos will apply for FUELS to be quoted on the ASX. Once quoted, Holders may buy and sell FUELS on the ASX at the prevailing market price.

The Offer is open from Wednesday 1 September 2004 and is due to close on Friday 24 September 2004 (Offer Period). However, it is possible that these dates may change so I encourage you to lodge your Application early. To subscribe for FUELS, you must complete and return the Application Form accompanying this Prospectus during the Offer Period.

This Prospectus contains full details of the Offer; please read it carefully before deciding whether to invest in FUELS. In relation to the Redemption and Buyback of Resets, I would encourage holders to fully consider the Options available to you in order to optimise your decision. If you are unclear on any matter referred to in this Prospectus, please call the Santos Information Line on 1300 733 036. If you are uncertain if FUELS are a suitable investment for your purposes, or what to do in relation to the Redemption and Buyback of Resets, you should seek professional advice from your accountant, stockbroker, solicitor or other professional adviser.

On behalf of the Board of Directors, I invite you to consider this investment opportunity.

Yours faithfully,

S. Gerlach
Chairman

SUMMARY OF THE FUELS OFFER AND RESETS REDEMPTION AND BUYBACK

What options do you have and what do you need to do?

If you are an **Eligible Reset Holder**, the actions you may take are summarised below:

Action	What is required	Closing Date
Redeem Resets and reinvest in FUELS and recieve Special Dividend	Complete yellow personalised Election Form	24 September 2004
Sell Resets into Santos On-market Buyback and reinvest in FUELS	Complete yellow personalised Election Form	16 September 2004
Sell Resets On-market	Instruct your Broker	17 September 2004 (to sell into Buyback)
Apply for additional FUELS	Complete blue personalised Priority Application Form	24 September 2004

If you are a **Non Eligible Reset Holder**, the actions you may take are summarised below:

Action	What is required	Closing Date
Sell Resets On-market	Instruct your Broker	17 September 2004 (to sell into Buyback)
Apply for FUELS	Complete grey General Application Form	24 September 2004

If you are an **Eligible Ordinary Shareholder**, the action you may take is summarised below:

Action	What is required	Closing Date
Apply for FUELS	Complete blue personalised Priority Application Form	24 September 2004

If you are a **General Applicant**, the action you may take is summarised below:

Action	What is required	Closing Date
Apply for FUELS	Complete grey General Application Form	24 September 2004

Eligible Investor Definitions:

Eligible Reset Holder – A registered holder of Resets as at 5.00pm (Melbourne Time), on the Record Date which is 2 September 2004 with a registered Australian address. Any Reset holder who does not satisfy this definition is a Non Eligible Reset Holder.

Eligible Ordinary Shareholder – A registered holder of Ordinary Shares as at 5.00pm (Melbourne Time), on the Record Date which is 2 September 2004 with a registered Australian address.

General Applicant – A person who is not an Eligible Reset Holder or Eligible Ordinary Shareholder.

The information on this page is a summary only, and should be read in conjunction with all other information contained in this Prospectus.

This page has been left intentionally blank.

SUMMARY

1

SUMMARY

SECTION 1

Santos proposes to raise $500 million through an Offer of FUELS

Summary of Terms of Issue

Set out below is a summary of the Terms of Issue of FUELS. This information is a summary only, and should be read in conjunction with all other information contained in this Prospectus, in particular, the detailed Terms of Issue included in Appendix 1 and the Risk Factors as set out in Section 7.

Issuer	Santos Limited (ABN 80 007 550 923)
Security	Franked Unsecured Equity Listed Securities (FUELS) which are non-cumulative, redeemable and convertible preference shares in Santos.
Face Value	$100 per FUELS
Offer size	A proposed issue of $500 million (5.0 million FUELS). Santos may accept oversubscription for additional FUELS and reserves the right to issue less than 5.0 million FUELS.
Dividends	Each Holder of FUELS is entitled to a preferred, non-cumulative, floating rate dividend equal to:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

N is the number of days from (and including) the date FUELS are first allotted or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date.

The dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until FUELS are converted or exchanged. If Santos does not convert or exchange by 30 September 2009, the Margin will be increased by a one-time step-up of 2.25% per annum.

The payment of dividends is at the Director's discretion and is subject to there being funds legally available for the payment of dividends.

See clause 2.4 of the Terms of Issue in Appendix 1.

Special Dividend	An initial once off $5.00 Special Dividend will be paid (subject to declaration by Santos' Directors) in the first week post allotment to Eligible Reset Holders who have their Resets redeemed and choose via their personalised Election Form to reinvest the Redemption proceeds into FUELS. This dividend is expected to be fully franked. The Special Dividend is not paid to any other FUELS Applicants including Eligible Reset Holders who choose to participate in the On-market Buyback and reinvest their proceeds in FUELS.

The payment of the Special Dividend is subject to clauses 2.2 and 2.4 of the Terms of Issue in Appendix 1.

Step-up Once off 2.25% step-up in the Margin at 30 September 2009

Dividend Rate The Dividend Rate for each Dividend Period is calculated as:

$$\text{Dividend Rate} = (\text{Market Rate} + \text{Margin}) \times (1 - T)$$

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of each Dividend Period expressed as a percentage per annum.

Margin expressed as a percentage per annum is for the period up to 30 September 2009, the rate determined under the Bookbuild (expected to be between 1.60% - 1.90%) and for the period on or after 30 September 2009, the rate determined under the Bookbuild plus the step-up of 2.25%.

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

Franking Santos expects the dividends paid on FUELS to be fully franked. If a dividend is not fully franked, the dividend will be grossed up to compensate for the unfranked component.

If, on a Dividend Payment Date, the Australian corporate tax rate differs from the Australian corporate tax rate on the date of allotment, the dividend will be adjusted downwards or upwards accordingly.

See clause 2.3 of the Terms of Issue in Appendix 1.

Conversion or Exchange by Santos FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter. Santos also has the right to:

- convert or exchange FUELS in certain circumstances including where the Directors resolve that there has been a change or proposed change in a law, interpretation, governmental ruling (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) which will:
  - materially increase Santos' costs in retaining FUELS on issue;
  - affect the franking and availability of franking credits in respect of FUELS;
  - affect whether FUELS are classified as debt or equity for accounting purposes; or
  - impose additional, unacceptable requirements on Santos; and
- convert FUELS if a takeover bid or scheme of arrangement is made in respect of Santos.

Santos cannot elect to convert only some FUELS if such conversion would result in there being less than $50 million in aggregate Face Value of FUELS on issue.

See clauses 3.2 – 3.5 of the Terms of Issue in Appendix 1.

1 — SUMMARY

Conversion Ratio	The ratio at which FUELS will convert into Ordinary Shares will be calculated by reference to the market price of Ordinary Shares during the 20 business days immediately preceding, but not including, the conversion date, less a conversion discount of 2.5%. The Conversion Ratio shall not be greater than 400 Ordinary Shares for each FUELS subject to certain circumstances. See clauses 3.7 - 3.10 of the Terms of Issue in Appendix 1.
Ranking	Santos FUELS rank equally amongst themselves in all respects and are subordinated to all creditors but rank in priority to Ordinary Shares.
Participation	FUELS confer no rights to subscribe for new securities in Santos or to participate in any bonus issues.
Voting Rights	FUELS do not carry a right to vote at general meetings of Santos except in limited circumstances. See clause 6 of the Terms of Issue in Appendix 1.
Quotation	FUELS will be quoted on the ASX subject to successful application.

REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

2

REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

SECTION 2

This section contains important information regarding the Options available to holders of Resets in relation to the Redemption and Buyback of Resets. This summary should be read in conjunction with the rest of the Prospectus. If you are unclear as to what choice to make, we recommend you consult your accountant, stockbroker, solicitor or other professional adviser before making your decision. If you have any questions about this section of the Prospectus, you can call the Santos Information Line on 1300 733 636.

2.1 Why is Santos Redeeming and Buying Back its Resets?

In December 2001, Santos issued $350 million of Resets as part of its ongoing capital management strategy. The funds raised from this issue were primarily used to undertake an off-market buyback of Ordinary Shares, effectively replacing Ordinary Shares with a less expensive form of capital.

Consistent with the Company's ongoing commitment to capital management, Santos is to raise new capital through the public offering of FUELS. FUELS have more equity-like features than Resets and will achieve a more efficient capital structure for Santos. Accordingly, the Company has decided to use some of the proceeds from the issue of FUELS to fund a Redemption of Resets.

Subsequent to the Resets issue in 2001, the Australian Accounting Standards Board has adopted a process to harmonise Australian accounting standards with international accounting standards. As a result, Australian equivalents to International Financial Reporting Standards (IFRS) will come into effect in Australia on 1 January 2005. The effect of these changes in accounting standards will be that Resets will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005.

In these circumstances, the terms of issue of the Resets permit a Redemption. Accordingly, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, provided that the new issue of FUELS is made on or before that date.

In accordance with the terms of issue, the Redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per Reset will also be paid to Eligible Reset Holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 and is therefore offering a number of Options (including an On-market Buyback) that are intended to provide a fair outcome to all Reset holders. You will need to exercise your preferred Option prior to the relevant Closing Date (see following table). If you do not exercise any of the Options 1-3 described below, you will only receive the amount of $100 for each Reset. You are urged to carefully consider these Options to maximise the value of your investment:

REDEMPTION AND BUYBACK OF RESET – 2 CONVERTIBLE PREFERENCE SHARES (RESETS)

Options for disposal of Resets	Expected proceeds	Closing Date
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	$100 per Reset plus the value of the $5.00 Special Dividend	24 September 2004
2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS	$105 per Reset	16 September 2004
3. Sell Resets on-market	$105 per Reset (less transaction costs)	17 September 2004
	Not more than $100 per Reset (less transaction costs)	18-24 September 2004
4. Do nothing/ redeem	$100 per Reset	30 September 2004

2.2 Am I an Eligible Reset Holder?

To be an Eligible Reset Holder you must be a registered holder of Resets as at 5.00pm (Melbourne Time) on the Record Date, which is 2 September 2004, with a registered Australian address.

2.3 Options for Reset holders

1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement

If you are an Eligible Reset Holder, you may choose to have all your Resets redeemed for $100 each and have the proceeds reinvested in FUELS. If you choose this option, FUELS issued out of the Redemption proceeds will be entitled to receive a Special Dividend of $5.00 per FUELS payable on 7 October 2004.

To choose this Option, you must complete your **yellow** personalised Election Form, ticking the box marked "To Redeem Your Resets and Reinvest in FUELS", and **return it to Computershare Investor Services Pty Limited (Computershare) by 5.00pm (Melbourne Time) on 24 September 2004.**

2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS

If you are an Eligible Reset Holder, you may choose to sell all of your Resets on-market and have your proceeds from the sale reinvested in FUELS. Santos has appointed Merrill Lynch Equities to act as Broker for the Buyback of Resets at $105 per Reset. Eligible Reset Holders who elect to sell on-market during the Buyback and reinvest in FUELS will not be entitled to receive the Special Dividend mentioned above.

To choose this Option, you must complete your **yellow** personalised Election Form, ticking the box marked "To Sell Your Resets and Reinvest in FUELS", and **return it to Computershare by 5.00pm (Melbourne Time) on 16 September 2004.**

The proceeds from those investors who wish to reinvest in the FUELS Offer will be held on trust by Santos on behalf of investors, until allotment of FUELS. No interest will be paid on these proceeds. Any funds not reinvested will be refunded to you. If you choose this Option and the FUELS issue does not proceed, the proceeds from the sale of your Resets on-market under this Option 2 will be refunded to you.

3. Sell Resets on-market

All Reset holders may choose to sell their Resets on-market for cash. As Santos has offered to purchase shares under the On-market Buyback at $105 per Reset, you should realise at least that amount (less transaction costs) on or before 17 September 2004. After this date you are likely to receive no more than $100 per Reset (less transaction costs). To choose this Option, you should contact your stockbroker. If you choose this Option you will not have an entitlement to an

2 – REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

allocation in the FUELS Offer nor be entitled to receive the Special Dividend, however you will still receive a priority allocation over general Applicants if there is excess demand for FUELS.

4. Do nothing/ Redeem

All Reset holders may choose to do nothing, in which case the Resets will be redeemed for $100 each on 30 September 2004. This course of action may not offer Reset holders an optimal outcome.

Priority allocation

In addition to these Options, you may also apply for additional FUELS under this Prospectus. As an Eligible Reset Holder, if you complete your **blue** personalised Priority Application Form sent to you with the Prospectus, you will receive a priority allocation over general Applicants if there is excess demand for FUELS.

For further details regarding how to apply for FUELS see Section 3.

2.4 Taxation Implications

Reset holders and any other parties considering investing in FUELS should obtain their own taxation advice, as the tax implications of participating in the Redemption and Buyback of Resets and/ or investing in FUELS will depend on individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. If you are not an Australian resident you should seek your own professional taxation advice.

2.5 The On-Market Buyback Offer Period

The On-market Buyback is expected to be open from Wednesday 8 September 2004 until Friday 17 September 2004. You must return your **yellow** personalised Election Form by 5.00pm (Melbourne Time) on 16 September 2004 to sell your shares on-market during Santos' Buyback and reinvest the proceeds in FUELS. Santos reserves the right to re-activate the On-market Buyback subsequent to this period.

2.6 Brokerage and Stamp Duty

There will be no brokerage fee for Eligible Reset Holders who use their **yellow** personalised Election Form to instruct Merrill Lynch Equities to sell their Resets on-market and reinvest the proceeds in FUELS. Reset holders who otherwise choose to sell their Resets on-market will pay applicable brokerage.

No stamp duty is payable on a sale of Resets.

No stamp duty or brokerage is payable on Redemption of Resets.

2.7 Non Eligible Reset Holders

Non Eligible Reset Holders are those holders who were not entitled as of the Record Date on 2 September 2004 (purchased post ex-entitlement date of 27 August 2004) and/ or who are not registered with an Australian address. Non Eligible Reset Holders are limited to two of the available Options described in Section 2.3:

- sell Resets on-market (Option 3); and
- do nothing/ redeem (Option 4).

Non Eligible Reset Holders will not be entitled to the Priority Allocation or the Special Dividend.

APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

3

APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

SECTION 3

3.1 Who May Apply

The Offer is available to persons with with a registered Australian address receiving this Prospectus in Australia, including by downloading a copy of this Prospectus from Santos' website at www.santos.com. Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be registered with an Australian address on 2 September 2004.

No action has been, or will be, taken to register this Prospectus in any jurisdiction outside of Australia. This Prospectus does not constitute an offer or invitation to potential investors where such an offer or invitation would be unlawful.

3.2 When to Apply

The Offer will open at 9.00am (Melbourne Time) on 1 September 2004 and is expected to close at 5.00pm (Melbourne Time) on 21 September 2004. Applications must be received before the close of the Offer. Santos reserves the right to accept or reject late Applications.

Santos may, in its absolute discretion, choose not to proceed with the Offer, close the Offer early or extend the Closing Date without notice. Investors are encouraged to submit their Applications as soon as possible after the Offer opens. If the Closing Date is varied, subsequent dates may also be varied accordingly.

3.3 How To Apply

You may apply for FUELS:

- if you are an Eligible Reset Holder and you choose to have your Resets redeemed or bought back and the proceeds reinvested in FUELS, by completing and returning your **yellow** personalised Election Form accompanying this Prospectus in accordance with the instructions set out in that form;
- if you are an Eligible Ordinary Shareholder or Eligible Reset Holder wishing to apply for additional FUELS, by completing and returning your **blue** personalised Priority Application Form accompanying this Prospectus in accordance with the instructions in that form;
- by completing the **grey** General Application Form attached to this Prospectus or obtained from the Santos website at www.santos.com in accordance with the instructions set out in that form; or
- through the Broker Firm Offer as instructed by your Broker (see Section 3.9).

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety. Applications cannot be made online.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

APPLICATION INFORMATION – 3 FOR PROSPECTIVE INVESTORS

3.4 Eligible Ordinary Shareholder or Eligible Reset Holder Applicants

If you are an Eligible Ordinary Shareholder or an Eligible Reset Holder you will be entitled to a priority allocation over general Applicants where there is excess demand for the Offer. You will not be entitled to any particular allocation.

Eligible Ordinary Shareholders and Eligible Reset Holders should receive a **blue** personalised Priority Application Form with their copy of this Prospectus. You must use the **blue** personalised Priority Application Form to apply for FUELS to be entitled to receive your priority allocation (see Section 4.2). For Eligible Reset Holders, this Application is for additional FUELS over and above any FUELS received through the reinvestment of proceeds from the Redemption/ Buyback. If you use a **grey** General Application Form downloaded from the Santos website at www.santos.com or attached to the Prospectus, you will not be entitled to receive a priority allocation.

Eligible Reset Holders have a guaranteed entitlement to an amount of FUELS equal to the proceeds (if any) of the Redemption or Buyback of their Resets provided you use your **blue** personalised Election Form to reinvest in FUELS.

This Offer is not applicable to residents of the United States and other foreign jurisdictions. These holders should refer to Section 9.7 for further information in this regard.

3.5 General Applicants

If you are not an Eligible Ordinary Shareholder or if you are not an Eligible Reset Holder, you should use the **grey** General Application Form attached to this Prospectus.

3.6 Minimum Application

The price of each FUELS is $100. Applications using the **blue** personalised Priority Application Form or **grey** General Application Form must be for a minimum of $5,000 (50 FUELS) and thereafter, in multiples of $1,000 (10 FUELS). However, you may be allocated a lesser number of FUELS, including zero, in the event that there is excess demand for the Offer. Eligible Reset Holders will receive a guaranteed entitlement to participate in the issue of FUELS using the proceeds of their Resets even if that relates to less than $5,000 (50 FUELS).

3.7 Payment for FUELS

(a) Eligible Reset Holders reinvesting in FUELS

If you are an Eligible Reset Holder and you use your **yellow** personalised Election Form to reinvest in FUELS, no further payment is required from you in respect of that reinvestment. The proceeds from the Redemption or Buyback of Resets will be applied to acquire FUELS in accordance with your **yellow** personalised Election Form.

(b) All Other Applications

Eligible Reset Holders applying for additional FUELS outside the reinvestment Options, as well as Applications by Eligible Ordinary Shareholders and general Applicants, must include payment as specified by paragraph 3.7(c).

(c) Payment Methods

The completed Application Form must be accompanied by cheque(s) or money order(s) for the relevant Application Monies in Australian dollars drawn on an Australian branch of an Australian financial institution. Cheque(s) or money order(s) should be crossed "not negotiable" and made payable to "Santos FUELS Offer".

3 — APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

3.8 Return of Forms

Completed Application Forms (other than Broker Firm Applications), and any accompanying payments must be mailed or delivered to Computershare at:

Mail Address

Santos FUELS Offer
Computershare Investor Services Pty Limited
GPO Box 8481
Melbourne VIC 8060

or

Delivery Address

Santos FUELS Offer
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

The forms must be received at one of the above addresses by 5.00pm (Melbourne Time) on the relevant Closing Date. Forms and any accompanying payments will not be accepted at any Santos office.

By returning these forms, you acknowledge, among other things, that you have received and read this Prospectus.

3.9 Broker Firm Applications

If you have received a Broker Firm Application for FUELS from Merrill Lynch or a Broker to the Offer, your payment must be made to the Broker who offered you your Broker Firm Allocation (not to "Santos FUELS Offer").

The Application and payment procedures and any other requirements will be explained to you by your Broker. If you have a Broker Firm Allocation and are in any doubt about what action you should take, you should immediately contact the Broker who has offered you your Broker Firm Allocation.

If you submit a Broker Firm Application, your Broker will act as your agent in submitting your completed Application Form and Application Monies to Computershare (which receives them on behalf of Santos). It will be your Broker's responsibility to ensure they are submitted to Computershare by 5.00pm (Melbourne Time) on the Closing Date. Santos, Computershare and Merrill Lynch take no responsibility for any acts or omissions by your Broker in connection with your Broker Firm Application, related Application Forms or Application Monies.

3.10 Refunds

Santos reserves the right to reject any Applications or to allocate Applicants, excluding Applicants under the Broker Firm Offer and Eligible Reset Holders for their guaranteed entitlement to FUELS, a lesser number of FUELS than those applied for, including less than the minimum $5,000 worth of FUELS.

If you are allotted less than the number of FUELS you applied for, you will receive a refund cheque as soon as practicable after the Allotment Date. No interest will be paid to Applicants on Application Monies, including refunded Application Monies.

If a cheque you have provided has not cleared by 5.00pm (Melbourne Time) on 29 September 2004, your Application for FUELS may be rejected and in this case any Application Monies will be refunded to you.

APPLICATION INFORMATION – 3 FOR PROSPECTIVE INVESTORS

3.11 Brokerage and Stamp Duty

You do not have to pay brokerage or stamp duty on your Application. You may have to pay brokerage on any subsequent transfer of your FUELS on the ASX

3.12 Tax File Numbers (TFN) and Australian Business Numbers (ABN)

A TFN/ABN form will be provided to all Holders with their first Holding Statement. You do not have to provide your Tax File Number, TFN exemption code (if applicable) or Australian Business Number on this form. However, if you do not provide your TFN, TFN exemption code (if applicable) or ABN, Santos will be required to deduct tax at the highest marginal tax rate *(currently 48.5% including the Medicare Levy)* from the amount of any unfranked dividend on your FUELS.

3.13 Enquiries

If you require assistance to complete your form, or require additional copies of this Prospectus and Application Forms, you should call the Santos Information Line on 1300 733 636.

If you have questions regarding FUELS generally, you should refer to Section 5 where some answers to key questions about FUELS are provided. If you are unclear on any matter referred to in this Prospectus, you should call the Santos Information Line on 1300 733 636. If you are uncertain if FUELS are a suitable investment for your purposes, or are uncertain on what to do in relation to Resets you hold, you should seek professional advice from your accountant, stockbroker, solicitor or other professional adviser.

3.14 Privacy

When making an Application, Applicants will be required to provide personal information to Santos and Computershare. Santos and Computershare will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be processed efficiently, or at all.

Santos and Computershare may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth):

- Merrill Lynch in order to assess the Application;
- Computershare in order to assess and process Applications; and
- the printers and the mailing house for the purpose of preparation and distribution of statements and for handling of mail.

Under the Privacy Act 1988 (Cth), an Applicant may request access to personal information held by or on behalf of Santos or Computershare. An Applicant can request access to personal information by writing to, or telephoning, Santos' Share Registry:

Santos Limited
Level 29, Santos House
91 King William Street
Adelaide SA 5000
Santos Information Line: 1300 733 636

By returning a valid Application Form, the Applicant acknowledges having received and read a copy of this Prospectus.

3 — APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

This page has been left intentionally blank.

ALLOTMENT AND ALLOCATION OF FUELS

4

ALLOTMENT AND ALLOCATION OF FUELS

SECTION 4

4.1 Allotment

Santos intends to allot FUELS on 30 September 2004. Santos will not allot any FUELS until it has been granted approval for FUELS to be quoted on the ASX and Santos has received all proceeds for accepted Applications.

Santos proposes to issue 5.0 million FUELS at a Face Value of $100 each to raise $500 million and may accept oversubscriptions for additional FUELS. Santos reserves the right to issue a lesser amount in its absolute discretion.

4.2 Allocation Policy

Eligible Reset Holders will be allocated their entitlement of FUELS if they choose to reinvest, otherwise Santos and Merrill Lynch will determine the persons to whom FUELS will be allocated.

Santos, in consultation with Merrill Lynch, has absolute discretion in determining the method and extent of allocation of FUELS. However, Santos and Merrill Lynch will have the objective of achieving an orderly and successful secondary market and a wide distribution of FUELS. Eligible Reset Holders and Eligible Ordinary Shareholders will be allocated FUELS in priority to general Applicants.

Depending on the level of reinvestment by Eligible Reset Holders, and the overall level of subscriptions from the firm, priority and general Applicants, Applications (excluding Broker Firm Applications) may be scaled back. This may include scaling back to below the minimum application of 50 FUELS. Some Applications may be rejected.

In respect of any Application where the number of FUELS allotted is less than the number applied for, or where no allotment is made, surplus Application Monies will be refunded as soon as practicable after the Allotment Date. No interest will be payable on Application Monies.

4.3 Priority for Eligible Ordinary Shareholders and Eligible Reset Holders

If there is excess demand for FUELS, Eligible Ordinary Shareholders and Eligible Reset Holders will receive a priority allocation over general Applicants who do not have a Broker Firm Allocation. Santos, in consultation with Merrill Lynch, will have the absolute discretion to determine the method and extent of that priority allocation.

4.4 Provision of Holding Statements

Santos will apply for FUELS to participate in the Clearing House Electronic Subregister System (CHESS) and, if official quotation is granted by the ASX, no share certificates will be issued. Following the allotment of FUELS to successful Applicants, Holders of FUELS will be sent an initial statement that sets out the number of FUELS they have been allotted. Holders of FUELS will receive subsequent statements showing any changes to their FUELS holding.

4.5 ASX Listing

Santos applied on 24 August 2004 to have FUELS listed on the ASX. If the FUELS are not admitted to the official list of the ASX, FUELS will not be issued and Application Monies will be refunded to Applicants.

4.6 Deferred Settlement Trading

It is expected that trading of FUELS on the ASX will commence on a deferred settlement basis on 5 October 2004, and will continue on that basis until (and including) 7 October 2004. This is because trading will take place before entries are made in respect of holdings of FUELS and before Holding Statements are sent out to successful Applicants.

It is the responsibility of Applicants to determine their allotment before trading in FUELS on a deferred settlement basis. Information regarding the allocation of FUELS can be obtained on or after 30 September 2004 by calling the Santos Information Line on 1300 738 686. Applicants who sell FUELS before they receive their Holding Statements will do so at their own risk.

Holding Statements which will set out the number of FUELS issued to each successful Applicant are expected to be dispatched on 7 October 2004. Trading on a normal settlement basis should commence the next day.

4 – ALLOCATION AND ALLOTMENT OF FUELS

This page has been left intentionally blank.

ANSWERS TO KEY QUESTIONS

5

ANSWERS TO KEY QUESTIONS

SECTION 5

Answers to Key Questions Regarding the Issue of FUELS

Sections 5.1 through 5.20 contains answers to some of the questions that prospective investors may have about FUELS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which should be read in its entirety.

The Terms of Issue of FUELS are set out in full in Appendix 1.

5.1 What are FUELS?

FUELS stands for Franked Unsecured Equity Listed Securities. FUELS are redeemable, convertible preference shares that entitle Holders to non-cumulative dividends. The dividends are expected to be fully franked and payable half-yearly, subject to declaration by Santos' Directors. FUELS rank in priority to Ordinary Shares for payment of dividends and for a return of capital on a winding up of Santos.

FUELS are perpetual but may be converted or exchanged in certain circumstances at the sole discretion of Santos. Holders do not have the right to require Santos to convert FUELS into Ordinary Shares or have them exchanged for cash. In addition, FUELS may be redeemed, bought back or cancelled at Face Value for cash by Santos on 30 September 2009 and each subsequent Dividend Payment Date and in certain other circumstances (see clauses 3.3 and 3.4 of the Terms of Issue in Appendix 1).

5.2 When will dividends be paid?

Subject to the conditions described in Section 5.6, Holders of FUELS will be entitled to dividends that are due to be paid half-yearly in arrears on 31 March and 30 September each year, or if that day is not a business day, then the next business day. The first dividend will be paid in respect of the period from the date on which FUELS are first allotted to 31 March 2005. Dividends that have become due and payable are also paid on a conversion or exchange date. The last Dividend Payment Date is the date on which FUELS are converted or exchanged.

In addition, Santos will pay, subject to declaration by Santos' Directors, a once off Special Dividend to Eligible Reset Holders who choose to have their Resets redeemed with proceeds reinvested in FUELS, using their **yellow** personalised Election Form. It is expected that this dividend will be fully franked. The Special Dividend will only be paid on those FUELS acquired out of proceeds of Redemption of Resets.

5.3 How will the Dividend Rate be calculated?

The Dividend Rate through to 30 September 2009 will be a floating rate, as opposed to a fixed rate for the Resets, and will be set on the first business day of each Dividend Period and will be calculated as:

Dividend Rate = (Market Rate + Margin) x (1-T)

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of each Dividend Period expressed as a percentage per annum.

Margin expressed as a percentage per annum. The Margin will be determined under the Bookbuild and is expected to be between 1.80% and 1.90% per annum. The Margin is expected to be announced to the ASX on 31 August 2004.

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

As an example, if the Market Rate on the date of allotment is 5.500% per annum and the Margin is 1.90% per annum, the Dividend Rate for the first Dividend Period would be calculated as follows:

$$(5.500\% + 1.90\%) \times (1-0.3) = 5.1800\%$$

The actual Dividend Rate for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

5.4 Will the Margin change over time?

If Santos does not convert or exchange the FUELS by 30 September 2009, the Margin for each Dividend Period commencing on or after 30 September 2009 will be increased by a one-time step-up of 2.25% per annum.

5.5 How will the dividend be calculated?

The dividends payable on each FUELS for each Dividend Period will be calculated based on the following formula:

$$\frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

N is the number of days from (and including) the date on which FUELS are first allotted or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date. The same formula is applicable should FUELS be converted or exchanged on dates other than the half-yearly Dividend Payment Dates.

Continuing from the previous example, assuming the Dividend Rate for FUELS for the period to 31 March 2005 is 5.1800% per annum and the number of days in the Dividend Period is 182, the dividend for that Dividend Period for each FUELS would be as follows:

$$\frac{5.1800\% \times \$100 \times 182}{365} = \$2.5829$$

All calculations of dividends will be rounded to the nearest four decimal places. For the purposes of making any dividend payment in respect of a Holder's aggregate FUELS, any fraction of a cent will be disregarded.

5.6 Will dividends always be paid and what happens if a dividend is not paid?

Dividends on FUELS may not always be paid and are non-cumulative. Therefore, if a dividend is not paid in full for any particular Dividend Period, a Holder will not receive that dividend unless Santos elects, at its discretion, to make up for that payment.

If for any reason a dividend has not been paid in full within 20 business days after its Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders of FUELS declare or pay a cash dividend or make any distribution on any share capital over which FUELS rank in priority for participation in profits, or redeem,

5 – ANSWERS TO KEY QUESTIONS

reduce, cancel, or acquire for any consideration any share capital of the Company (other than a FUELS), until such time as:

- two consecutive dividends stated to be payable on FUELS under clause 2.1 of the Terms of Issue in Appendix 1 thereafter have been paid in full; or
- an optional dividend has been paid to the Holders of FUELS equal to the unpaid amount (if any) of the two immediately preceding dividends under clause 2.1 of the Terms of Issue in Appendix 1 prior to the date of payment of the optional dividend; or
- all FUELS have been converted, redeemed, bought back or cancelled.

5.7 What happens if a dividend is not fully franked?

Santos expects the dividends paid on FUELS to be fully franked. If a dividend is not fully franked, the dividend will be grossed up to compensate for the unfranked component. If the Directors make a declaration to pay a dividend which is not fully franked and not grossed up, Santos will be restricted in making dividend payments and distributions and restricted in returning capital of Santos ranking equally with or below FUELS as described in Section 5.6.

See clause 2.3 of the Terms of Issue in Appendix 1.

5.8 What happens to dividends if the Australian corporate tax rate changes?

If, on a Dividend Payment Date, the Australian corporate tax rate differs from the Australian corporate tax rate on the date of allotment, the dividend will be adjusted downwards or upwards accordingly.

See clause 2.3 of the Terms of Issue in Appendix 1.

5.9 What is conversion and exchange?

On a conversion or exchange date, at its sole discretion, Santos may:

- under conversion: convert FUELS into Ordinary Shares;
- under exchange: redeem, buy back or cancel FUELS at Face Value; or
- undertake a combination of the two.

5.10 When can Santos convert or exchange?

FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter. Santos also has the right to:

- convert or exchange the FUELS in certain circumstances including where the Directors resolve that there has been a change or proposed change in a law, interpretation, governmental ruling (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) which will:
  - materially increase Santos' costs in keeping FUELS on issue;
  - affect the franking and availability of franking credits in respect of FUELS;
  - affect whether FUELS are classified as debt or equity for accounting purposes; or
  - impose additional, unacceptable requirements on Santos; and
- convert FUELS if a takeover bid or scheme of arrangement is made in respect of Santos.

Santos cannot elect to convert only some FUELS if such conversion would result in there being less than $50 million in aggregate Face Value of FUELS on issue.

See clauses 3.3 - 3.5 of the Terms of Issue in Appendix 1.

5.11 Can a Holder require conversion or exchange?

Holders can not require conversion or exchange.

5.12 What happens on conversion?

On conversion, each FUELS will convert into one Ordinary Share and additional Ordinary Shares will be issued to the Holder that, from the conversion date, rank equally in all respects with the Ordinary Shares already on issue.

The ratio at which FUELS will convert into Ordinary Shares will be calculated by reference to the market price of Ordinary Shares during the 20 business days immediately preceding, but not including, the conversion date, less a conversion discount of 2.5%. The conversion ratio shall not be greater than 400 Ordinary Shares for each FUELS subject to certain circumstances.

See clauses 3.7 - 3.10 of the Terms of Issue in Appendix 1.

5.13 What happens if Santos does not require conversion or exchange by 30 September 2009?

If Santos does not convert or exchange the FUELS by 30 September 2009, the Margin for each Dividend Period commencing on or after 30 September 2009 will be increased by a one-time step-up of 2.25% per annum.

5.14 How will I be able to realise my investment?

Santos will apply for FUELS to be listed on the ASX. Once listed, FUELS can be purchased or sold on the ASX through any stockbroker at the prevailing market price. That price may be higher or lower than the Face Value, and will depend, among other things, on the level of supply and demand for FUELS.

If quotation is not granted, FUELS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid to Applicants on Application Monies.

5.15 Is brokerage or stamp duty payable?

Brokerage or stamp duty is not payable on your Application. You may have to pay brokerage on any subsequent transfer of your FUELS on the ASX.

5.16 What are the taxation implications of holding or disposing of FUELS for new investors?

Potential investors should obtain their own taxation advice as the tax implications of investing in FUELS will depend on a Holder's individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. If you are not an Australian resident you should seek your own professional taxation advice.

5.17 Do FUELS have voting rights?

FUELS do not generally have voting rights, except in the limited circumstances set out in clause 5 of the Terms of Issue in Appendix 1.

5 — ANSWERS TO KEY QUESTIONS

5.18 Have FUELS been credit rated?

FUELS have been rated by Standard & Poor's (Australia) Pty Limited (Standard & Poor's). As at the date of this Prospectus the rating of FUELS are "BBB-".

An issue credit rating is a current opinion of the credit worthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Securities rated "BBB-" or above by Standard & Poor's Ratings Services are generally considered to be investment grade. Santos' FUELS have been given an investment grade rating. According to Standard & Poor's an issue rated "BBB-" describes an obligator which has adequate capacity to meet its financial commitments.

These ratings are not "market" ratings, nor a recommendation by Standard & Poor's to buy, hold or sell FUELS. Ratings are subject to revision or withdrawal at any time.

5.19 What are the risks of investing in FUELS?

An investment in FUELS involves risks some of which are detailed in Section 7 of this Prospectus.

5.20 Why are FUELS being issued?

The Offer of FUELS forms part of Santos' ongoing capital management program and will partially be used to fund the Redemption of Santos' Resets. The balance will be used to partially fund Santos' growth development program which will deliver increased production in the future.

Prospective investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or is uncertain if FUELS are a suitable investment, the investor should consult their accountant, stockbroker, solicitor or other professional adviser before deciding whether to invest.

Answers to Key Questions Regarding the Redemption and Buyback of Resets

Sections 5.21 through 5.31 contain answers to some of the questions that Reset holders may have about the proposed Redemption and Buyback of Resets. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which should be read in its entirety. In particular, you should refer to Section 8 Taxation which details issues subject to confirmation from the ATO through the issue of a class ruling, including the ability of Santos to fully frank the Special Dividend payable on FUELS and the treatment of the proceeds of the Buyback.

5.21 What are my Options under the Redemption and Buyback process?

Under the terms of issue, Santos has elected to redeem the Resets and is required to do so at Face Value of $100 each. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore offering a number of Options (including an On-market Buyback) that are intended to provide a fair outcome to all Reset holders.

Options for disposal of Resets	Expected proceeds	Closing Date
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	$100 per Reset plus the value of the $5.00 Special Dividend	24 September 2004
2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS	$105 per Reset	16 September 2004
3. Sell Resets on-market	$105 per Reset (less transaction costs)	17 September 2004
	Not more than $100 per Reset (less transaction costs)	18-24 September 2004
4. Do nothing/redeem	$100 per Reset	30 September 2004

These Options are further described in Section 2.3.

5.22 What price will I receive for my Resets?

For Eligible Reset Holders the price you will receive for your Resets depends on which Option you choose:

- **1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement.** Each Reset will be redeemed for $100 with proceeds reinvested in FUELS. FUELS offered to Eligible Reset Holders who choose to redeem and reinvest will carry the right to a Special Dividend of $5.00 per Reset redeemed under this Option.
- **2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS.** You will receive $105 for each Reset sold with the proceeds from the sale reinvested in FUELS. You will not be entitled to receive the Special Dividend mentioned above.
- **3. Sell Resets on-market.** You will receive the selling price (less transaction costs) for each Reset in cash. If you choose to sell your Resets into Santos' On-market Buyback you will receive $105 per Reset (less transaction costs). If you choose to sell your Resets after Santos' On-market Buyback you are likely to receive no more than $100 per Reset (less transaction costs).
- **4. *Do nothing/redeem.*** *Resets will be redeemed at Face Value of $100 each on 30 September 2004.* This course of action may not offer Reset holders an optimal outcome.

Non Eligible Reset Holders are limited to the Option of selling their Resets on-market (Option 3), or do nothing and be redeemed (Option 4) which is expected to result in a selling price as per these Options above.

5.23 Can I choose to continue to hold my Resets?

No. Santos has elected to redeem or buy back all outstanding Resets if the FUELS issue proceeds. As a Reset holder, you can choose to sell your Resets on-market, including during the Buyback, or they will be redeemed by Santos.

5.24 Are my entitlements to the new issue and Special Dividend transferable?

No. You may not transfer to any other person your entitlement to participate in the issue of FUELS or your entitlement to the proposed Special Dividend. It is only Eligible Reset Holders who will be entitled to a guaranteed allocation and the Special Dividend.

5 – ANSWERS TO KEY QUESTIONS

5.25 Is brokerage or stamp duty payable?

There will be no brokerage fee for Eligible Reset Holders who use their **yellow** personalised Election Form to instruct Merrill Lynch Equities to sell their Resets on-market and reinvest the proceeds in FUELS. Reset holders who otherwise choose to sell their Resets on-market will pay applicable brokerage.

No stamp duty is payable on a sale of Resets.

No stamp duty or brokerage is payable on Redemption of Resets.

5.26 Is any component of the Redemption proceeds treated as a franked dividend?

No, the entire amount of the Redemption proceeds is a return of capital for tax purposes. However, Eligible Reset Holders who have their Resets redeemed and reinvest the Redemption proceeds in FUELS will be entitled to the Special Dividend, which is expected to be fully franked.

5.27 Are there any differences for capital gains tax (CGT) purposes between the Redemption and acquisition of FUELS and the Buyback?

The capital proceeds for CGT purposes are expected to be the same regardless of what Option you choose, unless as discussed in Section 8, the ATO applies the anti-avoidance provisions to the Buyback to reduce the capital proceeds to $100 per Reset and to include $5.00 as an unfranked dividend. The post CGT proceeds will differ as the actual consideration for the Buyback is $105 per Reset. The amount received for redemption of each Reset (where FUELS are acquired) is $100 plus the Special Dividend of $5.00. The tax implications of the Special Dividend may vary between holders due to franking and may influence the choice between participating in the Buyback and having the Resets redeemed. You should consider the after-tax comparison between the Buyback (after CGT proceeds from the receipt of $105 for the sale of each Reset) and the Redemption and acquisition of FUELS (after CGT proceeds from the Redemption component plus the after-tax amount of the Special Dividend Component). The cost base of FUELS may also differ, as detailed in Section 8.

5.28 What are the tax implications of the Special Dividend?

The tax implications of the Special Dividend will not be the same for all holders and will depend on your individual circumstances. Set out in the table below are examples of the tax treatment of the Special Dividend for certain Australian resident individual holders and complying superannuation funds on the understanding that, as expected by Santos, the Special Dividend is fully franked. It is important to understand that the tables are examples only and are based on a number of assumptions:

Your income	$6,001-$21,600	$21,601-$58,000	$58,001-$70,000	>$70,000	Complying superannuation fund
Marginal tax rate	18.5%	31.5%	43.5%	48.5%	15.0% tax rate
Income tax consequences ($)					
Special Dividend	5.00	5.00	5.00	5.00	5.00
Less: tax on assessable income	(1.52)	(2.25)	(3.11)	(3.46)	(1.07)
Franking credit offset	2.14	2.14	2.14	2.14	2.14
After tax value	5.62	4.89	4.03	3.68	6.07

5.29 Where can I find more information regarding the tax implications of having my Resets redeemed or sold into the Buyback?

Reset holders should obtain their own taxation advice, as the tax implications of the Redemption and Buyback will depend on a Reset holder's individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. Potential investors who are not Australian residents should seek their own professional taxation advice.

5.30 What happens if the FUELS issue does not proceed?

If the FUELS issue does not proceed, any Application Monies you have provided to apply for FUELS will be refunded to you. The Redemption of Resets is conditional on new FUELS being issued. If you have elected to have your Resets redeemed and the proceeds reinvested and the issue does not proceed, the Redemption will not occur and you will continue to hold your Resets. If you have elected to sell your Resets during the Buyback and have the proceeds reinvested in FUELS, if your election has been acted on before the issue is withdrawn, your Resets will be sold on-market, and the proceeds returned to you. In other cases, you will continue to hold your Resets.

5.31 What happens if the proceeds of selling my Resets does not amount to a multiple of $100?

If the proceeds from the sale of your Resets does not amount to a multiple of $100 (the Face Value of each FUELS), any excess amount which is not used to acquire FUELS will be refunded to you.

Reset holders should read the whole of this Prospectus carefully. If a Reset holder is unclear in relation to any matter regarding the Redemption or Buyback of Resets, the holder should seek professional advice from their accountant, stockbroker, solicitor or other professional adviser.

5 – ANSWERS TO KEY QUESTIONS

This page has been left intentionally blank.

OVERVIEW OF SANTOS

6

OVERVIEW OF SANTOS

SECTION 6

6.1 Corporate Overview

Santos is a major Australian energy company with a market value based on Ordinary Shares outstanding, as at the close of trading on 20 August 2004, of approximately $4.2 billion. In 2003, production was 54.2 million barrels of oil equivalent (boe). Santos' business is oil and gas exploration and production, with interests in every major Australian petroleum province as well as in the USA, Indonesia, Papua New Guinea and Egypt.

The Company is included in the ASX 50 Leaders Index, with significant volumes of Ordinary Shares traded daily on the Australian Stock Exchange. Santos' shares are also traded on the New Zealand Stock Exchange and in the form of an American Depositary Receipt (ADR) program on NASDAQ.

6.2 Business of Santos

Santos is the largest producer of gas for the Australian market, supplying 217 PJ of gas and ethane in 2003 to all mainland Australian States and Territories. Major customers include the Australian Gas Light Company and Origin Energy, who buy gas under long-term contracts. The Company also sells oil and petroleum liquids to a number of domestic and international customers.

Santos' principal interests comprise production and exploration operations in the Cooper/Eromanga Basins in North-East South Australia and South-West Queensland, the Surat, Bowen and Amadeus Basins (onshore Australia), the Carnarvon Basin, Timor Sea and Timor Gap (offshore Australia), Otway and Gippsland Basins (offshore Australia), the Papuan Basin (onshore Papua New Guinea) and the United States (onshore and offshore Gulf of Mexico).

Overview of Santos Production and Exploration Interests


USA
Papua New Guinea
Egypt
Saudi Arabia
Sudan
Amadeus Basin

Source: Santos

Additionally, Santos holds exploration interests in the Houtman, Browse, Bonaparte, Sorell and Duntroon Basins (offshore Australia), in East Java and the Kutei Basin (offshore Indonesia), the Warim Production Sharing Contract (West Papua), and in the Gulf of Suez, Egypt.

Santos' proven and probable reserves (2P), as at 31 December 2003, were 636 million boe. Gas reserves were equivalent to an average of 12 years of 2003 production, and oil and liquids reserves were equivalent to 11 years of 2003 production.

Santos 2003 Reserves and Resources


(mmboe)
2,000
1,500
1,000
500
0
339
636
1,450
Proven (1P)
Proven + Probable (2P)
Contingent Resources

Source: Santos

Santos' strategy is focused on creating growth opportunities that are ultimately converted into shareholder value. The Company has undergone significant transformation in recent years and continually strives to optimise its portfolio.

Recent strategic initiatives that demonstrate Santos' commitment to further enhance its portfolio include:

- development of new significant projects. In 2004, the Bayu-Undan liquids project in the Timor sea commenced production and work continues on the LNG phase of the project. In addition, numerous other projects are under development including the Mutineer-Exeter oil field and the John Brookes and Minerva gas fields;
- strategic bolt-on acquisitions, eg Santos has entered into a heads of agreement with Medco Energi Internasionale Tbk to acquire part of Novus Petroleum's Indonesian interests and all of Novus Petroleum's Cooper Basin interests;
- significant exploration programs in Australia, Indonesia, the United States and the Gulf of Suez, Egypt (Santos' first North African venture); and
- disposal of non-core assets, eg interest in onshore Otway Basin, holding in Magellan Australia Petroleum Limited and holding in Oil Company of Australia Limited.

6 – OVERVIEW OF SANTOS

6.3 Business Strategy

Santos' goal is to be a leading energy company, measuring itself against the best oil and gas companies in the world and performing alongside the top 25% of those companies.

Strategic Focus


TO BE RECOGNISED BY
AS BEING WITHIN
THE TOP QUARTILE OF
THE WORLD'S OIL AND
GAS COMPANIES

Source: Santos

The strategy for growth is defined by three broad elements: to grow value through developing a better balanced growth-orientated exploration and production profile; to capture more value from Santos' existing asset base; and to maximise value through operational excellence. Financial and operational benchmarks for the period 2004-2006 have been set in line with this strategy.

Financial Benchmarks	Target	Operational Benchmarks	Target
EBITDA growth per share*	>10% pa	Production growth	5-8% pa
EPS growth per share*	≥10% pa	Margin per barrel (by the end of 2006)*	≥A$22/boe
* At an average price of A$30/bbl		Reserve replacement cost	<US$6.00/boe
		Reserve replacement ratio	>100% of annual production

For further information on Santos and its business strategy refer to Santos' 2003 Annual Report available on the Company website (www.santos.com).

6.4 Credit Rating

Santos and FUELS have each been rated by Standard & Poor's (Australia) Pty Limited (Standard & Poor's). As at the date of this Prospectus the ratings are as follows:

Ratings Agency	Santos Long Term Senior Debt Rating	FUELS Rating
Standard & Poor's	BBB+	BBB-

An issue credit rating is a current opinion of the credit worthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Securities rated "BBB-" or above by Standard & Poor's Ratings Services are generally considered to be investment grade. Santos' FUELS have been given an investment grade rating. According to Standard & Poor's an issue rated "BBB-" describes an obligator which has adequate capacity to meet its financial commitments.

These ratings are not "market" ratings, nor a recommendation by Standard & Poor's to buy, hold or sell FUELS. Ratings are subject to revision or withdrawal at any time.

6.5 First Half 2004 Results

The table below summarises Santos' Consolidated Statement of Financial Performance for the past two financial years and half-years.

Santos Limited and Controlled Entities

Statement of Financial Performance

	Year ended 31 December		Half-year ended 30 June	
	2003	2002	2004	2003
	$ million	$ million	$ million	$ million
Product Sales	1,465.0	1,478.4	590.5	716.0
Cost of sales	(974.4)	(870.9)	(426.0)	(441.6)
Gross profit	**490.6**	**607.5**	**164.5**	**274.4**
Other revenue from ordinary activities	154.4	63.9	29.6	49.9
Other expenses from ordinary activities	(179.5)	(131.4)	(51.6)	(86.6)
Borrowing costs	(34.6)	(46.7)	(13.9)	(20.5)
Profit from ordinary activities before income tax	**430.9**	**493.3**	**128.6**	**217.2**
Income tax expense relating to ordinary activities	(103.9)	(171.2)	(42.1)	(81.6)
Net profit after income tax attributable to the shareholders of Santos Ltd	**327.0**	**322.1**	**86.5**	**135.6**
Preference dividends	(23.0)	(24.8)	(11.5)	(11.5)
Net profit available to ordinary shareholders	**304.0**	**297.3**	**75.0**	**124.1**

Santos announced on 24 August 2004 a first half net profit after tax of $86.5 million for the six months to 30 June 2004. The operating results for the half-year 2004 reflect the impact of reduced production and sales resulting from a gas leak and fire which occurred at the Moomba Gas Plant in Central Australia on 1 January 2004. The first half-year results do not include any expected recovery of losses from claims on business interruption and property damages insurance policies.

The results for the first half-year 2004 include the following significant expense items: organisation restructure costs of $21.8 million and additional operating costs associated with the Moomba plant fire of $8.3 million. The results for the first half-year 2003 included the following significant expense items: write-down of exploration expenditure of $30.4 million and write-down of investments in listed shares of $4.4 million.

6.6 Financial Position

The table below sets out Santos' Consolidated Statement of Financial Position as at 30 June 2004 and Consolidated Pro Forma Statement of Financial Position post the proposed issue of FUELS of $500 million and the proposed Redemption of the $350 million of outstanding Resets

Santos Limited and Controlled Entities

Pro Forma Statement of Financial Position as at 30 June 2004[1]

	30 June 2004 $ million	FUELS Issue[2] $ million	Resets Redemption[3] $ million	Pro Forma 30 June 2004 $ million
Current assets				
Cash	169.2	474.2	(350.0)	293.4
Receivables	195.7			195.7
Inventories	111.6			111.6
Other	28.5			28.5
Total current assets	**505.0**	**474.2**	**(350.0)**	**629.2**
Non-current assets				
Exploration and development expenditure	3,000.1			3,000.1
Land and buildings, plant and equipment	2,002.7			2,002.7
Other financial assets	1.2			1.2
Intangibles	4.9			4.9
Deferred tax assets	3.0			3.0
Other	7.4			7.4
Total non-current assets	**5,019.3**	**-**	**-**	**5,019.3**
Total assets	**5,524.3**	**474.2**	**(350.0)**	**5,648.5**
Current liabilities				
Payables	255.4			255.4
Deferred income	10.9			10.9
Interest-bearing liabilities	49.3			49.3
Current tax liabilities	0.4			0.4
Provisions	64.3			64.3
Other	36.1			36.1
Total current liabilities	**416.4**	**-**	**-**	**416.4**
Non-current liabilities				
Deferred income	17.0			17.0
Interest-bearing liabilities	1,359.3			1,359.3
Deferred tax liabilities	526.5			526.5
Provisions	125.0			125.0
Other	2.8			2.8
Total non-current liabilities	**2,030.6**	**-**	**-**	**2,030.6**
Total liabilities	**2,447.0**	**-**	**-**	**2,447.0**
Net assets	**3,077.3**	**474.2**	**(350.0)**	**3,201.5**
Equity				
Contributed equity				
– Ordinary Share capital	1,552.4			1,552.4
– Preference Share capital	342.3	491.7	(350.0)	484.0
Reserves	(8.3)			(8.3)
Retained profits	1,190.9	(17.5)		1,173.4
Total equity	**3,077.3**	**474.2**	**(350.0)**	**3,201.5**

Footnotes

(1) For the purposes of the Pro Forma Statement of Financial Position it is assumed that the FUELS issue and the Redemption and Buyback of Resets have occurred on 30 June 2004.

(2) The FUELS issue has been presented on the basis that shares will be issued to an amount of $500 million. It is assumed that all issued and outstanding Resets are redeemed and exchanged for FUELS, and that Reset holders receive a Special Dividend of $5.00 per Reset ($17.5 million in total) on 30 June 2004. The estimated cost of the Resets Redemption and the FUELS issue is $8.3 million and has been offset against the proceeds in accordance with Australian Accounting Standards.

(3) The Resets Redemption and Buyback amounts have been computed based on the assumption that all Resets are redeemed at a price of $100 per Reset. On 24 August 2004 the Company declared a dividend of $[illegible] per Reset payable to holders registered in the books of the Company at the close of business on 2 September 2004. This dividend has not been brought to account in the Pro Forma Statement of Financial Position as at 30 June 2004.

6.7 Impact of Australian equivalents to IFRS on Santos' Business

Following implementation by the Australian Accounting Standards Board (AASB) of the Financial Reporting Council's policy of adopting the standards of the International Accounting Standards Board (IASB) for application to reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with the Australian equivalents to International Financial Reporting Standards.

The differences between current Australian Generally Accepted Accounting Practices (GAAP) and the Australian equivalents to IFRS identified to date as potentially having a significant effect on the Santos consolidated financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between current Australian GAAP and the Australian equivalents to IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Under current Australian GAAP the financial report is generally prepared on the basis of historical cost while under the Australian equivalents to the IFRS framework there is an emphasis on recording assets and liabilities at their fair values. The transition to Australian equivalents to IFRS will lead to the derecognition of some assets and the recognition of additional assets and liabilities and accordingly will increase volatility in reported results. Additionally, the transition will lead to increased disclosures in the notes to the financial statements.

The AASB and IASB have significant ongoing projects that could affect the differences between current Australian GAAP and the Australian equivalents to IFRS described below and the impact of those differences relative to the Santos consolidated financial reports in the future. The potential impacts of the transition to Australian equivalents to IFRS include accounting process and system changes and other changes in business practices.

The key potential implications of the transition to the Australian equivalents to IFRS on the Santos group of companies are as follows:

Financial Instruments All financial instruments including derivatives will be recognised in the statement of financial position and all derivatives will be carried at fair value.

Changes in the fair value of certain financial instruments will be recorded in the statement of financial performance. Where financial instruments satisfy strict hedge criteria, changes in the fair value will be recognised in equity, or will offset the hedged exposure in the statement of financial performance.

Impairment Test Testing for impairment of non-current assets will be undertaken on the smallest grouping of assets generating cash flows, called cash generating units, and will be determined on a discounted future net cash flow basis. Upon initial application of the new accounting standard, such testing is likely to result in write-downs of carrying amounts to their recoverable amounts of some non-current assets including carry forward Exploration, Evaluation and Development Expenditure. Any initial impairment write-down may reverse in subsequent periods if there were an increase in recoverable amount resulting from a change in the estimates used to determine the initial write-down.

6 – OVERVIEW OF SANTOS

Exploration and Evaluation Expenditure	Exploration and evaluation expenditure may continue to be accounted for under existing accounting policies under a proposed "grandfather option" or, alternatively, the Santos group of companies may adopt a methodology which is compatible with the IFRS conceptual accounting framework where exploration costs would be expensed unless they lead to a successful discovery of economic value. No decision has been made at this time as to which accounting option may be elected by Santos as the applicable accounting standard entitled "Exploration for and Evaluation of Mineral Resources" is not likely to be issued by the International Accounting Standards Board until fourth quarter 2004.
Deferred Tax Assets and Liabilities	Deferred tax assets and liabilities will generally be based on the differences between the accounting and tax basis of assets and liabilities under the "balance sheet" approach which may result in the recognition of more deferred tax assets and liabilities.
Defined Benefit Superannuation Surpluses and Deficits	Defined benefit superannuation surpluses and deficits will be recognised in the statement of financial position and the changes in these values each period will be recognised in the statement of financial performance.
Restoration Liabilities	Restoration liabilities will be discounted to present value and capitalised as a component part of capitalised exploration and development expenditure and plant and equipment.

RISK FACTORS

7

RISK FACTORS

SECTION 7

Prospective investors should be aware that there are risks associated with an investment in FUELS, many of which are outside the control of Santos, including the risk factors set out below.

7.1 Market Conditions

FUELS may fluctuate in market price due to various factors, including:

- Australian and international economic conditions, inflation and interest rates and equity markets;
- investor perceptions;
- movements in the market price of Santos' Ordinary Shares;
- the market for FUELS being less liquid than the market for Ordinary Shares; and
- movements in global equity markets as a result of hostilities, including, in particular, recent global terrorist activity and instability in the Middle East.

The market price of FUELS may be more sensitive than Ordinary Shares to changes in interest rates, and it is possible that FUELS may trade below the Face Value.

The Ordinary Shares held as a result of conversion would, following conversion, rank equally with the Ordinary Shares already on issue. Accordingly, the value after any conversion will depend on the market price of Ordinary Shares.

7.2 Dividends

As FUELS are not debt instruments, dividends are not the same as interest payments. Payment of dividends is at the discretion of Directors. Dividends are only able to be paid out of current year or retained profits of Santos. There is a risk that Santos may not have retained profits or generate a profit after tax in the future. Therefore there is a risk that a dividend may not be paid (refer to Section 6.7 "Impact of Australian equivalents to IFRS on Santos' Business" and other risks included in this Section 7). Dividends are non cumulative, and therefore if a dividend is not declared in any period it may not be made up in subsequent periods.

7.3 Franking

Dividends payable on FUELS are expected to be fully franked, but they may not be fully franked. If a dividend is not fully franked, dividends payable on FUELS will be adjusted in accordance with clause 2.3 of the Terms of Issue in Appendix 1 to compensate holders for the reduced amount of franking credits.

7.4 Credit Rating

There is a risk that the credit rating of Santos or the FUELS may change as a result of changes in Santos' operating performance or capital structure, which may impact the liquidity and market price of FUELS and Ordinary Shares.

7.5 Conversion or Exchange

Santos has the right to convert or exchange all or some of a Holder's FUELS for Face Value on 30 September 2009 and other dates as determined in accordance with clause 3.3 of the Terms of Issue in Appendix 1 if certain events with certain cost, regulatory, accounting, taxation or other specified implications occur. If Santos is entitled to convert or exchange FUELS, because there are a number of methods by which Santos could undertake the conversion or exchange, the method by which Santos elects to do so may not accord with the preference of individual Holders.

7.6 Ranking

FUELS rank after creditors of Santos. There is a risk that in the event of a winding up of Santos there will be insufficient funds to provide a return of capital to Holders of FUELS.

Santos is entitled to issue further FUELS that rank equally with the FUELS issued under this Prospectus without the approval of the Holders of FUELS. In addition, Santos may also issue other securities that rank equally with or behind FUELS for dividends or payment in a winding up of Santos.

7.7 Tax

A general description of the Australian taxation consequences of investing in FUELS is set out in Section 8. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor.

Santos has applied for a private ruling from the ATO for confirmation that FUELS will be classified as equity interests for taxation purposes and hence able to pay franked dividends. If a change is made to the Australian tax system and that change materially increases the net cost to Santos of having FUELS on issue, Santos is entitled to exchange or convert FUELS.

In addition to the normal level of income tax imposed on all industries, companies in the petroleum industry are required to pay government royalties, direct and indirect taxes and other imposts. Company profitability can be affected by changes in government taxation policies or in the interpretation or application thereof. Santos is subject to taxation and other imposts in Australia, Indonesia, Papua New Guinea, East Timor, Egypt, Singapore and the United States and changes in the revenue laws in any of these countries may affect Santos' earnings.

7.8 Accounting Classification of FUELS

Section 6.7 refers to the introduction of IFRS. A written accounting opinion has been obtained from KPMG to confirm that FUELS will continue to be classified as equity for accounting purposes when the newly adopted Australian equivalents to IFRS take effect from 1 January 2005. However, there is a possibility that the applicable accounting standard could be amended, revised or subject to interpretation by the accounting standards setting bodies which could result in FUELS being reclassified as a financial liability. If FUELS were reclassified as a financial liability as a result of any such regulatory changes, this would result in the reclassification of dividends for accounting purposes as an interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders on a consolidated basis. In this event, Santos would be entitled to convert or exchange FUELS.

7.9 Regulatory Changes

Santos is subject to significant regulatory and legal oversight. A change in the laws which apply to Santos' business or the way in which it is regulated could have an adverse effect on Santos' business and financial condition. Other changes to the regulatory environment, including applicable accounting standards, may have a material adverse effect on the carrying value of material assets or otherwise have a material adverse effect on Santos' business and financial condition.

7.10 Commodity Price

Factors such as the level of industrial production, inflation and interest rates impact on commodity prices, including oil prices.

The international price for crude oil has historically been volatile and directly affects Santos' revenues from the sale of petroleum liquids. Santos' revenues from the sale of natural gas are affected primarily by variations in consumption levels, competition from alternative suppliers of natural gas and other energy sources and inflation rates.

7.11 Exchange Rate

Santos' petroleum liquids production is marketed on the basis of international prices, which are denominated in United States dollars.

In the absence of other changes, if the Australian dollar strengthens in value relative to the value of the United States dollar, Santos' operating revenue will be adversely affected. Conversely, a weakening of the Australian dollar relative to the United States dollar will tend to have a favourable effect on Santos' operating revenue. On a cash flow basis, this is largely offset by United States dollar denominated expenditures.

Certain liabilities and assets of Santos are denominated in United States dollars. Thus, a change in the value of the Australian dollar relative to the United States dollar may have an effect on the net asset value of Santos in Australian dollars.

7 – RISK FACTORS

7.12 Interest rates

Santos borrows money in Australian and United States dollars and is subject to interest rates which are fixed and floating. A rise in Australian or United States interest rates would adversely affect Santos' profit.

7.13 Hedging

Santos from time to time hedges some of its commodity price, exchange rate and interest rate risks in order to moderate the risks described above. While such hedging activities may provide downside risk protection for Santos, it is also possible such activities may limit Santos' upside benefit potential.

7.14 Environmental

Oil and gas exploration and production is an environmentally hazardous activity which may give rise to substantial costs for environmental rehabilitation, damage control and losses.

7.15 Terrorism

There is a risk that terrorist attacks and any other potential consequential events could impact on the global and Australian financial markets and economic environment, including in areas such as consumer confidence, trade, interest rates and equity prices. These events may in turn impact on Santos' business.

7.16 Political Instability in Operating Locations

In addition to the risk of terrorism, Santos is subject to a risk that it may not be able to carry out its overseas operations as it intends to and ensure the security of its assets located outside Australia, due to political instability. Santos has overseas operations in Indonesia, Papua New Guinea, the Timor Gap, Egypt and the United States.

7.17 Government Actions

Santos' operations could be affected by government actions in Australia and the other countries or jurisdictions (including the Timor Gap) in which it has petroleum interests. These actions include government legislation, guidelines and regulations in relation to the environment, the petroleum industry, competition policy, native title and cultural heritage. Such actions could impact on land access, the granting of licences and other petroleum interests, the approval of developments and freedom to conduct operations.

The possible extent of introduction of additional legislation, regulations, guidelines or amendments to existing legislation that might affect Santos' business is difficult to predict. Any such government action may require increased capital and/or operating expenditures and could prevent or delay certain operations by Santos, which could have a material adverse effect on Santos' business and financial condition.

7.18 Oil and Gas Exploration and Production

Industrial disruptions, work stoppages, refurbishments and accidents at operations, such as the Moomba incident on 1 January 2004, can result in production losses and delays in the delivery of product, which may adversely affect Santos' profitability and cash flow.

Future long-term results are directly related to the success of efforts to replace existing petroleum reserves as they are produced, either through exploration or acquisition. Santos' aim is to continue to replace its produced petroleum reserves but given that exploration is a high risk endeavour and there is no certainty that acquisitions will continue to be made, no assurance can be given that this will continue to occur.

Project developments in which Santos is, or may become, involved are subject to technical risk. Changes in reserves, liquids and gas prices, exchange rates, construction costs and design requirements and delays in construction may adversely affect the commerciality and economics of project development.

Ongoing production, seismic, drilling, development and other studies may lead to revisions in the level and categories of Santos' reserves which could have a material adverse effect on Santos' business and financial condition.

7.19 Native Title

A number of the Australian interests of Santos are located within areas which are the subject of one or more claims or applications for native title determinations. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact on Santos' asset base. Native title decisions have the potential to introduce delay in the grant of mineral and petroleum tenements and

consequently to impact generally on the timing of exploration, development and production operations.

7.20 Operational Risk

Whilst Santos has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputation risk, fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk and external events.

7.21 Counterparty Risk

As part of its ongoing commercial activities, Santos enters into sales contracts with various third parties for the supply of petroleum products. The ability of counterparties to meet their commitments under such arrangements may impact on Santos' business and financial condition.

7.22 Competition

The domestic gas market is competitive and Santos faces competition from new and existing gas developments, pipelines and discoveries.

7.23 Key Contracts

Santos and its related bodies corporate are parties to various contracts relating to onshore and offshore exploration, development and production operations. Most of these contracts are operations specific (for example, agreements relating to offshore exploration drilling campaigns) although Santos is a party to some contracts under which it is provided with technical services.

While Santos has a number of key contracts in place (including for the development of the offshore Exeter-Mutineer oil fields), any real exposure under these contracts is likely to be as a result of delays which would affect the commencement or operation of various projects. Santos considers that its key contracts are such that if any one was terminated or unable to be discharged (independently of any other termination of or inability to discharge other contracts), this would be unlikely to have a material adverse effect on the performance of Santos.

The above summary is not exhaustive and prospective Investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or is uncertain if FUELS are a suitable investment, the Investor should consult their accountant, stockbroker, solicitor or other professional adviser.

This page has been left intentionally blank.

TAXATION

8

TAXATION

SECTION 8

The following information provides a broad outline of the consequences of disposing of Resets and buying, holding and disposing of FUELS under existing Australian taxation laws. Santos has applied to the Australian Taxation Office (ATO) for confirmation that the FUELS are classified as equity and that the dividends can be franked without the franking anti-avoidance provisions of the Tax Act applying to the Company or Holders of FUELS. The ATO is to issue a class ruling on this point and, when issued, it will be available via the ATOs website at law.ato.gov.au or by contacting the Santos Information Line on 1300 733 636. Santos, in its absolute discretion, may choose not to proceed with the Offer if it does not receive a tax ruling it has applied for, or receives a tax ruling that it determines is unsatisfactory.

The following is a summary prepared by Freehills of the Australian income tax implications for an Australian resident (for tax purposes) resulting from the sale or Redemption of Resets and acquiring, holding and disposing of FUELS. The information below is not intended to be an authoritative or exhaustive statement of the law applicable to the particular circumstances of all taxpayers. The information is not intended to be advice and should not be relied upon on that basis.

The taxation implications for particular investors may vary from the following depending on their own circumstances. For this reason, it is strongly recommended that all investors seek independent tax advice.

The information applies to Australian resident individuals, Australian complying superannuation funds and Australian resident corporate shareholders. It does not apply to shareholders who are not resident in Australia for tax purposes, or shareholders who hold their FUELS on revenue account (eg, in general, shareholders who are professional share traders, banks or insurance companies) or who acquire their FUELS for the purpose of sale at a profit.

This summary sets out the consequences for different types of taxpayer of:

- disposal of Resets by sale or Redemption;
- receipt of dividends;
- conversion of FUELS to Ordinary Shares;
- exchange of FUELS for cash; and
- sale of FUELS on the ASX.

Note that the ATO class ruling may affect the summary if the ATO applies the franking anti-avoidance provisions to prevent Santos franking the Special Dividend. Holders of FUELS who receive the Special Dividend should confirm this position with the class ruling when it becomes available.

8.1 Disposal of Resets

Holders of Resets have the following Options in relation to their Resets:

1. Redeem Resets and reinvest in FUELS with Special Dividend entitlement;
2. Sell Resets on-market into the Santos Buyback and reinvest in FUELS;
3. Sell Resets on-market; and
4. Do nothing and Resets are redeemed.

Given that the Redemption of Resets will be funded from the proceeds of the issue of FUELS and will therefore be debited entirely against Santos' share capital account, the Redemption amount will be the Face Value, and Santos will give to the Eligible Reset Holder the required notice of those facts, no part of

the capital proceeds on Redemption should be a dividend. On the understanding that the On-market Buyback will not comprise "special" transactions under the ASX rules, no part of the capital proceeds of the On-market Buyback will be a dividend for tax purposes. These matters are subject to the application of anti-avoidance rules and the ATO at the time of writing, not yet having given the confirmations requested concerning anti-avoidance provisions and dividends.

The ATO is considering whether the anti avoidance rule of section 45A of the Income Tax Assessment Act 1936 should apply to the Buyback. If this occurs the capital proceeds for CGT purposes from the Buyback will be reduced to $100, rather than $105 as indicated in the table below, and $5.00 will be treated as an unfranked dividend.

Each Option will involve the disposal of Resets for CGT purposes. The capital proceeds from this CGT event vary between the Options as set out in the following table:

Options for disposal of Resets	Expected capital proceeds for CGT
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	The market value of the Resets (see below)
2. Sell on-market into Santos' Buyback and reinvest in FUELS	$105 per Reset
3. Sell on-market	Selling price (less transaction costs)
4. Do nothing/ Redeem	The market value of the Resets (see below)

The CGT rules deem the "capital proceeds" of redemption of a redeemable preference share to be equal to the market value of that share. Normally the market value of an ASX quoted share will reflect its quoted price, but that does not apply in this case where the quoted price may be influenced by the terms of the redemption proposal.

It is understood that the amount of the Special Dividend has been calculated with the intention that the value of the Special Dividend entitlement plus the $100 issue price of FUELS should equal the market value of the Resets. On that basis of estimating market value, and on the basis that the market value of the Special Dividend entitlement is considered to be the amount of the Special Dividend of $5.00, the market value of a Reset would be $105. Shareholders will derive a capital gain equal to the excess of the capital proceeds over the cost base of the shares. If your reduced cost base exceeds the capital proceeds (inclusive of the part, if any, treated as a section 45A dividend) you will incur a capital loss equal to that excess. Broadly, your cost base and reduced cost base in the Resets will be the Face Value of $100, if you acquired Resets under the original issue, or your acquisition cost plus any incidental costs if you purchased the shares (eg brokerage) plus any costs of disposal (eg brokerage if sold on the ASX).

The ATO class ruling is expected to confirm that holders of Resets who do nothing and have their Resets redeemed will incur an additional capital loss equal to the Special Dividend amount of $105 as a result of not choosing the other options given to Holders. The net effect of this will be equivalent to receiving capital proceeds of $100, rather than the market value discussed above. Holders of Resets should confirm this position with the class ruling when it becomes available.

Individuals and superannuation funds will be able to apply a 50% and 33 1/3% (respectively) CGT discount to any capital gain so long as the Resets have been held for at least 12 months. A CGT discount is not available for corporate shareholders. If the sale triggers a capital gain and you have capital losses, you must first calculate your net gain, by offsetting the gain with those losses, then apply the discount to the net gain.

It is not expected that rollover relief will be generally available for capital gains on Redemption or sale of the Resets (though holders may wish to take their own advice on that).

Holders of Resets acquired within 90 days of the date of Redemption (30 September 2004) should consider discussing with a professional adviser or accountant their entitlement to imputation credits in respect of the Resets dividend payable on the final dividend payment date (30 September 2004). Specific anti-avoidance provisions can apply to the receipt of imputation credits attaching to dividends where the shares are not held "at risk" for more than 90 days, as broadly described in the following section 8.2.

8.2 Receipt of Dividends (Including Special Dividend)

These comments are subject to the matters on which the ATO has been requested to give a private ruling.

8 – TAXATION

Individuals

If you are an individual taxpayer, you must include all dividends received in respect of the FUELS in your assessable income.

To the extent the dividend is franked, your tax liability is calculated by first "grossing up" the amount of the dividend by adding an amount equal to 30/70th of the dividend (based on a 30% company tax rate) to take account of the tax already paid. You apply your marginal tax rate to the "grossed up" dividend amount, then apply a tax offset for the tax paid by Santos that is distributed to you as a franking credit. If your marginal tax rate is greater than 30% you will be required to pay "top up tax" in the amount of the excess. If your marginal rate is less than 30%, you receive a credit (against tax on other income) or refund of the excess tax offset.

To the extent that the dividend is unfranked, there is no gross up and you will be taxed at your marginal rate on the dividend received with no tax offset.

You should be aware that there are specific anti-avoidance provisions which apply to the receipt of imputation credits attaching to dividends. Broadly, these provisions require that you have held your FUELS "at risk" for at least 90 days. To hold a share "at risk" refers to you being exposed to the risks of ownership of the shares (eg hedging arrangements in relation to FUELS may mean that they are not held "at risk"). Some individual investors with small total franking receipts each year may qualify for an exemption from the "at risk" rules.

We recommend you consult a professional adviser or accountant if you think these anti-avoidance rules will apply to you.

Superannuation Funds

Generally speaking, superannuation funds treat the receipt of a dividend in the same way as an individual, however superannuation funds are subject to different tax rates. Superannuation funds are entitled to a credit or refund of excess tax offsets arising from franking credits. Those credits will arise if the applicable tax rate for the superannuation fund is less than the company tax paid in respect of the dividend.

The "at risk" rules apply equally to superannuation funds as to individuals. However, a specific exemption from the rules is available for most complying superannuation funds. These shareholders can elect to apply a formula based method which calculates a maximum amount of franking credits available to the fund, in respect of all its shares, in an income year. The formula is based on the expected franking credits of all FUELS owned by the fund. The election to have the ceiling apply cannot be revoked without the Commissioner of Taxation's permission.

Companies

Generally speaking a corporate taxpayer treats the receipt of a dividend in the same way as an individual, though relief for excess franking credits is by storing them rather than refund.

In addition, corporate taxpayers must record a credit in their franking account, for the potential future benefit of their shareholders, for the amount of the imputation credit received.

A corporate shareholder is also required to hold its FUELS "at risk" for at least 90 days in order to receive the franking account credit and to claim the tax offset.

On 27 September 2002 the Government announced that the "at risk" rules would be updated to reflect drafting used in the current imputation provisions. These amendments have not yet occurred but are unlikely to affect the substance of the "at risk" rules.

8.3 CGT Cost Base

The CGT implications of the future disposal of FUELS will be determined in part by the cost base or reduced cost base for CGT purposes of FUELS.

The cost base and reduced cost base of FUELS entitled to the Special Dividend are expected to include the $100 Face Value plus any incidental acquisition costs. Although the CGT rules are not explicit on this point, it is expected that the cost base and reduced cost base will also include an amount equivalent to the market value of the Special Dividend entitlement which is considered to be $5.00. The ATO class ruling is expected to confirm this position. Holders of FUELS who receive the Special Dividend should confirm this position with the class ruling when it becomes available.

Those parties applying for FUELS not entitled to the Special Dividend will have a cost base and reduced cost base of $100 Face Value plus any incidental acquisition costs.

8.4 Conversion to Ordinary Shares

Individuals, Superannuation Funds, Companies

If Santos elects to convert your FUELS to Ordinary Shares, any capital gain or loss you make is disregarded for capital gains tax purposes.

Your cost base and reduced cost base in the Ordinary Shares you receive upon conversion will be equal to the sum of the cost base of your FUELS (being the amount outlined in Section 8.3) at the conversion time. If you are allotted additional Ordinary Shares, the cost base of your FUELS will be allocated equally across the total number of Ordinary Shares received.

This treatment is the same for individuals, superannuation funds and companies.

The capital gains tax consequences of "conversion" of any share potentially raise capital gains tax issues under the "value shifting rules". The applicability of the value shifting rules depends in part on facts which will not be known until the time of conversion, so it is not possible to advise definitively on this point. However, on the information available at the date of writing, there is no reason to expect that the value shifting provisions would impact on conversion.

8.5 Exchange for Cash

Exchange of FUELS will involve either:

- redemption of FUELS by Santos for cash at Face Value; or
- cancellation or buyback of FUELS for cash at Face Value.

(a) Redemption for cash

Individuals, Superannuation Funds, Companies
If Santos decides to redeem any of the FUELS, and the redemption is funded by a fresh issue of shares, the consequences will be as described below for a cancellation of shares. If this is not the case there would be a question whether that was still the correct treatment, or whether the whole of the proceeds would be a dividend (as to which, refer above).

(b) Cancellation or off-market buyback

Individuals, Superannuation Funds, Companies
A cancellation or buyback of FUELS at Face Value could be funded by profits or share capital or a combination of the two. It is expected however that the cancellation or buyback would be funded entirely by a debit directly from the share capital account. On that basis, the expected tax implications would be as follows.

CGT will apply to both a cancellation and a buyback. The capital gain or loss arising will depend on your cost base or reduced cost base in FUELS compared to the actual proceeds you receive (ie Face Value) or are deemed to receive. You will be deemed to receive the market value of the shares if proceeds of the buyback exceed their market value or if proceeds of cancellation differ from the market value of the cancelled shares.

For example, if FUELS were cancelled at a time when their market value is more or less than Face Value, for tax purposes you would be deemed to have received market value proceeds for the cancellation.

In the case of a buyback, you would be deemed to receive market value consideration if Face Value was less than market value. This means that CGT would be applicable to the market value less the cost base. (It is unlikely that market value would be deemed to be received if it were less than the actual buyback receipt.)

Individuals and superannuation funds will be able to apply the 50% and 33 1/3% (respectively) CGT discount to any net capital gain, so long as the FUELS have been held for at least 12 months. A CGT discount is not available for corporate shareholders.

8.6 Sale on the ASX

Individuals
If you sell your FUELS on the ASX you will be subject to CGT.

The capital gain or loss arising to you on sale will depend on your cost base or reduced cost base in the FUELS compared with the price at which you sell FUELS. Broadly, your cost base and reduced cost base in FUELS will be Face Value plus any incidental costs you incurred when you subscribed for FUELS (eg brokerage).

If the sale triggers a capital gain, the CGT discount may be available to reduce your taxable gain by 50%. To qualify for the discount, you must have held your FUELS for at least 12 months. In other words, the CGT discount is not available for FUELS which are disposed of within 12 months of the "acquisition" date for CGT purposes.

If the sale triggers a capital gain and you have capital losses, before you apply the 50% discount, you must calculate your net gain by offsetting the gain with those losses.

8 – TAXATION

Superannuation Funds

The CGT provisions apply to complying superannuation funds in the same way as they apply to individual shareholders in relation to the FUELS.

As mentioned earlier, the CGT discount percentage for complying superannuation funds is 33 1/3%.

Companies

As referred to earlier, capital gains made by companies do not receive the benefit of a CGT discount. The relevant CGT provisions otherwise apply to companies who hold FUELS in the same way as they apply to individual Holders of FUELS.

ADDITIONAL INFORMATION

9

ADDITIONAL INFORMATION

SECTION 9

9.1 Terms and Conditions of the Issue

The rights attaching to FUELS will be governed by:

- Santos' Constitution, in particular Article 20A;
- the Terms of Issue of FUELS set out in Appendix 1; and
- in certain circumstances, the Corporations Act, the ASX Listing Rules, the ASIC Settlement Rules, the Securities Clearing House (SCH) Clearing Rules and the general law.

The rights attaching to Santos' Ordinary Shares, into which FUELS may be converted in certain circumstances, are set out in the Constitution and summarised in Section 9.6 below.

9.2 Ownership Restrictions

The Santos Limited (Regulation of Shareholdings) Act 1989 prohibits a person from holding an entitlement to more than 15% of the total voting shares outstanding. If a person acquires more than 15% of the total voting shares outstanding, that person may be required to dispose of a certain number of shares so that they cease to hold more than 15%.

9.3 Santos – A disclosing entity

Santos is a disclosing entity for the purposes of section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require the ASX to be continuously notified of information about specific events and matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX. In particular, Santos has an obligation under the Listing Rules (subject to certain limited exceptions) to notify the ASX immediately of any information concerning Santos, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of its shares. It is also required to prepare and lodge with ASIC both yearly and half yearly financial reports (consisting of financial statements, notes to the financial statements and the Directors' declaration about the statements and the notes) which will be accompanied by a Directors' report, and an auditors' report.

9.4 Availability of Documents Lodged with ASIC

The Corporations Act provides for separate content requirements for transaction specific prospectuses in relation to an offer of securities in a class which have been continuously quoted for the 12 months prior to the date of the prospectus. In these circumstances, a listed disclosing entity may issue a short form prospectus under section 713. The ability to issue a short form prospectus exists in respect of an offer of FUELS (which are not continuously quoted securities) by virtue of ASIC Class Order (00/195), which provides that a section 713 prospectus can be issued where the Ordinary Shares underlying the FUELS (which themselves are, under certain conditions, convertible into Ordinary Shares) are continuously quoted securities.

Copies of documents lodged in relation to Santos may be obtained from, or inspected at, an office of ASIC.

9.5 Other Documents

Santos will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period in relation to this Prospectus:

- the financial reports of Santos for the year ended 31 December 2003 and half year ended 30 June 2004 (being the most recent annual and half year financial reports lodged with ASIC before the issue of this Prospectus); and
- any other document or financial report lodged by Santos with ASIC or the ASX under the continuous disclosure reporting requirements in the period after the lodgement of those financial reports and before lodgement of this Prospectus with ASIC.

Copies of these documents may be obtained from

Santos' web site www.santos.com or inspected by appointment at Santos' registered office at Santos House, Level 29, 91 King William Street, Adelaide, SA 5000 between 9.00am and 5.00pm on each business day during the Offer Period.

9.6 Summary of Rights Attaching to Ordinary Shares

The Ordinary Shares issued on conversion of FUELS will rank equally with existing fully paid Ordinary Shares. The rights attaching to Ordinary Shares are:

- set out in Santos' Constitution (which can be examined on any business day from 9:00am to 5:00pm at Santos House, Level 29, 91 King William Street, Adelaide, SA 5000); and
- in certain circumstances, the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules, the SCH Clearing Rules and the general law.

These rights attaching to Ordinary Shares are summarised as follows:

Dividends

Dividends on Ordinary Shares are payable (except in limited circumstances) in proportion to the amount of capital for the time being paid up.

Voting

At any general meeting of Santos, each member has one vote on a show of hands and one vote for each fully paid share held on a poll.

Winding up

Ordinary Shareholders are entitled to share in any surplus assets on a winding up in proportion to the amount of capital paid up.

Transferability

Ordinary Shares are generally freely transferable. However, the Directors may decline to register a transfer in certain limited circumstances.

9.7 Residents of the United States

The Offer of FUELS has not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and, therefore, subject to certain exceptions, FUELS may not be offered, sold, renounced or delivered, directly or indirectly, within the United States. Accordingly, except as described below, the Offer is not being made in the United States or to holders of Ordinary Shares with registered addresses in the United States and neither the Prospectus nor the Application Forms will be sent into the United States or to persons with registered addresses in the United States. Certain exemptions from these limitations may be available in the case of certain defined classes of sophisticated investors.

Envelopes containing Application Forms should not be postmarked or otherwise dispatched from the United States and all persons subscribing for the FUELS must provide addresses within Australia for the return of Holding Statements for FUELS. Santos reserves the right to treat as invalid any Application Form (i) postmarked in or which otherwise appears to have been dispatched from the United States, (ii) that provides an address in the United States for delivery of Holding Statements for the FUELS or (iii) which, except as otherwise agreed with Santos, does not make the representation and warranty set out in the Application Form that the person acquiring FUELS is not in the United States and is not acting for the account or benefit of a person within the United States, unless the accepting person is so acting as an authorised employee of such other person or with investment discretion with respect to an account of such other person.

Any person who is unable to make the representation and warranty set out in the Application Forms is not entitled to acquire FUELS.

Until 40 days after the commencement of the Offer, an offer, sale or transfer of FUELS within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

For the purposes of this Prospectus and the Application Forms, "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

9.8 Size of Offer

Although Santos proposes to raise $500 million through the issue of 5.0 million FUELS, it reserves the right to:

- issue additional FUELS; or
- raise less than $500 million and issue less than 5.0 million FUELS if it receives acceptances for less than this number of FUELS.

9 – ADDITIONAL INFORMATION

9.9 Offer Made by Santos

The Offer is being made by Santos alone and no other person. Merrill Lynch is not making the Offer.

However, in order to ensure there is sufficient capital out of which to redeem Resets, a number of FUELS may be issued to Merrill Lynch as initial holders to fund the Redemption of Resets. These FUELS will then be transferred by Merrill Lynch to successful Applicants in the Offer.

9.10 Santos' Rights Regarding the Redemption and Buyback

Santos reserves its right to withdraw the Buyback at any time if the board determines the Buyback is not in Santos' best interests. In the event that Santos does not proceed with the Buyback, any election to sell Resets under the Buyback and reinvest the proceeds in FUELS where that election has not already been acted on, may be treated as being an election to have the relevant Resets redeemed and the proceeds reinvested in FUELS.

The Directors have resolved to add a provision to the terms of issue of the Resets (in accordance with clause 8 of those terms of issue) so that Santos may elect to convert or exchange Resets conditional on some act or event occurring or not occurring. The effect of this is to enable Santos to not proceed with the Redemption if there are insufficient funds available from the FUELS issue.

9.11 Changes in Holdings of Resets Post Record Date

At the time of the processing of your Application, if the number of Resets held by you is different from the number of Resets held as of the Record Date, the election may be taken to be for any number of Resets up to the number held as of the Record Date.

9.12 Underwriting Agreement

Santos and Merrill Lynch entered into an underwriting agreement ("Underwriting Agreement") on 24 August 2004. Under the Underwriting Agreement, Merrill Lynch agrees to underwrite the issue of 2.5 million FUELS at Face Value, subject to agreement on pricing and other conditions described below.

The material terms of the Underwriting Agreement are summarised below.

Condition Precedent

Merrill Lynch will have no underwriting obligations under the Underwriting Agreement nor any rights to receive the fees described below unless and until Santos and Merrill Lynch have agreed in writing both the Margin and the number of FUELS to be included in the institutional component of the Offer. If agreement is not reached by 5.00pm Melbourne Time on 30 August 2004, the Underwriting Agreement shall automatically terminate at that time.

Fees

Merrill Lynch will be paid the following fees (exclusive of GST) on completion:

- an arranger fee of 0.25% of the gross proceeds of the Offer;
- a management fee of 0.25% of the gross proceeds of the Offer;
- a selling fee equal to the sum of:
  - (a) 1.00% of the gross proceeds received from the issue or transfer of FUELS under the Broker Firm Offer;
  - (b) 0.40% of the gross proceeds received from the issue or transfer of FUELS under the Priority Offer; and
  - (c) 1.00% of the gross proceeds received from the issue or transfer of FUELS under the institutional component of the Offer;
- a structuring fee equal to the sum of:
  - (a) 0.20% of the gross proceeds recieved from the issue or transfer of FUELS to Eligible Reset Holders who reinvest the proceeds of the Redemption of their Resets in FUELS; and
  - (b) 0.20% of the gross proceeds received from the issue or transfer of FUELS to Eligible Reset Holders who reinvest the proceeds of the Buyback of their Resets in FUELS; and
- an underwriting fee of 0.75% of $25 million.

In addition, Santos is obliged to pay all stamp duty relating to the Underwriting Agreement or the Offer and the incidental costs and expenses (including GST) incurred by Merrill Lynch in connection with the Offer.

Termination

Merrill Lynch may terminate its obligations under the Underwriting Agreement by notice to Santos if, before the FUELS are issued, any of the termination events described below occur.

Merrill Lynch may only terminate the Underwriting Agreement in reliance upon the occurrence of the termination events described in paragraph (b)(i) to paragraph (b)(x) below if, in the reasonable opinion of Merrill Lynch reached in good faith, the event:

- has had or could have a material adverse effect on the willingness of persons to apply for the FUELS under the Offer; or
- has given or could give rise to:
  - (a) a contravention by Merrill Lynch of, or Merrill Lynch being involved in a contravention of, the Corporations Act or any other applicable law; or
  - (b) a material liability for Merrill Lynch.

Termination Events

(a) (i) **lodgment of prospectus**
Santos fails to lodge with ASIC this Prospectus on 24 August 2004 and a replacement prospectus on 1 September 2004 in a form agreed with Merrill Lynch, except where the sole reason for failing to lodge is an act or omission of Merrill Lynch;

(ii) **prospectus**
Merrill Lynch reasonably forms the opinion that:

(A) there is an omission from this Prospectus or any supplementary prospectus of material required by sections 711, 712 and 713 of the Corporations Act to be included; or

(B) a statement in this Prospectus, the documents referred to in paragraph 9.5 or any other document issued by or on behalf of Santos in connection with the Offer is or has become misleading or deceptive,

that is materially adverse from the point of view of an investor in FUELS;

(iii) **material adverse change**
there is a material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the assets, earnings, business, operations, management or prospects of Santos and its subsidiaries (taken as a whole group) from that reflected in this Prospectus;

(iv) **ASIC stop order**
an order or interim order is made by ASIC under section 739 of the Corporations Act concerning this Prospectus and either:

- that order or interim order has not been withdrawn by ASIC within 2 Business Days after the date on which it was made; or
- the making of that order or interim order has become known as publicly available information;

(v) **consent**
any person gives a notice under section 730 of the Corporations Act or withdraws their consent to being named in this Prospectus or any supplementary prospectus under section 733 of the Corporations Act;

(vi) **withdrawal of Prospectus**
Santos withdraws this Prospectus or the invitations to apply for FUELS under this Prospectus;

(vii) **ASX approval**
official quotation of the FUELS is refused or not granted by the ASX on or before the date on which Santos is required to notify Merrill Lynch of any shortfall or is withdrawn before completion of the Offer;

(viii) **Ordinary Shares**
trading in Ordinary Shares on the ASX is suspended for more than one Business Day, or Ordinary Shares quoted on the ASX cease to be so quoted;

(ix) **certificates**
Santos fails to deliver to Merrill Lynch a certificate in accordance with the requirements of the Underwriting Agreement, or a statement in such a certificate is untrue or incorrect in a material respect;

(x) **Buyback**
Santos withdraws, suspends, terminates or otherwise varies the terms of the Buyback from those announced by the Company to the ASX on 24 August 2004 without the prior written approval of the Underwriter; or

9 – ADDITIONAL INFORMATION

(xi) **material adverse change in financial markets**
any of the following occurs:

- any material adverse change or disruption to the political conditions or financial markets of Australia, Japan, the United Kingdom, the United States of America or the international financial markets, or any change or development involving a prospective change in national or international political, financial or economic conditions;
- a general moratorium on commercial banking activities in Australia, the United States of America or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or
- trading in all securities quoted or listed on the ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading,

in each case the effect of which is such as to make it, in the reasonable opinion of the Underwriter reached in good faith, impracticable to market the Offer or to enforce contracts to issue and allot the FUELS or is reasonably likely to materially and adversely affect the success of the Offer.

(b) (i) **breach**
Santos is in material default under the Underwriting Agreement or any representation or warranty in the Underwriting Agreement is or becomes incorrect;

(ii) **hostilities**
there is an outbreak or escalation of hostilities in any region of the world, whether war has been declared or not, involving one or more of Australia, the United States of America, the United Kingdom, China, Japan or Indonesia, or the declaration by any of those countries of a national emergency or war, a terrorist attack is perpetrated on any of those countries or any other calamity or crisis or emergency involving any of those countries;

(iii) **change in law**
there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Commonwealth Government, a State Government, the Reserve Bank of Australia, or any Commonwealth or State Minister or authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), which will or in the reasonable opinion of Merrill Lynch is likely to prohibit or regulate, in any material respect, capital issues or stock markets, or involves a material change in fiscal, taxation or exchange control policy;

(iv) **misleading information**
any information supplied by Santos or on its behalf to Merrill Lynch in respect of, or which forms part of, (among other things) this Prospectus, or the documents referred to in paragraph 9.6 or any other documents issued by or on behalf of Santos in connection with the Offer concerning Santos or any its subsidiaries or the Offer being or becoming misleading or deceptive;

(v) **supplementary prospectus**
a new circumstance has arisen since this Prospectus or any supplementary prospectus was lodged that would in the reasonable opinion of Merrill Lynch have been required by the Corporations Act to be included in the relevant document if it had arisen before the relevant document was lodged;

(vi) **Director offence**
a Director is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against Santos or any of the Directors in his or her capacity as director of Santos or announces that it intends to take any such action;

(vii) **Director disqualification**
any Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act;

(viii) **unauthorised alterations**
without the prior written consent of Merrill Lynch (such consent not to be unreasonably

withheld), Santos alters its share capital or its constitution in any material respect;

(ix) **timetable**

an event specified in the timetable agreed in the Underwriting Agreement is delayed for more than three Business Days other than as the direct result of actions taken by Merrill Lynch (unless those actions were requested by Santos) or the actions of the Company (where those actions were taken with Merrill Lynch's prior written consent); or

(x) **compliance**

there is a material contravention by Santos of any provision of its constitution, the Corporations Act, the Listing Rules, any requirement of ASIC or the ASX or any other applicable law.

9.13 Consents

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that party as specified below.

- Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Merrill Lynch International (Australia) Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Merrill Lynch Equities (Australia) Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Standard & Poor's (Australia) Pty Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Other than giving this consent, Standard & Poor's Ratings Services has had no involvement in the preparation of this Prospectus.
- Computershare has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

9.14 Interests of Advisers

Freehills has acted as solicitors to Santos and has performed work in relation to the preparation of Section 8 of this Prospectus and in relation to preparing the due diligence and verification programme and performing due diligence required on legal matters. In respect of this work, Santos estimates that it will pay approximately $300,000 (excluding disbursements and GST) to Freehills. Further amounts may be paid to Freehills in accordance with its normal time based charges.

Merrill Lynch has acted as Arranger, Underwriter, Sole Manager and Broker for the Offer, in respect of which they are entitled to receive fees and commissions under the Underwriting Agreement as described above.

KPMG has provided an accounting opinion in relation to the Offer and has performed work in relation to the due diligence enquiries on financial matters in relation to the Offer. In respect of this work, Santos estimates that it will pay approximately $55,000 (excluding disbursements and GST) to KPMG. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Except as set out above, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Broker or Underwriter to this Offer,

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Santos; or
- the Offer; or

9 – ADDITIONAL INFORMATION

- any property acquired or proposed to be acquired by Santos in connection with its formation or promotion or the Offer;

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of Santos or the Offer.

9.15 Directors' Interests

No Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC or has held in the two years before lodgement of this Prospectus with ASIC an interest in:

- the formation or promotion of Santos; or
- the Offer; or
- any property acquired or proposed to be acquired by Santos in connection with its formation or promotion or the Offer.

No one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of Santos or the Offer.

9.16 ASX Waivers

The ASX has granted Santos the following:

- A waiver of Listing Rule 10.11 so that Directors and related parties (as defined in the Corporations Act) can participate in the issue of FUELS without obtaining Shareholder approval provided that Directors and their related parties in aggregate are restricted to applying for no more than 0.2% of the total number of FUELS issued under the Offer on the same terms as other investors, and that details of this waiver are disclosed to the market.
- Confirmation that the ASX considers that the Terms of Issue are appropriate and equitable for the purposes of Listing Rule 6.1.
- Confirmation that Listing Rule 6.10 does not apply to the Terms of Issue which allow Santos to change the date and rate of distribution of FUELS.
- Confirmation that Listing Rule 6.12 does not apply to the Terms of Issue which provide for the redemption, buyback, cancellation, conversion or exchange of FUELS.
- Agreement that, for the purposes of Listing Rule 7.1.4, the ASX has no objection to the conversion rate of FUELS to Ordinary Shares being calculated based on the market price of Ordinary Shares on 23 August 2004.
- Santos has also requested the ASX to provide deferred settlement trading in relation to the Offer as described in Section 4.6.

9.17 ASIC Relief

Santos has obtained relief from ASIC in respect of section 728 and Item 2 of section 729 of the Corporations Act such that Merrill Lynch as initial Holder will not be liable under section 728 and Item 2 of section 729 as a seller of Santos FUELS.

9.18 Authorisation of Lodgement of this Prospectus

Every Director has given, and not withdrawn, his or her consent to the lodgement of this Prospectus with ASIC.

9.19 Governing Law

This Prospectus and the contracts that arise from the acceptance of Applications are governed by the laws of South Australia. Each Applicant submits to the exclusive jurisdiction of the courts of South Australia.

9.20 Resets Closing Price

The last price at which Resets were traded on the ASX on Friday 20 August 2004 was $108.87. This price factors in the entitlement to receive the dividend of $3.294 per Reset payable on 30 September 2004.

APPENDIX 1: TERMS OF ISSUE

TERMS OF ISSUE

APPENDIX 1

1 Face Value

The face value of each FUELS will be $100 (Face Value).

2 Dividends

2.1 Dividends

Subject to these terms, the Holder of each FUELS is entitled to a dividend in respect of each Dividend Period calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \$100 \times N}{365}$$

where:

N is the number of days in the Dividend Period; and

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of the Dividend Period expressed as a percentage per annum; and

Margin expressed as a percentage per annum is:

(a) for the period up to 30 September 2009, the rate determined under the Bookbuild; and

(b) for the period on or after 30 September 2009, the rate determined under the Bookbuild plus 2.25%; and

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

2.2 Special dividend on certain FUELS

Subject to these terms, each Holder of a FUELS which is acquired from the Underwriter using the proceeds of redemption of a Reset in accordance with Section 2.3 of the Prospectus is entitled, immediately following acquisition, to receive a special dividend of $5.00 per share.

2.3 Franking

(a) If, on a Dividend Payment Date, the Australian corporate tax rate (Ti) differs from the Australian corporate tax rate on the date of allotment (T), the dividend will be adjusted in accordance with the following formula:

$$\text{Dividend} \times \frac{(1-Ti)}{(1-T)}$$

where:

Dividend is the amount calculated under clause 2.1;

Ti is the Australian corporate tax rate at the Dividend Payment Date, expressed as a decimal; and

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

(b) If any dividend is not franked to 100% under Part 3-6 of the Tax Act, the dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1-[Ti \times (1-f)]}$$

where:

D is the dividend calculated under clause 2.3(a) or clause 2.1 where there has been no application of clause 2.3(a);

Ti has the same meaning as in clause 2.3(a); and

f is the franking percentage (within the meaning of Part 3-6 of the Tax Act) of the dividend, expressed as a decimal to four decimal places.

2.4 Payment of dividend

The payment of a dividend (including a Special Dividend under clause 2.2 and an optional dividend under clause 2.10(d)) is subject to:

(a) the Directors, at their discretion, declaring the dividend to be payable; and

(b) there being funds legally available for the payment of dividends.

2.5 Non-Cumulative dividends

If and to the extent that all or any part of a dividend is not paid because of the provisions of clause 2.4, the Holder has no claim in respect of such non-payment (though the Holder may participate in an optional dividend if such a dividend is declared by the Directors as envisaged in clause 2.10(d)).

2.6 Calculation of dividends

All calculations of dividends will be to four decimal places. For the purposes of making any dividend payment in respect of a Holder's aggregate FUELS, any fraction of a cent will be disregarded.

2.7 Dividend Payment Dates

(a) Subject to this clause 2, dividends under clause 2.1 will be payable on each FUELS in arrears on:

(1) 31 March 2005 and thereafter on each 30 September and 31 March until FUELS are converted, redeemed, bought back, or cancelled; and

(2) the conversion or exchange date determined under clause 3.

(b) Subject to this clause 2, a dividend under clause 2.2 will be payable on the relevant FUELS on 7 October 2004.

(c) If the date for payment specified in paragraph (a) is not a business day, payment will be made on the next business day.

2.8 Record dates

A dividend is only payable to those persons registered as Holders of FUELS at the date on which the books of the Company close for FUELS Holders in respect of each relevant dividend.

2.9 Deductions

The Company will be entitled to deduct from any dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the appropriate authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder is deemed to have been duly paid and satisfied by the Company. The Company must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any Holder, deliver to that Holder a copy of the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.10 Restrictions in case of non-payment

If for any reason a dividend has not been paid in full within 20 business days after its Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders of FUELS:

(a) declare or pay a cash dividend or make any distribution on any share capital over which FUELS rank in priority for participation in profits; or

(b) redeem, reduce, cancel, or acquire for any consideration any share capital of the Company (other than a FUELS),

until such time as:

(c) two consecutive dividends stated to be payable on FUELS under clause 2.1 thereafter have been paid in full; or

(d) an optional dividend has been paid to the Holders of FUELS equal to the unpaid amount (if any) of the two immediately preceding dividends under clause 2.1 prior to the date of payment of the optional dividend; or

(e) all FUELS have been converted, redeemed, bought back or cancelled.

3 Conversion and exchange

3.1 Meaning of conversion

Each FUELS confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Adelaide time on the date the share is converted as determined below. At that time:

(a) all other rights and restrictions conferred on FUELS under the Terms of Issue will no longer have effect (except for rights relating to a

APPENDIX 1: TERMS OF ISSUE

dividend payable on or before the date of conversion which will subsist); and

(b) each FUELS will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the holder of those shares holds a share so ranking.

The taking effect of the rights of a FUELS under this clause and the allotment of additional shares under clause 3.7 is, for the purposes of these Terms of Issue, together termed "conversion". Conversion does not constitute cancellation, redemption or termination of a FUELS or an issue, allotment or creation of a new share (other than the additional shares allotted under clause 3.7).

3.2 Meaning of exchange

"Exchange", in relation to a FUELS, means the Company at its option redeeming, buying back or cancelling the share for its Face Value.

In each case, payment to the Holder must be made on the conversion or exchange date determined under these Terms of Issue.

3.3 Conversion or exchange events

The Company may convert or exchange all or some of the FUELS by giving notice to the Holders:

(a) at least 21 business days (but no more than 6 months) before:

(1) 30 September 2009; or

(2) any Dividend Payment Date after 30 September 2009; or

(b) if the Directors resolve (having obtained an opinion from reputable legal counsel or a tax or accounting adviser) that a change in any law, interpretation, ruling issued by any relevant governmental body (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) has occurred (or is announced) and that change will:

(1) materially increase the net costs to the Company of having FUELS on issue;

(2) affect whether FUELS can be franked or whether the Holders are entitled to franking credits;

(3) affect whether FUELS are classified as debt or equity for tax or accounting purposes; or

(4) impose additional requirements that the Directors consider unacceptable.

The conversion or exchange date will be:

(c) in the case of paragraph (a)(1), 30 September 2009; and

(d) in the case of paragraph (a)(2) or paragraph (b), the Dividend Payment Date which is more than 21 business days immediately after giving the notice.

3.4 Takeovers and schemes of arrangement

In addition, the Company may convert all of the FUELS by giving notice to the Holders if:

(a) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(1) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(2) the Directors issue a statement recommending acceptance of the offer; or

(b) a court approves the convening of a meeting to consider a scheme of arrangement under Part 5.1 of the Corporations Act which, when implemented, will result in a person having voting power in the Company of more than 50%.

In that event, the date of conversion will be the earlier of:

(c) the last business day of the second week following the date the Company sends notice to the Holder; or

(d) the Closing Date of the takeover bid, or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the Company sends notice to the Holder.

3.5 Minimum number on issue

The Company cannot elect to convert only some FUELS if, as at the date of the notice, that conversion would result in there being unconverted FUELS with an aggregate Face Value of less than $50 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately equal basis, but may discriminate to take account of the effect on marketable parcels and other factors.

3.6 Formalities of conversion and exchange

(a) Where the Company elects to convert or exchange a FUELS under these Terms of Issue, the Company must:

(1) convert or exchange FUELS in accordance with these Terms of Issue; and

(2) at least 21 business days before the relevant conversion or exchange date, give notice to the relevant Holder indicating whether FUELS will be converted or exchanged (or whether a combination of those actions will be taken), failing which the Company is taken to have elected to and must convert the FUELS into Ordinary Shares.

(b) The Company may elect to convert or exchange all or some of the FUELS under clause 3.3 or 3.4 conditional on some act or event occurring or not occurring.

3.7 Conversion and additional Ordinary Shares

(a) This clause will apply if FUELS are to be converted into Ordinary Shares.

(b) Upon conversion, each FUELS will entitle the Holder to be allotted an additional number of Ordinary Shares equal to one less than the Conversion Ratio, where, subject to paragraph (c) below, the Conversion Ratio is an amount (including any fractions) calculated in accordance with the following formula (Conversion Ratio):

$$\frac{\text{Face Value}}{\text{VWAP}-[\text{CD} \times \text{VWAP}]}$$

where:

CD means the conversion discount of 2.5% (**Conversion Discount**); and

VWAP means the VWAP during the period (Reference Period) of 20 business days immediately preceding, but not including, the conversion date.

(c) The Conversion Ratio shall be not greater than 400.

(d) Where the total number of additional Ordinary Shares to be allotted on conversion to a Holder of FUELS includes a fraction, that fraction will be disregarded.

3.8 Adjustment to VWAP

For the purposes of calculating VWAP in clause 3.7:

(a) where, on some or all of the business days in the Reference Period, Ordinary Shares have been quoted on the ASX as cum dividend or cum any other distribution or entitlement and FUELS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement, then the VWAP on the business days on which those FUELS have been quoted cum dividend or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(1) (in case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

(2) (in the case of an entitlement which is traded on the ASX on any of those business days), the volume weighted average price of all such entitlements sold on the ASX during the Reference Period on the business days on which those entitlements were traded; or

(3) (in the case of an entitlement not traded on the ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors; and

(b) where, on some or all of the business days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and FUELS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the business days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

3.9 Adjustment to the Conversion Ratio for a takeover or scheme of arrangement

In the case of conversion under clause 3.4 as a result of a takeover or a scheme of arrangement, VWAP in the formula in clause 3.7 will be the lesser of:

(a) 95% of the offer price under the takeover offer or the consideration under the scheme of arrangement; and

(b) the VWAP over the 20 business days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 50% of the amount calculated by subtracting that VWAP from the offer price or the consideration (as applicable).

The offer price or consideration under the takeover offer or scheme of arrangement is the cash consideration offered for each Ordinary Share or, if cash consideration is not the only consideration offered, 95% of the value of the consideration offered as reasonably determined by an independent investment bank appointed by the Directors (which shall act as an expert).

APPENDIX 1: TERMS OF ISSUE

3.10 Discretion in adjustment of conversion mechanism

Where:

(a) the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities;

(b) the number of additional Ordinary Shares to be allotted on conversion of FUELS is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances;

(c) the Company undertakes a bonus issue or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in the Company or in any other body corporate in a way which, in the reasonable opinion of the Directors, has a diluting or concentrative effect on the value of Ordinary Shares; or

(d) any other similar event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the Ordinary Shares,

and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the FUELS and the Ordinary Shares, the Directors may:

(e) make such alterations to the definition of VWAP or to the Conversion Discount (as defined in clause 3.7) as the Directors reasonably consider appropriate or necessary to maintain that relativity; or

(f) extend an entitlement to the Holders of FUELS to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those Holders would have been entitled if their FUELS had been converted on a date nominated by the Directors and adapting the formula in clause 3.7 as the Directors reasonably consider appropriate to maintain the relativity.

An alteration under paragraph (e) will be binding on and must be notified to the Holders of FUELS.

4 FUELS general rights

4.1 FUELS rights ranking

FUELS rank equally amongst themselves in all respects (except as contemplated by clause 2.2).

4.2 Preferential dividend

Until conversion, FUELS rank in priority to Ordinary Shares for the payment of dividends.

4.3 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders of FUELS will be entitled to receive out of the assets of the Company available for distribution to shareholders, in respect of each FUELS held, a cash payment equal to the sum of:

(a) the amount of any dividend stated to be payable under clause 2.1 (whether declared or not) calculated on a daily basis (assuming a 365 day year) throughout the period from and including the date of the preceding Dividend Payment Date to the date of commencement of the winding up; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind FUELS.

FUELS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

4.4 Shortfall on winding up

If, upon a return of capital, there are insufficient funds to pay in full the amounts referred to in clause 4.3 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with FUELS on a winding up of the Company, the Holders of FUELS and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

4.5 Participation in surplus assets

Until conversion, FUELS do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up.

4.6 Restrictions on other issues

Until all FUELS have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders of FUELS, issue shares ranking in priority to the FUELS or permit the variation of any rights of any existing shares to shares ranking equally or in priority to the FUELS, but the Directors are at all times authorised to issue further preference shares ranking equally with any existing FUELS.

4.7 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a members'

scheme of arrangement, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to FUELS Holders or that they participate in the scheme of arrangement.

4.8 Participation in new issues

Until conversion, FUELS confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

4.9 Further assurances

If the Company decides to convert or exchange FUELS under these Terms of Issue, the Holder must:

(a) vote in favour (subject to compliance with the law and to the extent that the Holder is entitled to do so) or otherwise abstain from any required resolution;

(b) provide all documentation and execute any authorisation or power necessary; and

(c) take all other action necessary or desirable,

to effect the conversion or exchange.

4.10 Sale of shares on exchange

Each Holder irrevocably offers to sell all or some of its FUELS on the exchange date to the Company for their Face Value if the Company elects to buy back the FUELS under these Terms of Issue.

4.11 Appointment of agent

Each Holder irrevocably appoints the Company (and any person authorised by the Company for this purpose) as its agent to execute any document the Company considers necessary or desirable to give effect to clauses 4.9 and 4.10, including any share transfer or buyback agreement.

5 Voting Rights

FUELS do not entitle their Holders to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the FUELS;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buyback agreement;

(c) during a period in which a dividend or part of a dividend on FUELS is in arrears; or

(d) during the winding up of the Company.

For this purpose, a dividend will be in arrears only if, at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date.

6 Quotation on the ASX

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of FUELS on the ASX and all converted FUELS and additional Ordinary Shares issued under clause 3.7 on each of the stock exchanges on which other Ordinary Shares of the Company are quoted on the date of conversion.

7 Amendments to the Terms of Issue

Subject to complying with all applicable laws, the Company may without the authority, assent or approval of Holders of FUELS amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of FUELS.

8 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be performed to four decimal places.

(c) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue.

APPENDIX 1: TERMS OF ISSUE

(d) The following expressions shall have the following meanings:

ASX means Australian Stock Exchange Limited;

Bank Bill Swap Rate means, for each Dividend Period, the rate, expressed as a percentage per annum, calculated as the average mid-rate for bills of a term of 180 days which average rate is displayed on Reuters page designated BBSW (or any page which replaces that page) on the first business day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Adelaide time) on that date, the rate specified in good faith by the Company at or around that time on that date having regard, to the extent possible, to:

(1) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that page BBSW (or any page which replaces that page) at that time on that date; and

(2) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time;

Bookbuild means the process conducted by the Company or its agents prior to the opening of the period during which the Company will accept Applications for FUELS under its Prospectus whereby certain institutional investors lodge bids for FUELS and, on the basis of the bids, the Company determines the Margin and announces its determination prior to the opening of that period;

business day means a day on which trading on the ASX is conducted;

conversion has the meaning set out in clause 3.1;

Conversion Ratio means an amount calculated in accordance with the formula set out in clause 3.7(b);

dividend includes a dividend to which a Holder of FUELS is entitled under clause 2.1, 2.2 or 2.10(d);

Dividend Payment Date means each date on which a dividend is payable in accordance with clause 2.7 whether or not a dividend is paid on that date;

Dividend Period means a period from (and including) either the earliest date of allotment of FUELS under the Prospectus or a Dividend Payment Date under clause 2.7(a) (whichever is the later) until (but not including) the following Dividend Payment Date;

exchange has the meaning set out in clause 3.2;

Face Value means $100;

Holder means a holder of a FUELS;

Ordinary Share means an ordinary share in the capital of the Company;

Prospectus means the prospectus dated 24 August 2004 relating to the issue of FUELS;

Reference Period has the meaning set out in clause 3.7;

Tax Act means:

(1) the *Income Tax Assessment Act 1936* or the *Income Tax Assessment Act 1997* as the case may be as amended or replaced and a reference to any section of the *Income Tax Assessment Act 1936* includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997*;

(2) any other Act setting the rate of income tax payable; and

(3) any regulation promulgated thereunder;

the Company means Santos Limited (ABN 80 007 550 923);

Underwriter means Merrill Lynch International (Australia) Limited (ABN 31 002 892 846); and

VWAP means the average of the daily volume weighted average sale price of Ordinary Shares sold on the ASX during the relevant period or on the relevant days (excluding any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or the exercise of options over Ordinary Shares).

APPENDIX 2: GLOSSARY OF TERMS

GLOSSARY OF TERMS

APPENDIX 2

The following is a glossary of the terms used in this Prospectus. There is also a list of defined terms in the Terms of Issue of the FUELS in Appendix 1, which apply throughout this Prospectus, unless the term is defined below. All references to currency are references to Australian currency unless the context requires otherwise. All references to time are to Melbourne Time, unless the context requires otherwise.

Certain of the dates given below are subject to change as described in this Prospectus.

Allotment Date	the date on which FUELS may be first allotted, being Thursday 30 September 2004
Applicant	a person who lodges an Application Form in accordance with this Prospectus
Application	a valid application made on the conditions set out in this Prospectus by using an Application Form to apply for a specified number of FUELS, including a Broker Firm Application
Application Form	each Application Form attached to or accompanying this Prospectus upon which an Application for FUELS may be made, being the: • **yellow** personalised Election Form; • **blue** personalised Priority Application Form (for Eligible Ordinary Shareholders and Eligible Reset Holders); and • **grey** General Application Form (for other Applicants)
Application Monies	monies payable on Application, being the number of FUELS applied for multiplied by $100
Arranger	Merrill Lynch
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ASX Listing Rules	the listing rules of the ASX from time to time with any modification or waivers in their application to Santos, which the ASX may grant
ATO	Australian Taxation Office
Bank Bill Swap Rate	as in the Terms of Issue
Broker Firm Allocation	the number of FUELS allotted to successful Applicants under a Broker Firm Offer
Broker Firm Application	the lodgement of an Application Form with the broker firm from which the Broker Firm Offer was received, in accordance with this Prospectus

APPENDIX 2: GLOSSARY OF TERMS

Broker Firm Offer	the invitation made by Santos under this Prospectus to Australian resident clients of brokers who have received a firm allocation of FUELS from Merrill Lynch
Brokers	Merrill Lynch or other broker to the Offer
Buyback, On-market Buyback	the purchase by Santos, through Merrill Lynch Equities, of Resets on the ASX
CGT	capital gains tax
CHESS	Clearing House Electronic Subregister System
Closing Date	in respect of the FUELS Offer, the last day on which Application Forms will be accepted, being 24 September 2004 and for each of the Options Eligible Reset Holders have in deciding how to deal with their Resets, as in Section 2.1 of this Prospectus
Computershare	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
Constitution	the constitution of Santos as amended
Conversion Ratio	as in the Terms of Issue
Corporations Act	Corporations Act 2001
Director	a director of Santos
Election Form	the **yellow** personalised election form which accompanies copies of this Prospectus sent to Eligible Reset Holders
Eligible Ordinary Shareholder	a registered holder of Ordinary Shares as at 5.00pm (Melbourne Time) on the Record Date which is 2 September 2004 with a registered Australian address
Eligible Reset Holder	a registered holder of Resets as at 5.00pm (Melbourne Time) on the Record Date which is 2 September 2004 with a registered Australian address
Face Value	$100 per FUELS or per Reset, as the context requires
FUELS	as the context requires, one or a number of Franked Unsecured Equity Listed Securities, which are preference shares issued by Santos pursuant to this Prospectus
General Application Form	the **grey** application form attached to this Prospectus
Holder	means a holder of a FUELS
Holding Statement	a record of the registered legal owner of a specified number of FUELS
IFRS	International Financial Reporting Standards
Listing Rules	the Listing Rules of the ASX
Merrill Lynch	Merrill Lynch International (Australia) Limited (ABN 31 002 892 846)
Merrill Lynch Equities	Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795)
Melbourne Time	time in Melbourne, Victoria, Australia

APPENDIX 2: GLOSSARY OF TERMS

Offer	the invitation made by Santos pursuant to this Prospectus for parties to apply for FUELS and, where the context requires, the invitation to have your Resets disposed of under Options 1 or 2 outlined in Section 2.1 of this Prospectus
Offer Period	the period between 9.00am (Melbourne Time) Wednesday 1 September 2004 (Opening Date) and 5.00pm (Melbourne Time) Friday 24 September 2004 (Closing Date)
Opening Date	in respect of the FUELS Offer, Wednesday 1 September 2004
Option	each of the options outlined in Section 2.1 of this Prospectus
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Share	ordinary shares in the capital of Santos
Priority Application Form	the **blue** personalised application form which accompanies copies of this Prospectus sent to Eligible Ordinary Shareholders and Eligible Reset Holders
Priority Offer	the feature of the FUELS Offer whereby Eligible Reset Holders and Eligible Ordinary Shareholders receive priority in the allocation of FUELS they have applied for, in priority to general Applicants
Prospectus	this document as supplemented or replaced
Redemption	the redemption of Resets by Santos as described in this Prospectus
Reset	a Reset Convertible Preference Share in Santos
Record Date	2 September 2004, on which: • entitlement to the final dividend payable on Resets is determined; • eligibility to reinvest the proceeds from Resets in FUELS is determined; and • priority under the Priority Offer is determined
Santos	Santos Limited (ABN 80 007 550 923) and where the context requires, includes each of its controlled entities (as determined under the Corporations Act)
Sole Manager	Merrill Lynch
Special Dividend	a once off $5.00 special dividend which will be paid (subject to declaration by Santos' Directors) to Eligible Reset Holders in respect of FUELS they are issued out of the proceeds of their Resets
Standard & Poor's Ratings Services	Standard & Poor's (Australia) Pty Ltd (ABN 62 007 324 852)
Terms of Issue	the terms and conditions of the FUELS as set out in Appendix 1 to this Prospectus
Underwriter	Merrill Lynch
Underwriting Agreement	the underwriting agreement as described in Section 9.12

APPLICATION FORM

APPLICATION FORM

Corporate Directory

The Issuer
Santos Limited
Level 29, Santos House
91 King William Street
Adelaide SA 5000

Legal Advisers to the Issuer
Freehills
Level 43
101 Collins Street
Melbourne VIC 3000

Auditors to the Issuer
KPMG
161 Collins Street
Melbourne VIC 3000

Arranger, Underwriter and Sole Manager
Merrill Lynch International (Australia) Limited
Level 49 MLC Centre
19-29 Martin Place
Sydney NSW 2000

Broker to the Offer
Merrill Lynch International (Australia) Limited
Level 49 MLC Centre
19-29 Martin Place
Sydney NSW 2000

TO: SECURITIES EXCHANGE COMMISSION

82-34

Issue of FUELS

(Franked Unsecured Equity Listed Securities)

Non-Cumulative, Redeemable and Convertible Preference Shares ($500 million)

Dean Bowman
Treasurer

Don Priestley
General Manager - Accounting

August 2004

Santos

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated

Santos

Agenda

- Offer Summary
- Overview of Santos
- FUELS – Key Terms of Issue
- Overview of Offer Structure

Santos

Offer Summary

Santos

Offer Summary

Security:	- Non-cumulative, redeemable and convertible preference shares called FUELS
Offer Size:	- Offer of FUELS of $500 million (5.0 million FUELS) - Santos may accept oversubscriptions

Offer to Reset Holders:	- Offer to Reset holders ($350 million)
	  - Redemption at $100 per Reset with $5.00 Special Dividend
	  - Buyback at $105 per Reset with no Special Dividend

Key Terms:	- Floating rate dividend set at a Margin over 180 day BBSW, paid half-yearly, expected to be fully franked - 30 September 2009 first fixed exchange or conversion date - If FUELS are not exchanged or converted by 30 September 2009, the Margin will be increased by a one time Step up of 2.25% per annum
Credit Rating:	- BBB+ by Standard & Poor's
Use of Proceeds:	- Redemption and Buyback of Reset Convertible Preference Shares (Resets) - Fund growth development program

Santos

Overview of Santos

Santos

Business Profile

- Market capitalisation of $4.2 billion (20 August 2004)
  - Included in the ASX 50 Leaders Index
  - 19.5% weight in ASX Energy Index
- BBB+ senior credit rating by Standard & Poor's
- Interests in Australia, USA, Asia and North Africa
  - 2P reserves of 636mmboe at the end of 2003
  - Production of 54.2mmboe in 2003
- Largest producer of gas for the Australian market
  - 217 PJ of gas and ethane in 2003
- Long life gas supply contracts with Australia's largest utility companies

Santos

Diversified Business Portfolio


Papua New Guinea
Timor Gap
Timor Sea
Bonaparte Basin
Browse Basin
Carnarvon Basin
Surat/Bowen Basins
Houtman Basin
Duntroon Basin
Otway Basin
Sorell Basin
Gippsland Basin
USA
Africa
Legend:
Exploration
Production

Santos


Developing New Assets
2004
2005
2006
Bayu-Undan Liquids
1Q
100%
Minerva
4Q
90%
Mutineer-Exeter
Mid
60%
John Brookes
Mid
20%
Maleo
4Q-05/1Q-06
10%
Bayu-Undan LNG
1Q
90%
Casino
1Q
20%
Oyong
1Q
10%
Production commences
Sanctioned
Pre-sanctioned
Santos


Reserves Position
2P reserves of 636mmboe at the end of 2003
2P gas and ethane reserve life of 12 years
2P oil and liquids reserve life of 11 years
1P reserve replacement ratio of 148% in 2003
Strategies in place to renew and increase reserves:
Exploration
Optimisation
Commercialisation
Acquisitions
Santos

Four Levers to Deliver Reserves Growth

Exploration

- Develop and maintain an appropriately balanced portfolio of options
  - Low / medium / high risk balance
- Examples
  - East Java
  - Southern [illegible]

Commercialisation

- Focus on commercialisation of discovered gas accumulations
  - 1450mmboe of contingent resources
- Examples
  - John Brookes
  - Casino

Optimisation

- Actively manage producing assets to extend field life through
  - Cost reductions
  - Capital optimisation
  - New technology
- Examples
  - Cooper Basin initiatives
  - [illegible] field workover and infill program

Acquisitions / Divestments

- Pursue bolt-on acquisitions to enhance existing businesses
- Divest non core holdings
- Examples
  - Novus Petroleum's Cooper Basin and Indonesian interests
  - Divestment of non core investments in [illegible] and Magellan and non core interests in Otway (onshore)

Santos

NPAT



136
(28)
(14)
3
7
5
7
31
Write downs
2
Other
119
(52)
67

Santos

Strong Financial Position

FUELS will further strengthen Santos' balance sheet:



- Conservative funding policy
  - Pro Forma gearing: 26%
  - Interest coverage: 12.5x
- Growth primarily funded through retained earnings and prudent addition of debt
  - Reliance on strong internal cash flow generation
- Recently re-affirmed BBB+ senior credit rating

Santos

2004 - 2006 Targets



Production growth
6% to 8%
Production grows
Margin grows
Netback (2006) ≥A$22
Replacement cost shrinks
Reserve replacement cost ≤US$5.50
Reserves grow
Reserve replacement ratio >140%
EBITDA* growth ps ≥10%
ROCE* ≥10%

Santos

FUELS -
Key Terms of Issue

Santos

FUELS – Key Terms of Issue

Issuer:	Santos Limited
Security:	Non-cumulative, redeemable and convertible preference shares
Offer Size:	Offer of FUELS of $500 million (5 million FUELS) Santos may accept oversubscriptions
Offer Structure:	Offer to Reset holders ($350 million) - Redemption at $100 per Reset with $5.00 Special Dividend - Buyback at $105 per Reset with no Special Dividend
Dividend:	Floating rate dividend set at a Margin over 180 day BBSW Dividends paid half-yearly on 31 March and 30 September Expected to be fully franked (gross up provision if not) Dividend Rate = (180 day BBSW + Margin) x (1-tax rate)
Special Dividend:	$5.00 Special Dividend to Eligible Reset Holders (expected to be fully franked)
Dividend Payment Conditions:	Directors declare dividend is payable Profits and funds legally available for the payment of dividends
Step up:	If FUELS are not converted or exchanged by 30 September 200[illegible], the Margin will be increased by a one-time step up of 2.25% per annum
Dividend Stopper:	If a dividend is not paid, Santos must not pay a cash dividend or make distribution on any share capital over which FUELS rank in priority for participation in profits, or redeem, reduce, cancel or acquire for any consideration any share capital of the Company (other than FUELS)

Santos

FUELS – Key Terms of Issue

Conversion or Exchange by Santos	• Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares (subject to a 2.5% Conversion Discount) or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter • Santos also has the right to convert or exchange the FUELS upon the occurrence of: – A proposed change in law, interpretation or governmental ruling – A proposed change in accounting standards • Santos may convert FUELS under a takeover bid or scheme of arrangement under certain circumstances
Holder Rights	• Holders have no right to require conversion or exchange
Ranking	• FUELS rank equally amongst themselves in all respects and are subordinated to all creditors and rank in priority to Ordinary Shares
Security Rating	• BBB- by Standard & Poor's
Voting Rights	• FUELS do not carry a right to vote at general meetings of Santos except in limited circumstances
Quotation	• FUELS will be quoted on the ASX, subject to successful application

Santos

Overview of Offer Structure

Santos

Offer Structure

- Offer of $500 million. Santos has the ability to accept oversubscriptions and reserves the right to issue less than 5.0 million FUELS
- The Margin will be determined through a Bookbuild
- Up to $350 million of Reset redemption and buyback proceeds may be reinvested in FUELS
- Santos Reset holders as at 2 September 2004 will be entitled to a guaranteed allocation of FUELS equivalent to the amount they are currently holding in Resets should they decide to reinvest their proceeds of redemption or buyback of Resets
- Santos Reset holders and Ordinary Shareholders as at 2 September 2004 will be eligible for a priority in allocation over general applicants where there is excess demand.

Santos

Bookbuild Process

- Merrill Lynch Sole Lead Manager and Bookrunner
- The Margin will be determined through an Institutional Bookbuild
- Timetable for Bookbuild:
  - Bookbuild will open at 9.00am on Friday 27 August 2004
  - Bookbuild will close at 3.30pm on Monday 30 August 2004
  - Investors advised of allocation and Margin by 4.30pm on Monday 30 August 2004
- Bookbuild contacts:
  - Paul Harris +61 2 9226 5519 (Merrill Lynch)
  - Aaron Lamshed +61 2 9226 5707 (Merrill Lynch)

Santos

FUELS Timetable

Bookbuild:	27 - 30 August 2004
Margin Announced:	31 August 2004
Opening Date:	1 September 2004
Record Date (for Resets Final Dividend, FUELS Reinvestment and Special Dividend Entitlement and Priority Offer Eligibility):	2 September 2004
Closing Date:	24 September 2004
Allotment Date:	30 September 2004
Trading on a Deferred Settlement Basis:	5 October 2004
Dispatch of Holding Statements and Refunds:	7 October 2004
Special Dividend Payment Date:	7 October 2004
Trading on a Normal Settlement Basis:	8 October 2004
First Dividend Payment Date:	31 March 2005
First Fixed Exchange Date:	30 September 2009

Santos

TO: SECURITIES EXCHANGE COMMISSION

25 August 2004

Santos

Notice to Reset Shareholders in Australia

Dear Preference Shareholder,

On behalf of the Board of Directors, I am writing to inform you of some important decisions which your Board has taken that affect you as a holder of Santos Reset Convertible Preference Shares (Resets).

Due to changes in accounting standards and Santos' ongoing commitment to capital management, we intend to redeem all issued Resets on 30 September 2004 using the proceeds of a proposed new issue of preference shares called FUELS (Franked Unsecured Equity Listed Securities). These new preference shares have more equity-like features than Resets and will achieve a more efficient capital structure for Santos.

As a Resets holder, Santos is offering you a number of options in dealing with your Resets which are outlined in this letter, including reinvestment in FUELS.

In the coming weeks, you will receive a Prospectus for the new issue of FUELS and the redemption of Resets. I encourage you to read this material carefully and if you are unclear on any matter, contact your accountant, stockbroker, solicitor or other professional adviser. Once received you should take action immediately to maximise the value of your investment.

New Offering of FUELS

Eligible Reset Holders, being Reset holders as of the Record Date which is 2 September 2004, will have certain entitlements to the offer of FUELS. First, you will receive an entitlement to the new issue of FUELS at least equal to the number of Resets you hold as at the Record Date. Additionally if, as a Reset holder, you elect to have your Resets redeemed by Santos and the proceeds *reinvested in FUELS, you will also be entitled to a $5.00 Special Dividend for those FUELS issued to you from the redemption* proceeds. This dividend is expected to be fully franked. This Special Dividend, payable shortly after the allotment of the FUELS, will not be paid to other FUELS investors (or on any additional FUELS you may subscribe for with funds other than the proceeds of the Resets redemption).

The proposed FUELS offer will also be extended to Santos Ordinary Shareholders and the general public.

Redemption of Reset Convertible Preference Shares

Under announced changes to accounting standards, the Resets you currently hold will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005. In these circumstances, the terms of issue permit a redemption of the Resets. On this basis, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, in accordance with their terms of issue, provided that the new issue of FUELS is made on or before that date.[1] (The new issue of FUELS will continue to be classified as equity for accounting purposes when the new accounting standards take effect from 1 January 2005).

---

[1] Note: In order to effect this proposal, the Company has also added a provision to the terms of issue to allow for the redemption to be conditional on the FUELS offer proceeding. This is explained in the Additional Information section of this letter.

In accordance with the terms of issue, the redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per share will also be paid to Eligible Reset Holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore offering a number of options (including an on-market buyback) intended to provide a fair outcome to all Reset holders. You will need to exercise your preferred option prior to redemption. If you do not exercise any of the options 1-3 described in the following section, you will only receive the redemption amount of $100 per Reset. You are urged to carefully consider these options to maximise the value of your investment.

In view of the redemption and the on-market buyback, Santos has made an application to the ASX for trading in Resets on the ASX to cease on or about 24 September 2004.

Options Available to Reset Holders

The Company is offering options for dealing with your Resets, which are summarised below and will be explained fully in the forthcoming Prospectus.

1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement. You may choose to have all your Resets redeemed for $100 each and reinvest the proceeds in FUELS. If you choose this option, you will also become entitled to a Special Dividend of $5.00 per FUELS. To choose this option, you must complete and return the yellow personalised Election Form which will accompany the Prospectus by 5.00pm (Melbourne Time) on 24 September 2004.

2. Sell Resets on-market into Santos' buyback and reinvest in FUELS. You may choose to sell all your Resets into Santos' on-market buyback for $105 each and reinvest the proceeds in FUELS. If you choose this option, you will not be entitled to the Special Dividend of $5.00 per FUELS. However, you will realise an equivalent amount over the Face Value of the Reset via the sale. To choose this option, you must complete and return the yellow personalised Election Form which will accompany the Prospectus by 5.00pm (Melbourne Time) on 16 September 2004.

3. Sell Resets on-market. You may sell your Resets on-market for cash using your own stockbroker (and not reinvest the proceeds in FUELS). If you choose to sell your Resets during Santos' on-market buyback, you should receive about $105 (less transaction costs) for each Reset. If you sell your Resets after the close of Santos' on-market buyback, you are likely to receive no more than $100 (less transaction costs) for each Reset. This course of action may not offer Reset holders an optimal outcome.

4. Do nothing/Redeem. You may choose to do nothing, in which case your Resets will be redeemed for $100 each on 30 September 2004. This course of action may not offer Reset holders an optimal outcome.

Next Steps

In the coming weeks, you will receive a Prospectus which will provide further details of the redemption and buyback of Resets, the proposed new issue of FUELS and the options outlined above. You will be invited to make a decision by completing the yellow personalised Election Form accompanying your copy of the Prospectus.

If you require advice regarding the redemption and buyback of Resets or the offer of new FUELS, you should consult your accountant, stockbroker, solicitor or other professional adviser. If you require clarification of the contents of this letter, call the **Santos Information Line on 1300 733 636**.

Yours faithfully,

Stephen Gerlach
Chairman

Additional Information

1. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus.

2. In accordance with clause 8 of the terms of issue of the Resets, the Directors of Santos have added a provision to clause 3.5 of the terms of issue as follows: "The Company may elect to convert or exchange a Preference Share conditional on some act or event occurring or not occurring." The Directors consider that this addition is not likely to be prejudicial to the holders of Resets as, if the relevant condition is not satisfied, holders will retain their Resets on their existing terms.

25 August 2004

Santos

Notice to Reset Shareholders outside Australia

Dear Preference Shareholder,

On behalf of the Board of Directors, I am writing to inform you of some important decisions which your Board has taken that will affect you as a holder of Santos Reset Convertible Preference Shares (Resets).

Due to changes in accounting standards and Santos' ongoing commitment to capital management, we intend to redeem all issued Resets on 30 September 2004 using the proceeds of a proposed new issue of preference shares called FUELS (Franked Unsecured Equity Listed Securities). These new preference shares have more equity-like features than Resets and will achieve a more efficient capital structure for Santos. Unfortunately, due to regulatory requirements, Santos is unable to extend invitations to invest in these new preference shares outside Australia.

Redemption of Reset Convertible Preference Shares

Under announced changes to accounting standards, the Resets you currently hold will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005. In these circumstances, the terms of issue permit a redemption of the Resets. Accordingly, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, in accordance with their terms of issue, provided that the new issue of FUELS is made on or before that date.[1]

In accordance with the terms of issue, the redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per share will also be paid to eligible Reset holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore proposing an on-market buyback at $105 per Reset which is intended to provide a fair outcome.

You may sell your Resets on-market for cash using your own stockbroker. If you choose to sell your Resets during the Santos on-market buyback, you should receive $105 (less transaction costs) for each Reset. Santos currently intends to buy back Resets on-market for $105 each between Wednesday 8 September 2004 and Friday 17 September 2004 (although it reserves the right to re-enter the market and buy more Resets after this time). If you sell your Resets after the close of Santos' on-market buyback, you are likely to receive no more than $100 (less transaction costs) for each Reset.

If you do not sell your Resets prior to redemption, you will only receive the redemption amount of $100 per Reset. You are urged to carefully consider participating in the buyback to maximise the value of your investment.

In view of the redemption and the on-market buyback, Santos has made an application to the ASX for trading in Resets on the ASX to cease on or about 24 September 2004.

I urge you to take action immediately or you may lose valuable rights as a Reset holder.

---

1 Note: In order to effect this proposal, the Company has also added a provision to the terms of issue to allow for the redemption to be conditional on the FUELS offer proceeding. This is explained in the Additional Information section of this letter.

If you require advice regarding this letter and the alternatives available to you in dealing with your Resets, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.

This letter has been sent to you because our records indicate that your registered address is outside Australia. If you have a registered address in Australia, or if you require clarification of the contents of this letter, please call the **Santos Information Line in Australia on 61 2 9240 7452**.

Yours faithfully,

Stephen Gerlach

Chairman

Additional Information

1. Dates in this letter are subject to change without notice.

2. In accordance with clause 8 of the terms of Issue of the Resets, the Directors of Santos have added a provision to clause 3.5 of the terms of Issue as follows: "The Company may elect to convert or exchange a Preference Share conditional on some act or event occurring or not occurring." The Directors consider that this addition is not likely to be prejudicial to the holders of Resets as, if the relevant condition is not satisfied, holders will retain their Resets on their existing terms.

3. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus. However, applications will only be accepted from applicants with an Australian address. The Prospectus also outlines other ways of dealing with Resets, some of which are only available to holders who are registered with an Australian address.

TO: SECURITIES EXCHANGE COMMISSION

25 August 2004

Santos

Notice to Reset Shareholders in Australia

Dear Preference Shareholder,

On behalf of the Board of Directors, I am writing to inform you of some important decisions which your Board has taken that affect you as a holder of Santos Reset Convertible Preference Shares (Resets).

Due to changes in accounting standards and Santos' ongoing commitment to capital management, we intend to redeem all issued Resets on 30 September 2004 using the proceeds of a proposed new issue of preference shares called FUELS (Franked Unsecured Equity Listed Securities). These new preference shares have more equity-like features than Resets and will achieve a more efficient capital structure for Santos.

As a Resets holder, Santos is offering you a number of options in dealing with your Resets which are outlined in this letter, including reinvestment in FUELS.

In the coming weeks, you will receive a Prospectus for the new issue of FUELS and the redemption of Resets. I encourage you to read this material carefully and if you are unclear on any matter, contact your accountant, stockbroker, solicitor or other professional adviser. Once received you should take action immediately to maximise the value of your investment.

New Offering of FUELS

Eligible Reset Holders, being Reset holders as of the Record Date which is 2 September 2004, will have certain entitlements to the offer of FUELS. First, you will receive an entitlement to the new issue of FUELS at least equal to the number of Resets you hold as at the Record Date. Additionally if, as a Reset holder, you elect to have your Resets redeemed by Santos and the proceeds reinvested in FUELS, you will also be entitled to a $5.00 Special Dividend for those FUELS issued to you from the redemption proceeds. This dividend is expected to be fully franked. This Special Dividend, payable shortly after the allotment of the FUELS, will not be paid to other FUELS investors (or on any additional FUELS you may subscribe for with funds other than the proceeds of the Resets redemption).

The proposed FUELS offer will also be extended to Santos Ordinary Shareholders and the general public.

Redemption of Reset Convertible Preference Shares

Under announced changes to accounting standards, the Resets you currently hold will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005. In these circumstances, the terms of issue permit a redemption of the Resets. On this basis, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, in accordance with their terms of issue, provided that the new issue of FUELS is made on or before that date.[1] (The new issue of FUELS will continue to be classified as equity for accounting purposes when the new accounting standards take effect from 1 January 2005).

[1] Note: In order to effect this proposal, the Company has also added a provision to the terms of issue to allow for the redemption to be conditional on the FUELS offer proceeding. This is explained in the Additional Information section of this letter.

In accordance with the terms of issue, the redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per share will also be paid to Eligible Reset Holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore offering a number of options (including an on-market buyback) intended to provide a fair outcome to all Reset holders. You will need to exercise your preferred option prior to redemption. If you do not exercise any of the options 1-3 described in the following section, you will only receive the redemption amount of $100 per Reset. You are urged to carefully consider these options to maximise the value of your investment.

In view of the redemption and the on-market buyback, Santos has made an application to the ASX for trading in Resets on the ASX to cease on or about 24 September 2004.

Options Available to Reset Holders

The Company is offering options for dealing with your Resets, which are summarised below and will be explained fully in the forthcoming Prospectus.

1. **Redeem Resets and reinvest in FUELS with a Special Dividend entitlement.** You may choose to have all your Resets redeemed for $100 each and reinvest the proceeds in FUELS. If you choose this option, you will also become entitled to a Special Dividend of $5.00 per FUELS. To choose this option, you must complete and return the yellow personalised Election Form which will accompany the Prospectus by 5.00pm (Melbourne Time) on 24 September 2004.

2. **Sell Resets on-market into Santos' buyback and reinvest in FUELS.** You may choose to sell all your Resets into Santos' on-market buyback for $105 each and reinvest the proceeds in FUELS. If you choose this option, you will not be entitled to the Special Dividend of $5.00 per FUELS. However, you will realise an equivalent amount over the Face Value of the Reset via the sale. To choose this option, you must complete and return the yellow personalised Election Form which will accompany the Prospectus by 5.00pm (Melbourne Time) on 16 September 2004.

3. **Sell Resets on-market.** You may sell your Resets on-market for cash using your own stockbroker (and not reinvest the proceeds in FUELS). If you choose to sell your Resets during Santos' on-market buyback, you should receive about $105 (less transaction costs) for each Reset. If you sell your Resets after the close of Santos' on-market buyback, you are likely to receive no more than $100 (less transaction costs) for each Reset. This course of action may not offer Reset holders an optimal outcome.

4. **Do nothing/Redeem.** You may choose to do nothing, in which case your Resets will be redeemed for $100 each on 30 September 2004. This course of action may not offer Reset holders an optimal outcome.

Next Steps

In the coming weeks, you will receive a Prospectus which will provide further details of the redemption and buyback of Resets, the proposed new issue of FUELS and the options outlined above. You will be invited to make a decision by completing the yellow personalised Election Form accompanying your copy of the Prospectus.

If you require advice regarding the redemption and buyback of Resets or the offer of new FUELS, you should consult your accountant, stockbroker, solicitor or other professional adviser. If you require clarification of the contents of this letter, call the **Santos Information Line on 1300 733 636**.

Yours faithfully,

Stephen Gerlach
Chairman

Additional Information

1. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus.

2. In accordance with clause 8 of the terms of issue of the Resets, the Directors of Santos have added a provision to clause 3.5 of the terms of issue as follows: "The Company may elect to convert or exchange a Preference Share conditional on some act or event occurring or not occurring." The Directors consider that this addition is not likely to be prejudicial to the holders of Resets as, if the relevant condition is not satisfied, holders will retain their Resets on their existing terms.

25 August 2004

Santos

Notice to Reset Shareholders outside Australia

Dear Preference Shareholder,

On behalf of the Board of Directors, I am writing to inform you of some important decisions which your Board has taken that will affect you as a holder of Santos Reset Convertible Preference Shares (Resets).

Due to changes in accounting standards and Santos' ongoing commitment to capital management, we intend to redeem all issued Resets on 30 September 2004 using the proceeds of a proposed new issue of preference shares called FUELS (Franked Unsecured Equity Listed Securities). These new preference shares have more equity-like features than Resets and will achieve a more efficient capital structure for Santos. *Unfortunately, due to regulatory requirements, Santos is unable to extend invitations to invest in these new preference shares outside Australia.*

Redemption of Reset Convertible Preference Shares

Under announced changes to accounting standards, the Resets you currently hold will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005. In these circumstances, the terms of issue permit a redemption of the Resets. Accordingly, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, in *accordance with their terms of issue, provided that the new issue of FUELS is made on or before that date.*[1]

In accordance with the terms of issue, the redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per share will also be paid to eligible Reset holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore proposing an on-market buyback at $105 per Reset which is intended to provide a fair outcome.

You may sell your Resets on-market for cash using your own stockbroker. If you choose to sell your Resets during the Santos on-market buyback, you should receive $105 (less transaction costs) for each Reset. Santos currently intends to buy back Resets on-market for $105 each between Wednesday 8 September 2004 and Friday 17 September 2004 (although it reserves the right to re-enter the market and buy more Resets after this time). If you sell your Resets after the close of Santos' on-market buyback, you are likely to receive no more than $100 (less transaction costs) for each Reset.

If you do not sell your Resets prior to redemption, you will only receive the redemption amount of $100 per Reset. You are urged to carefully consider participating in the buyback to maximise the value of your investment.

In view of the redemption and the on-market buyback, Santos has made an application to the ASX for trading in Resets on the ASX to cease on or about 24 September 2004.

I urge you to take action immediately or you may lose valuable rights as a Reset holder.

---

1 Note: In order to effect this proposal, the Company has also added a provision to the terms of issue to allow for the redemption to be conditional on the FUELS offer proceeding. This is explained in the Additional Information section of this letter.

If you require advice regarding this letter and the alternatives available to you in dealing with your Resets, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.

This letter has been sent to you because our records indicate that your registered address is outside Australia. If you have a registered address in Australia, or if you require clarification of the contents of this letter, please call the **Santos Information Line in Australia on 61 2 9240 7452**.

Yours faithfully,

Stephen Gerlach

Chairman

Additional Information

1. Dates in this letter are subject to change without notice.
2. In accordance with clause 8 of the terms of Issue of the Resets, the Directors of Santos have added a provision to clause 3.5 of the terms of Issue as follows: "The Company may elect to convert or exchange a Preference Share conditional on some act or event occurring or not occurring." The Directors consider that this addition is not likely to be prejudicial to the holders of Resets as, if the relevant condition is not satisfied, holders will retain their Resets on their existing terms.
3. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus. However, applications will only be accepted from applicants with an Australian address. The Prospectus also outlines other ways of dealing with Resets, some of which are only available to holders who are registered with an Australian address.

TO: SECURITIES EXCHANGE COMMISSION

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

Santos

open briefing
corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of lodgement: 24-Aug-2004

Title: Open Briefing. Santos. MD on June 04 Profit & Outlook

Record of interview:

corporatefile.com.au
Santos Limited today reported a 36% fall in net profit after tax to $86.5 million for the 6 months ended 30 June 2004. However, you stated that net profit would have been around $62 million higher at $149 million without loss of earnings from the Moomba incident. Can you quantify the positive and negative influences on net profit before the impact of the Moomba incident and can you separately explain the impact of the Moomba incident?

MD John Ellice-Flint
Lower gas and liquids volumes principally in the Otway, Carnarvon and Cooper Basins reduced net profit by $28 million whilst slightly higher product prices added $8 million to net profit.

The start up of the Bayu-Undan liquids project added $7 million to net profit, lower exploration asset write-downs $31 million, cost savings $7 million and other items added $2 million but the restructuring costs incurred in the first half reduced net profit by $14 million.

The biggest impact on first half profit was the Moomba incident which caused a reduction in net profit after tax of $62 million principally as a result of lost revenue and additional operating costs, offset by lower depletion due to lost production. The lower first half result doesn't include any recovery of losses expected from insurance polices covering business interruption or property damage caused by the Moomba incident.

The estimated adverse impact of the incident on Santos' full-year 2004 after-tax profit, following insurance recoveries, remains $25 to 30 million, as previously advised.

corporatefile.com.au
Cash flow from operating activities after interest and tax fell by 54% to $193 million. That seems like a large fall even allowing for Moomba. Can you detail the lower operating cash flow?

MD John Ellice-Flint
The 54% or $229 million decline in operating cash flow was largely influenced by the Moomba incident, lower sales volumes and movements in working capital.

The Moomba incident reduced operating cash flow by $106 million. The lower first half result doesn't include any recovery of losses expected from insurance polices covering business interruption or property damage caused by the Moomba incident.

The estimated adverse impact of the incident on Santos' full-year 2004 operating cash flow following insurance recoveries remains $35 to 40 million, as previously advised.

Lower sales volumes as a result of lower production principally in the Otway, Carnarvon, Cooper Basins and USA net of cost savings and price impacts of $49 million also contributed to lower operating cash flow.

The final negative impact was the $103 million movement in working capital. These movements relate mainly to the timing of sales receipts and creditor payments.

Lower tax payments in the first half of 2004 versus the first half of 2003 added $29 million due to timing and determination of tax instalment amounts based on prior years taxable income.

corporatefile.com.au
Directors decided to declare a steady fully franked interim dividend at 15 cents per ordinary share in light of the significant production and profit improvements expected in 2005. Production for the half year to 30 June 2004 was 21.2 mmboe and the Company continues to expect production of 45-46 mmboe for 2004. What production do you expect in 2005 and what else will drive profits higher in 2005?

MD John Ellice-Flint
Significantly higher production is forecast for 2005. The magnitude of the 2005 production increase will become clearer towards the end of 2004 when there is greater clarity on the year-end exit production of East Spar and Stag and the precise start-up timing of the Mutineer-Exeter and John Brookes projects.

The delay on Maleo will reduce the previous 2005 forecast production by around 2 million boe. The previously announced difficulties in the Carnarvon Basin from reduced performance from the Stag and East Spar fields could reduce production by around 2 mmboe for each field.

Subject to satisfactory conclusion, the Novus transaction will add around 2 million boe. The net negative effect of these changes could be around 4 million boe for 2005.

What is important is that a large part of the increase in production in 2005 will be in oil and liquids, which will provide good margins in a high oil price environment.

corporatefile.com.au
The cycle time from discovery to production is usually measured in years. Santos did not make any major discoveries in 2003. Is another production gap looming after around 2007?

MD John Ellice-Flint
We have a number of gas assets which we aim to have in production later this decade. These include Sole, Golden Beach and Kipper in the Gippsland Basin; Petrel Tern and Evans Shoal in Northern Australia and Hides in PNG. Any exploration discoveries over the next 18 months could also be in production by around 2008, and in some cases even earlier.

corporatefile.com.au
What average oil price and exchange rate did you receive during the half year and what's your earnings sensitivity to the oil price and exchange rate?

MD John Ellice-Flint
Our average realised oil price during the first half of 2004 was little changed at A$46.76 up from A$45.91 per barrel despite the rise in the average realised oil price to US$32.63 from US$28.63. The small increase in the realised oil price was due to the 10.5% appreciation of the Australian dollar. The average realised Australian dollar exchange rate in the first half of 2004 was 69.78 cents versus 63.16 cents in the first half of 2003.

For the second half of 2004 a US$1.00 per barrel change in oil prices will result in a $7 million change in net profit after tax and a 1 cent change in the AU$/US$ exchange rate will change net profit after tax by $2 million.

corporatefile.com.au
The main objectives of the Santos Continuous Improvement Program announced in May 2004 are simplifying the organisational structure, reviewing and improving key business processes to add value, reducing the cost base and improving the organisational structure and culture. Can you give a quantitative and qualitative assessment of the improvement program so far? What future financial targets have you set from the program?

MD John Ellice-Flint

I'll deal with the financial targets part of your question first. We set a target of reducing capital and operating costs by $120 million on a like-for-like basis during 2005, compared to the 2003 cost base. The work necessary for these savings is already firmly established, and is assessed against a structured milestones and savings schedule. Already we've confirmed savings in excess of $8 million for June and July, so we've made a good start.

The qualitative assessment is hard to do so early in the program, but the indications are that we've set up an organisation and leadership structure which will stand us in good stead for the environment Santos is moving into. It should be noted that many of the changes here are ones requiring patience, and will be delivered by completing projects we launched in the middle of the year. Examples of this are the restating of Santos's culture, the improved co-ordination of our onshore production facilities, or the more rapid and efficient execution of projects as we bring new prospects into production.

corporatefile.com.au

You've described this year's exploration program as a well balanced portfolio with larger and higher quality opportunities. Can you outline the high risk wells that could deliver significant discoveries?

MD John Ellice-Flint

There are several significant wells in six different hydrocarbon basins. We have a good risk spread and a greater proportion of oil targets than in the past. A success in any one of the wells will lead to a number of follow-up opportunities and so they could all deliver significant value. Each is significant for its own reasons, some are large in their own right, like Agung, and others test unproven plays like Amrit.

corporatefile.com.au

One of Santos' main corporate objectives is to achieve 2P reserves replacement equal to 140% of annual production. You can achieve that by new exploration success, acquisitions or by turning currently non-commercial discoveries – Contingent Resources – into reserves. What are the better opportunities in the latter category?

MD John Ellice-Flint

Santos is pursuing the commercialisation of major assets across short (1 year), medium (2-3 years) and long-term timeframes. The nearer-term focus is on gas resources along the southern margin (offshore Victoria & South Australia) where there is potential for early access to markets. The Sole, Kipper & Golden Beach gas fields are in this group. Further out the opportunities are categorised by very large gas resources where market access is dependent on niche or long-term domestic gas access, LNG or gas-to-liquids. Examples in this group are Petrel/Tern, Evans Shoal and Hides (PNG).

corporatefile.com.au

The JV recently approved development of the $220 million John Brookes gas field which will replace East Spar production. Mutineer-Exeter and Bayu-Undan

are other Santos growth projects currently under development. Can you update progress on the Mutineer-Exeter development and bringing Casino and Oyong/Maleo to approval status?

MD John Ellice-Flint

Good progress was made during the June half year on the $480 million Mutineer-Exeter oil field development. This is the first offshore oil development that Santos operates and it is now more than 60% complete.

In the sub-surface, the structure and reservoir distribution is proving to be more complicated than originally anticipated. Exeter 4AH has been drilled and completed, with an initial production capacity of 25,000 barrels of oil per day. The north eastern Mutineer 5 development well has been drilled and confirmed. The pilot hole at Mutineer 8 was drilled recently and indicated that we need to revise this development location. A further pilot hole, Mutineer 7, was unsuccessful in confirming the development location in the south west of the field.

These results led to increased uncertainty on the ultimate recoverable volumes in the area of the fields so far drilled. The impact of these drilling results will be updated once the current drilling program has been completed. A development location to the north is currently being drilled and up to three further development wells are planned during this phase of drilling. Results to date indicate that the project should be able to meet the anticipated start up timing of mid 2005.

Santos is working with its Casino joint venture partners to conclude major development contracts and the gas sales agreement with TXU which will facilitate project sanction before the end of the year and first gas production in the first quarter of 2006. The innovative commercial arrangements associated with the Casino field have enabled the fast commercialisation of the gas field and have facilitated further exploration drilling in the permit this year. Tenders for the development works have been evaluated and in some cases critical long lead items awarded. Furthermore recently identified near field exploration and tieback opportunities are being matured with a possibility of drilling later in 2004.

Development plans for Maleo are progressing well as negotiations are close to finalising a gas sales agreement (GSA). The GSA was delayed as a result of the need to confirm satisfactory credit arrangements for the buyer. This delay pushes the timing for first production to about the beginning of 2006. While there has been a delay, the outcome of negotiations has been positive and the joint venture has improved the overall value of the project. Tenders for the Maleo production facilities are currently being sought under the Indonesian PSC bid system.

The Oyong development plans are further behind those of Maleo because it has been necessary to review development plans as a result of additional technical evaluation on the magnitude of recoverable oil reserves. The development has also been waiting on satisfactory credit arrangements to be put in place. However high current oil prices coupled with ongoing screening of low cost development

techniques suggest that we could be able to fast track the development, provided securitisation and regulatory approvals are achieved.

corporatefile.com.au
At 30 June 2004, net debt to net debt plus equity was 29%. You forecast total capital expenditure for 2004 of $925 million ($390 million in the first half). As a result of increasing capital requirements, you have announced the redemption of your existing preference shares and the offer of $500 million of Franked Unsecured Equity Listed Securities (FEULS). Can you explain your funding strategy and particularly the use of FUELS?

MD John Ellice-Flint
We've seen good pricing in the hybrid market for some time and we're not taking full advantage of that. Rather than issue more of the current securities with a short reset or issuing a further security, we've decided to roll it all into a new bigger program. This is an innovative new product in the hybrid market and the first issue by a non-bank institution.

corporatefile.com.au
In May 2004, Santos announced that it had entered into an agreement with Origin Energy involving the swapping of gas between Queensland and the Moomba Gas Hub. Can you describe and quantify the benefits to Santos? Are further gas swaps possible for Santos?

MD John Ellice-Flint
The Moomba Hub's commercial and infrastructure position in the east coast energy market of Australia is unique and leveraging this position to create value is an emerging opportunity.

Key to the recently announced gas swap deal with Origin is that it enables a more cost effective market supply arrangement, increases the reliability of supply and increased liquids recovery from the Cooper Basin. The agreement is structured to give Origin access of up to 200PJ of sales gas at the Moomba Gas Hub.

Moomba is also uniquely placed to supply spot and short term commodity supply with a wide range of service or capacity options. We're also actively pursuing third party processing as a way to add value, with about $100 million of value having been already created in relation to the Hub overall.

corporatefile.com.au
You expect earnings in 2005 to increase from 2003, on a comparable basis. Can you detail the impact you expect when you adopt international accounting standards?

MD John Ellice-Flint
Not at this time. Santos will begin reporting under the Australian equivalents to IFRS when it reports its 2005 half yearly results at about this time next year. In preparing for this transition, the Company has a team reviewing the new reporting requirements so that the Company can meet its 2005 interim reporting deadline for applying IFRS. This work is not complete.

One of the complicating issues facing companies in the Extractive Industries such as Santos is that under IFRS, there is no IFRS Extractive Industry accounting standard and one is not expected to be available for a number of years. However, as an interim measure, the IFRS has issued Exposure Draft ED 6 "Exploration for and Evaluation of Mineral Resources" which proposes a "grandfather option" to apply the company's existing accounting policies in regard to accounting for Exploration and Evaluation activities until such time as an IFRS Extractive Industry standard is issued. This temporary standard has not yet been issued so we don't know its final form.

Alternatively, the Company may adopt a methodology for accounting for its exploration and evaluation activities which is compatible with the IFRS conceptual accounting framework where exploration costs would be expensed unless they lead to a successful discovery of economic value (or a successful efforts methodology).

A decision will not be made until the interim accounting standard is issued later this year and this option can be evaluated. Accordingly, it is not possible at this time to quantify the financial impacts of IFRS for 2005.

corporatefile.com.au
Earlier this year the Federal Government announced new concessions that will allow companies to claim 150% (previously 100%) of their exploration spending in designated areas for PRRT purposes. To what extent will that benefit Santos?

MD John Ellice-Flint
We have yet to see the legislation and the Government will have a discretion on which frontier acreage is eligible for the concession. We are however interested in frontier exploration acreage opportunities and I wouldn't be surprised if we do explore in areas subject to the new arrangements. My broader concern is that more needs to be done to improve the PRRT system, particularly its impact on gas developments.

corporatefile.com.au
Thank you John.

For further information on Santos please visit www.santos.com or call Graeme Bethune (Investor enquiries) on (08) 8218 5157 or Kathryn Mitchell (Media enquiries) on (08) 8218 5260.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

TO:



Meeting the Challenge

2004 Interim Results

24 August 2004

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Program

- Overview - John Ellice-Flint
- Harvesting value from existing assets - Jon Young
- Financial performance - Peter Wasow
- Creating value from new assets - John Ellice-Flint
- Q&A

Santos

Meeting the Challenge

- **Overview**
- Harvesting value from existing assets
- Financial performance
- Creating value from new assets
- Close
- Q&A

John Ellice-Flint
Managing Director

Santos


Safety - Recordable Injuries Reduce
Major focus
Embedding new culture
Applying a range of programs
(12 month rolling average)
TRCFR
Full Year 2002
Full Year 2003
10
8
6
4
2
0
Month / Year
Santos


Positioned for High Oil Prices
Average $48.9/bbl
Average $26.5/bbl
1st half 2003 average $45.91
1st half 2004 average $46.76
A$/bbl
Santos

Results Reflect Moomba

	Half Year 2004	Half Year 2003
Produced volume (mmboe)	**21.2**	26.8
Sales volume (mmboe)	**22.0**	26.5
Net profit after tax & write downs ($m)	**86.5**	135.6
Operating cash flow ($m)	**192.6**	421.7
Gearing (% net debt/net debt + equity)	**28.7**	25.3
Dividend (cents)	**15**	15
TSR (% annualised)	**6.8**	1.2

Santos

Reshaping the Organisation


Managing Director & Chief Executive Officer
VP
Geoscience
VP
Strategic
Projects
VP
Gas Marketing
VP
Dev Projects
Exec VP
Operations
Chief
Financial
Officer
Exploration
Commercialisation
Development
Production
Cash

Santos

Value From New Assets

Developments start to contribute

Gas commercialisation progress

TO: SECURITIES EXCHANGE COMMISSION

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5033

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 24 August 2004

Subject: Record Date : Santos Ltd Reset Convertible Preference Shares (STOPA)

Pursuant to Listing Rule 3.20, Santos Ltd advises that the record date to determine entitlements to the dividend payable on its Reset Convertible Preference Shares (STOPA) in respect of the period 31 March 2004 to 29 September 2004 (inclusive) is 2 September 2004. In accordance with the Terms of Issue, the dividend amount for this period is $3.2940 per Reset Convertible Preference Share (fully franked) and payment will be made on 30 September 2004.

W. J. Glanville
Company Secretary